Assistant Company Secretary
Janine Smith

QANTAS

05010536

Exemption Number 82-4130

5 August 2005

Securities and Exchange Commission
450 Fifth Street, N.W.,
WASHINGTON DC 20549

Attention: Office of International Corporate Finance
Division of Corporation Finance

SUPPL

Re: Qantas Airways Limited (File No. 82-4130)
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Dear Sir/Madam

I am submitting the following information as part of Qantas Airways Limited's continuing reporting obligation pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934:

To the Australian Stock Exchange:

Announcement	20/01/2005	Full Year Profit
Media Release	11/02/2005	NJS Names Preferred Bidder for Qantas Link B717s
Media Release	16/02/2005	Trevor Eastwood Retires from Qantas Board
Announcement	16/02/2005	Appendix 3B – New Issue Announcement Application for Quotation of Additional Securities and Agreement
Announcement	17/02/2005	Financial Report for the Half-Year Ended 31 December 2004
Media Release	17/02/2005	Qantas Results for the Half Year Ended 31 December 2004
Announcement	17/02/2005	2004/05 Interim Results Presentation to Investors
Announcement	24/02/2005	Appendix 3Y – Change of Director's Interest Notice
Media Release	01/03/2005	Qantas Statement
Announcement	08/03/2005	Preliminary Monthly Traffic & Capacity Statistics January 2005
Announcement	22/03/2005	Appendix 3B – New Issue Announcement, Application for Quotation of Additional Securities and Agreement
Announcement	04/04/2005	Appendix 3Z – Final Director's Interest Notice
Announcement	04/04/2005	Preliminary Monthly Traffic and Capacity Statistics February 2005
Announcement	06/04/2005	Appendix 3Y – Change of Director's Interest Notice Geoffrey James Dixon
Announcement	06/04/2005	Appendix 3Y – Change of Director's Interest Notice – Michael Henry Codd
Announcement	06/04/2005	Appendix 3Y – Change of Director's Interest Notice – Patricia Anne Cross
Announcement	06/04/2005	Appendix 3Y – Change of Director's Interest Notice – Patricia Anne Cross
Announcement	06/04/2005	Appendix 3Y – Change of Director's Interest Notice – Garry Arthur Hounsell
Media Release	08/04/2005	Qantas to Increase Fuel Surcharge
Media Release	29/04/2005	Qantas Announces All-Inclusive Pricing for Airfares

dlw 8/18

Qantas Airways Limited ABN 16 009 661 901
203 Coward Street Mascot New South Wales 2020 Australia
Telephone 61 (2) 9691 4262 Facsimile 61 (2) 9691 3339

Assistant Company Secretary
Janine Smith

QANTAS

Announcement	02/05/2005	Preliminary Monthly Traffic & Capacity Statistics March 2005
Media Release	01/06/2005	Airbus A380 Delay
Announcement	02/06/2005	Preliminary Monthly Traffic & Capacity Statistics April 2005
Media Release	15/06/2005	Qantas Welcomes Government Decision
Media Release	22/06/2005	Qantas Corrects Media Report
Media Release	24/06/2005	Qantas Moves to A-IFRS
Media Release	29/06/2005	Qantas To Fly To Beijing
Announcement	30/06/2005	Appendix 3Y – Change of Director's Interest Notice – Geoffrey James Dixon
Announcement	30/06/2005	Appendix 3Y – Change of Director's Interest Notice – Peter Allan Gregg
Media Release	06/07/2005	Peter Cosgrove Joins Qantas Board
Announcement	06/07/2005	Preliminary Monthly Traffic and Capacity Statistics May 2005
Announcement	06/07/2005	Appendix 3Y – Initial Director's Interest Notice – Peter Cosgrove
Announcement	06/07/2005	Appendix 3Y – Change of Director's Interest Notice – Peter Allan Gregg
Media Release	08/07/2005	Qantas Flights Operating As Normal
Letter	12/07/2005	Update on the Level of Foreign Relevant Interest in Qantas Shares
Media Release	15/07/2005	Qantas Defence Services Establishes New Business Facility at Canberra

To the Australian Investments and Securities Commission:

Letter	24/01/2005	Qantas Deferred Share Plan
Form	17/02/2005	Form 484 – Change to Company Details – Section C2 – Issue of Shares
Form	17/02/2005	Form 484 – Change to Company Details – Section C2 – Issue of Shares
Letter	02/03/2005	Qantas Deferred Share Plan
Form	01/04/2005	Form 484 – Cease to Company Officeholder
Form	26/04/2005	Form 379 – Residential Address or Change in Residential Address for Persons Entitled to Use an Alternative Address
Letter	06/06/2005	Form 379 – Application for Suppression or Residential Address
Form	24/06/2005	Form 309 – A Notification of Details of a Charge
24/06/2005	24/06/2005	Form 350 – Certification of Compliance with Stamp Duties Law
Form	12/07/2005	Form 484 – Section B2 – Appoint Company Officeholder

Please acknowledge receipt of the forgoing by stamping the attached copy of this transmittal letter.

Please contact me on the below numbers with any questions.

Yours faithfully

Janine Smith
Assistant Company Secretary

Qantas Airways Limited ABN 16 009 661 901
203 Coward Street Mascot New South Wales 2020 Australia

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 20/01/2005

TIME: 09:31:36

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Full Year Profit

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

General Counsel & Company Secretary
Brett Johnson

QANTAS

20 January 2005

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir

Qantas Full Year Profit

Qantas confirms that, based on operations to the end of December 2004 and forward bookings, it continues to believe that its 2005 full year profit will exceed its 2004 profit before tax of $964.6 million.

As previously advised, Qantas will release its half-year results on Thursday 17 February 2005.

Yours faithfully

Brett Johnson
General Counsel & Company Secretary

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 11/02/2005

TIME: 12:05:29

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

NJS Named Preferred Bidder for QantasLink B717s

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QANTAS

Media Release

NJS NAMED PREFERRED BIDDER FOR QANTASLINK B717s

SYDNEY, 11 February 2005: Qantas said today that Adelaide-based National Jet Systems had been selected as the preferred bidder to operate and maintain QantasLink's new Boeing 717 regional flying operations.

The Chief Executive Officer of Qantas, Geoff Dixon, said QantasLink announced in October last year that it would progressively replace its fleet of BAe146 aircraft with newer Boeing 717 aircraft from July 2005.

The Boeing 717 aircraft will move from Jetstar to QantasLink as Jetstar continues to grow its fleet of new Airbus A320s.

Mr Dixon said the bidding process had been very competitive, with proposals submitted by National Jet Systems, which currently operates QantasLink's BAe146 fleet, and Jetstar, which currently operates the Boeing 717 fleet.

"In the end the strength of the relationship and the fact that a decision against National Jet Systems could have resulted in significant job losses in several States were the deciding factors," Mr Dixon said.

"National Jet Systems is a highly respected provider of aviation services to Australian corporate and government organisations.

"They have provided aircraft, pilots and cabin crew to the Qantas Group for fourteen years and we look forward to continuing this excellent partnership."

Mr Dixon said confirmation of the selection of National Jet Systems was subject to satisfactory negotiation of the operating agreement.

"The Boeing 717s will allow QantasLink to increase capacity on a range of routes in Western Australia, the Northern Territory and Queensland," Mr Dixon said.

Eight Boeing 717s, operating in a 115 seat configuration with a 32 inch seat pitch, will gradually replace eight 65 to 76 seat BAe146s in the QantasLink fleet over the 12 months beginning July 2005.

QantasLink will continue to fly its remaining two BAe146 aircraft, which are leased until December 2006.

The routes on which the Boeing 717s will operate include:

Perth-Broome
Perth-Kalgoorlie
Perth-Karratha
Perth-Paraburdoo
Perth-Port Hedland
Perth-Newman
Paraburdoo-Newman

Alice Springs-Ayers Rock
Alice Springs-Broome
Alice Springs-Cairns
Alice Springs-Darwin
Alice Springs-Perth
Ayers Rock-Cairns
Ayers Rock-Perth
Cairns-Gove-Darwin

Issued by Qantas Corporate Communication (Q3211)
Media Inquiries: Michael Sharp Tel 02 9691 3469

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 16/02/2005

TIME: 11:47:23

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Trevor Eastwood retires from Board

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Media Release

TREVOR EASTWOOD RETIRES FROM QANTAS BOARD

SYDNEY, 16 February 2005: Qantas today announced that Trevor Eastwood, AM will retire as a Director of Qantas Airways Limited after nearly 10 years on the Board.

The Chairman of Qantas, Margaret Jackson, said Mr Eastwood had been appointed to the Qantas Board in October 1995 and his retirement would take effect on 31 March, 2005.

"Trevor joined Qantas soon after it became a publicly listed company and he has made a wonderful contribution over the past nine and a half years," she said.

"He has been a member of the Chairman's Committee since it was established and a member of the Audit Committee for the past four years.

"On behalf of the Board, I would like to thank Trevor for his efforts over nearly a decade and to wish him well for the future."

Issued by Qantas Corporate Communication (Q3214)
Media Enquiries: Michael Sharp - Telephone 02 9691 3469

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 16/02/2005

TIME: 18:56:53

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B - New Issue

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

General Counsel
Brett Johnson

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Qantas Airways Limited (ABN 16 009 661 901) gives the ASX the following information

Part 1 - All issues

1	Class of securities issued or to be issued	Ordinary Shares.
2	Number of securities issued or to be issued (if known) or maximum number which may be issued	59,177 Ordinary Shares.
3	Principal terms of the securities	N/A.
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?	Yes.
5	Issue price or consideration	No issue price or consideration is payable on the issue of shares.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To issue shares to Eligible Executives who, in accordance with the Terms and Conditions and Rules of the Qantas Long-Term Executive Incentive Plan (Plan), have submitted a Notice of Conversion to convert Entitlements into Ordinary Shares. The Entitlements were awarded on 24 November 2000. The Market Price on Conversion (as defined in the Terms and Conditions of the Plan) is $3.554.
7	Dates of entering securities into uncertificated holdings or despatch of certificates	16 February 2005.

		Number	Class
8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,867,849,876	Ordinary Shares

		Number	Class
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,500	144a 15 June 2009 US Issue. Each Parcel of Notes has a face value of US$100,000
		40	Fixed Rate Medium Term Note, maturing 15 March 2007. Each Note has a face value of A$500,000
		1,000	Fixed Rate Medium Term Note, maturing 15 October 2007. Each Note has a face value of A$100,000
		400	Floating Rate Medium Term Note, maturing 20 June 2005. Each Note has a face value of A$100,000
		4,500	144a 20 June 2013 US Issue. Each parcel of Notes has a face value of US$100,000
		28,784,927	Entitlements awarded to Eligible Executives under the Qantas Long-Term Executive Incentive Plan

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Identical to the current policy.

Part 3 - Quotation of securities

34 Type of securities

(a) ✓ Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Quotation Agreement

1 Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those securities should not be granted quotation.
- Section 724 of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737 or 738 of the Corporations Act at the time that we request that the securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Brett Johnson
General Counsel & Company Secretary

16 February 2005

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 17/02/2005

TIME: 09:33:31

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Half Yearly Report & Half Year Accounts

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QANTAS AIRWAYS LIMITED AND CONTROLLED ENTITIES

FINANCIAL REPORT

FOR THE HALF-YEAR ENDED

31 DECEMBER 2004

ABN 16 009 661 901

ASX CODE: QAN

RESULTS FOR ANNOUNCEMENT TO THE MARKET

	31 Dec 2004 $m	31 Dec 2003 $m	Change $m	Change %
Revenue from ordinary activities	6,431.0	5,801.8	629.2	up 10.8%
Profit from ordinary activites after tax attributable to members	458.4	357.8	100.6	up 28.1%
Net profit for the period attributable to members	458.4	357.8	100.6	up 28.1%

DIVIDENDS

31 December 2004 interim dividend - to be paid 6 April 2005	
Amount per security (cents)	10.0
Franked amount per security at 30% tax	10.0
Record date for determining entitlements to the dividend	9 March 2005
Date the dividend is payable	6 April 2005
Total dividend declared ($m)	186.8

Qantas operates a Dividend Reinvestment Plan (DRP) under which shareholders can reinvest the dividends payable on participating shares in newly issued Qantas shares.

Last date for receipt of election notice for participation in dividend reinvestment plan	9 March 2005

EXPLANATION OF RESULTS

Please refer to the attached Press Release for an explanation of the results.

DIRECTORS' REPORT

The Directors present their report together with the consolidated financial report for the half-year ended 31 December 2004 and the independent auditors' review report thereon.

DIRECTORS

The Directors of Qantas Airways Limited at any time during or since the end of the half-year are as follows:

Name	Period of Directorship
Margaret Jackson *Chairman*	*Director since July 1992 - appointed Chairman August 2000*
Geoff Dixon *Chief Executive Officer*	*Director since August 2000*
Peter Gregg *Chief Financial Officer*	*Director since September 2000*
Paul Anderson	*Director since September 2002*
Mike Codd	*Director since January 1992*
Patricia Cross	*Director since January 2004*
Trevor Eastwood	*Director since October 1995 - to resign 31 March 2005*
Garry Hounsell	*Appointed 1 January 2005*
Jim Kennedy	*Director since October 1995*
Roger Maynard	*Director since March 1993 - resigned 8 September 2004*
James Packer	*Director since March 2004*
John Schubert	*Director since October 2000*
Nick Tait	*Director since March 1993 - resigned 8 September 2004*

REVIEW OF OPERATIONS

The Qantas Group achieved a net profit after tax for the half-year of $458.4 million, representing an increase of $100.6 million or 28.1% compared to the corresponding prior period.

Total sales and operating revenue for the half-year increased by $629.2 million or 10.8% percent to $6.4 billion. Excluding the unfavourable impact of foreign exchange rate movements, this increase amounted to 11.6%. Revenue Passenger Kilometres (RPKs) increased by 8.6% on increased capacity of 13.3%, leading to a decrease in passenger load factor of 3.2% points. Total international yield (excluding exchange) has improved by 3.6% compared to the corresponding prior period, while total domestic yield (excluding exchange) has deteriorated by 5.3%.

Total expenditure, excluding net interest expense, increased by $559.1 million or 10.8% to $5.8 billion. Excluding the favourable impact of foreign exchange rate movements, this increase amounted to 12.5%.

CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

for the half-year ended 31 December 2004

	December 2004 $m	December 2003 $m
Sales and operating revenue		
Net passenger revenue [1,2]	4,975.9	4,613.1
Net freight revenue [1]	318.1	241.0
Tours and travel revenue	394.3	363.6
Contract work revenue	232.1	245.7
Other sources [3,4]	510.6	338.4
	6,431.0	5,801.8
Expenditure		
Manpower and staff related	1,645.5	1,471.7
Selling and marketing [1]	282.1	272.6
Aircraft operating - variable	1,229.0	1,113.5
Fuel and oil	852.9	644.9
Property	152.9	148.5
Computer and communication	261.3	216.3
Tours and travel cost of sales	317.0	294.7
Capacity hire	158.6	157.5
Other [5]	167.5	216.2
Share of net profit of associates	(4.6)	(6.3)
Depreciation and amortisation	549.2	536.2
Non-cancellable operating lease rentals	148.0	134.5
	5,759.4	5,200.3
Earnings before interest and tax	**671.6**	**601.5**
Net borrowing costs	(70.3)	(71.2)
Profit from ordinary activities before related income tax expense	601.3	530.3
Income tax expense related to ordinary activities	(142.5)	(171.3)
Net profit	458.8	359.0
Outside equity interests in net profit	(0.4)	(1.2)
Net profit attributable to members of the Company	458.4	357.8
Non-owner Transaction Changes in Equity		
Net exchange differences recognised in equity	(1.3)	(1.1)
Total transactions and adjustments recognised directly in equity	(1.3)	(1.1)
Total changes in equity not resulting from transactions with owners as owners	457.1	356.7
Earnings per share (EPS)		
Basic earnings per share (cents)	24.7	19.9
Diluted earnings per share (cents)	24.6	19.8

1 Passenger and freight revenue is disclosed net of both sales discount and interline/IATA commission.

2 Passenger recoveries (including fuel surcharge on passenger tickets) are disclosed as part of net passenger revenue.

3 Revenue from other sources includes revenue from aircraft charter and leases, property income, Qantas Club and Frequent Flyer membership fees, freight terminal and service fees, commission revenue, aged availed surplus revenue and unavailed revenue and other miscellaneous income (including the release of surplus revenue accounting provisions related to prior periods of $52.1 million).

4 Excludes interest revenue of $48.5 million (2003: $57.2 million) which is included in net borrowing costs. Also excluded are proceeds on sale and operating leaseback of non-current assets of $276.2 million (2003: $215.6 million), which are offset against the relevant asset's written down value before recognition of the profit or loss on sale. Net profit on sale of non-current assets was $1.8 million (2003: $4.6 million loss).

5 Other expenses include contract work materials, printing, stationery, insurance and other miscellaneous expenses.

CONSOLIDATED STATEMENT OF CASH FLOWS
for the half-year ended 31 December 2004

	December 2004 $m	December 2003 $m
Cash flows from operating activities		
Cash receipts in the course of operations	6,728.3	6,246.6
Cash payments in the course of operations	(5,551.0)	(5,085.6)
Interest received	43.7	57.2
Borrowing costs paid	(149.1)	(165.8)
Dividends received	9.7	4.3
Income taxes paid	(58.2)	(90.1)
Net cash provided by operating activities	**1,023.4**	**966.6**
Cash flows from investing activities		
Payments for property, plant and equipment	(1,150.3)	(1,104.6)
Receipts from aircraft security deposits	0.5	57.8
Total payment for purchases of property, plant and equipment and aircraft security deposits	(1,149.8)	(1,046.8)
Proceeds from sale of property, plant and equipment	18.3	43.9
Proceeds from sale and leaseback of non-current assets	257.9	171.7
Payments for investments, net of cash acquired	(45.0)	(252.9)
(Advances)/repayments of investment loans	0.9	(118.5)
Payments for other intangibles	-	(27.2)
Net cash used in investing activities	**(917.7)**	**(1,229.8)**
Cash flows from financing activities		
Repayment of borrowings	(609.8)	(880.2)
Proceeds from borrowings/swaps	1,262.0	780.4
Net proceeds from the issue of shares	-	90.5
Dividends paid	(92.7)	(91.6)
Net cash provided by / (used in) financing activities	**559.5**	**(100.9)**
Net increase / (decrease) in cash held	**665.2**	**(364.1)**
Cash at the beginning of the financial period	1,365.3	2,015.9
Cash at the end of the financial period	**2,030.5**	**1,651.8**

Reconciliation of cash

Cash as at the end of the financial period as shown in the Statement of Cash Flows is reconciled to the related items in the Statement of Financial Position as follows:

	December 2004 $m	December 2003 $m
Cash on hand and at bank	109.7	168.4
Cash at call	236.2	236.8
Short term money market securities and term deposits	1,684.6	1,246.6
Cash at the end of the financial period	**2,030.5**	**1,651.8**

Non-cash financing and investing activities

During the period 22,675,271 (2003: 21,151,352) shares were issued under the Dividend Reinvestment Plan.

NOTES TO THE FINANCIAL STATEMENTS

for the half-year ended 31 December 2004

Note 4. Tax Reconciliation

The prima facie income tax on profit from ordinary activities differs from the income tax charged in the Statement of Financial Performance and is calculated as follows:

	December 2004 $m
Profit from ordinary activities	601.3
Prima facie income tax expense @ 30%	180.4
Less: Tax consolidation benefit	(50.0)
Add: other items	12.1
Income tax expense related to ordinary activities	**142.5**

Note 5. Contingent Liabilities

The contingent liabilities disclosed in the 30 June 2004 annual report remain unresolved. There have been no new claims made against the Qantas Group during the period.

Note 6. Post Balance Date Events

There has not arisen in the interval between the end of the financial period and the date of this report, any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors, to significantly affect the operations of the Qantas Group, the results of those operations, or the state of affairs of the Qantas Group, in this financial period or in future financial periods.

Note 7. International Financial Reporting Standards

For the reporting period beginning on or after 1 January 2005, the consolidated entity must comply with International Financial Reporting Standards (IFRS) as issued by the Australian Accounting Standards Board (AASB).

The areas of significant difference between Australian Generally Accepted Accounting Principles (GAAP) and IFRS, as applied to the consolidated entity, have been identified and work has commenced to quantify the impact of adoption. To date, quantification has not been completed or presented to the Board for approval.

NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 31 December 2004

Note 7. International Financial Reporting Standards (continued)

Employee Benefits AASB 119 requires the funding position of company sponsored defined benefit superannuation plans to be recognised in the Statement of Financial Position.	Valuations of the Qantas defined benefits plans, applying the AASB 119 measurement criteria, will be conducted as at 30 June 2004 and 30 June 2005. The expected impact is likely to be a one-off reduction in retained earnings and the corresponding recognition of a retirement liability. The application of recent changes to AASB 119 governing the appropriate method to recognise movements in the funding position are under consideration.
Leases Qantas is considering the application of AASB 117 to the accounting for the classification of all finance and operating leases.	Under IFRS some leases currently classified as operating may require recognition in the Statement of Financial Position. Recognition, if required, would increase leased assets and leased liabilities and will result in changes to some financial ratios. The financial effect of the change has not been determined. It is, however, not expected to have a significant impact on the Statement of Financial Performance in future years.
Fuel Hedging AASB 139 requires reassessment of all hedging transactions preventing the application of hedge accounting to transactions that fail specified correlation tests and documentation requirements.	Qantas hedges aviation fuel exposures as set out in note 1 to the 30 June 2004 Annual Report. The potential application and impact of this accounting standard on aviation fuel hedging has not been determined. Any change in accounting treatment, if required, would result in a change to the timing of recognition of gains/losses on hedging arrangements and will not affect the underlying economic value of the arrangement.
Revenue Hedging AASB 139 requires reassessment of all hedging transactions preventing the application of hedge accounting to transactions that fail specified correlation tests and documentation requirements.	Qantas hedges future revenue as set out in note 1 to the 30 June 2004 Annual Report. It is anticipated that, after initial adoption adjustments are made, the existing accounting treatment will continue under IFRS, although it will be subject to increased effectiveness testing and documentation requirements.

NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 31 December 2004

Note 8. Segment reporting

Business Segments

The segmentation of the Qantas Group broadly into three business types (Flying, Flying Services and Associated Businesses) supported by a corporate centre is being progressively implemented.

Financial reporting system changes to transition Qantas to a segmented model are currently under development. Disclosure of segment information is therefore provided in a format consistent with prior years as follows:

1. Aircraft Operations, which includes the Qantas Group Flying Businesses, Engineering Technical Operations and Maintenance Services, Airports, Qantas Freight and Qantas Defence Services and all other subsidiary companies, associates and joint ventures;
2. Tours and Travel, which comprises the Qantas Holidays segment which forms part of the Associated Businesses portfolio; and
3. Catering, which reflects the wholly-owned catering entities within the Airports and Catering segment which forms part of the Flying Services Businesses.

The half-year segment disclosures on the following page include segment charges to recover costs applied for the first time from 1 July 2004. However, the prior period information has not been restated as it is impracticable to do so. Accordingly, the table on the following page discloses the impact of segment charges on earnings before interest and tax and is comparable with the prior period business segment disclosures.

Geographic Segments

Passenger, freight and other service revenue from domestic services within Australia is attributed to the Australian area. Passenger, freight and other services revenue from inbound and outbound services between Australia and overseas is allocated proportionately to the area in which the sale was made. Other operating revenue is not allocated to a geographic area as it is impracticable to do so.

For the period ended 31 December 2004, the principal assets of the business comprised the aircraft fleet, all (except eight) of which were registered and domiciled in Australia. These assets are used flexibly across the route network. Accordingly there is no suitable basis of allocating such assets and the related liabilities between geographic areas.

Operating profit resulting from turnover generated in each geographic area according to origin of sale is not disclosed as it is neither practical nor meaningful to allocate the Group's operating expenditure on that basis.

NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 31 December 2004

Note 8. Segment reporting (continued)

Analysis of total revenue by geographic region

This analysis is by geographic sales region and does not represent revenue by route group.

	December 2004 $m	December 2003 $m
Passenger, freight and other services revenue		
Australia	3,596.1	3,448.2
United Kingdom and Europe	449.8	435.5
Japan	243.3	219.9
South East Asia/North East Asia	199.6	170.2
The Americas and the Pacific	440.7	407.8
New Zealand	191.9	191.0
Other regions	181.2	128.9
	5,302.6	**5,001.5**
Other operating revenue		
Tours and Travel	394.3	363.6
Contract work revenue	232.1	245.7
Other unallocated revenue	502.0	191.0
Total sales and operating revenue	**6,431.0**	**5,801.8**
Other revenue		
Interest Revenue	48.5	57.2
Proceeds from sale of property, plant and equipment	10.5	43.9
Proceeds on sale and leaseback	265.7	171.7
Total other revenue	**324.7**	**272.8**
Total revenue	**6,755.7**	**6,074.6**

DIRECTORS' DECLARATION

In the opinion of the Directors of Qantas Airways Limited:

(a) the financial statements and notes set out on pages 5 to 15, are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of the consolidated entity as at 31 December 2004 and of its performance, as represented by the results of its operations and cash flows for the half-year ended on that date; and

(ii) complying with Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that Qantas Airways Limited and its controlled entities will be able to pay its debts as and when they become due and payable.

Signed pursuant to a Resolution of the Directors:

MARGARET JACKSON
Chairman

GEOFF DIXON
Chief Executive Officer

Sydney, 16 February 2005

KPMG

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe the Financial Report of Qantas Airways Limited is not in accordance with:

a) the Corporations Act 2001, including:

i. giving a true and fair view of the Consolidated Entity's financial position as at 31 December 2004 and of its performance for the half-year ended on that date; and

ii. complying with Australian Accounting Standard AASB 1029 "Interim Financial Reporting" in Australia and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

KPMG

Mark Epper
Partner

Sydney, 16 February 2005

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

CONSOLIDATED EARNINGS BEFORE INTEREST AND TAX
for the half-year ended 31 December 2004

(Unaudited)	Half-Year Ended 31 Dec 2004 $m	% of Group Total	Half-Year Ended 31 Dec 2003 $m	% of Group Total
Qantas International	220.5	32.8	196.7	32.7
Australian Airlines	8.5	1.3	3.4	0.6
Total International Flying Operations	229.0	34.1	200.1	33.3
Qantas Domestic	341.9	51.0	270.9	45.0
QantasLink Group	29.2	4.3	53.0	8.8
Jetstar	19.0	2.8	0.0	0.0
Total Domestic Flying Operations	390.1	58.1	323.9	53.8
Other Subsidiaries: [1]				
Qantas Holidays Group	27.1	4.0	24.0	4.0
Qantas Flight Catering Group	10.9	1.6	46.6	7.7
Qantas Defence Services	4.0	0.6	3.2	0.5
Equity Accounting	4.6	0.7	6.3	1.0
Other Subsidiaries	5.9	0.9	(2.6)	(0.3)
Total Other Subsidiaries	52.5	7.8	77.5	12.9
Group Earnings Before Interest and Tax	**671.6**	**100.0**	**601.5**	**100.0**

Notes

1 Subsidiary operations earnings before interest and tax includes profit earned on services provided to Qantas Airways Limited.

(Unaudited)	Half-Year Ended 31 Dec 2004 Pre Segmentation $m	% of Group Total
Qantas International	196.6	29.3
Australian Airlines	11.1	1.6
Total International Flying Operations	207.7	30.9
Qantas Domestic Airline Operations	318.0	47.3
QantasLink Group	51.4	7.7
Jetstar	19.0	2.8
Total Domestic Flying Operations	388.4	57.8
Other Subsidiaries: [1]		
Qantas Holidays Group	31.7	4.7
Qantas Flight Catering Group	29.3	4.4
Qantas Defence Services	4.0	0.6
Equity Accounting	4.6	0.7
Other Subsidiaries	5.9	0.9
Total Other Subsidiaries	75.5	11.3
Group Earnings Before		

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

CONSOLIDATED NET INTEREST AS A PERCENTAGE OF AVERAGE NET DEBT
as at 31 December 2004

(Unaudited)	Half-Year Ended 31 December 2004 $m	Half-Year Ended 31 December 2003 $m
Borrowing Costs		
Net Borrowing Costs	70.3	71.2
Capitalised Interest	33.0	24.2
Interest on Non-cancellable Operating Leases	107.9	62.7
Adjusted Net Interest Expense	**211.2**	**158.1**
Interest Cover	9.6	8.4
Average Net Debt *		
Average Net Debt Including Off Balance Sheet Debt	5,570.0	5,095.7
Average Net Debt Including Off Balance Sheet Debt and Revenue Hedge Receivable	5,591.6	5,099.6
Adjusted Net Borrowing Costs as a Percentage of:		
Average Net Debt Including Off Balance Sheet Debt	7.5	6.2
Average Net Debt Including Off Balance Sheet Debt and Revenue Hedge Receivable	7.5	6.1

* Average Net Debt balances are calculated on a weighted average basis.

ASX.Online@asx.com.au

17/02/2005 09:33 AM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 206305 as follows:
Release Time: 17-Feb-2005 09:33:27
ASX Code: QAN
File Name: 206305.pdf
Your Announcement Title: Appendix 4D - Financial Report for Half- Year 31.12.04

206305.pdf

QANTAS AIRWAYS LIMITED AND CONTROLLED ENTITIES

FINANCIAL REPORT

FOR THE HALF-YEAR ENDED

31 DECEMBER 2004

ABN 16 009 661 901

ASX CODE: QAN

RESULTS FOR ANNOUNCEMENT TO THE MARKET

	31 Dec 2004 $m	31 Dec 2003 $m	Change $m	Change %
Revenue from ordinary activities	6,431.0	5,801.8	629.2	up 10.8%
Profit from ordinary activites after tax attributable to members	458.4	357.8	100.6	up 28.1%
Net profit for the period attributable to members	458.4	357.8	100.6	up 28.1%

DIVIDENDS

31 December 2004 interim dividend - to be paid 6 April 2005	
Amount per security (cents)	10.0
Franked amount per security at 30% tax	10.0
Record date for determining entitlements to the dividend	9 March 2005
Date the dividend is payable	6 April 2005
Total dividend declared ($m)	186.8

Qantas operates a Dividend Reinvestment Plan (DRP) under which shareholders can reinvest the dividends payable on participating shares in newly issued Qantas shares.

Last date for receipt of election notice for participation in dividend reinvestment plan	9 March 2005

EXPLANATION OF RESULTS

Please refer to the attached Press Release for an explanation of the results.

DIRECTORS' REPORT

The Directors present their report together with the consolidated financial report for the half-year ended 31 December 2004 and the independent auditors' review report thereon.

DIRECTORS

The Directors of Qantas Airways Limited at any time during or since the end of the half-year are as follows:

Name	Period of Directorship
Margaret Jackson *Chairman*	*Director since July 1992 - appointed Chairman August 2000*
Geoff Dixon *Chief Executive Officer*	*Director since August 2000*
Peter Gregg *Chief Financial Officer*	*Director since September 2000*
Paul Anderson	*Director since September 2002*
Mike Codd	*Director since January 1992*
Patricia Cross	*Director since January 2004*
Trevor Eastwood	*Director since October 1995 - to resign 31 March 2005*
Garry Hounsell	*Appointed 1 January 2005*
Jim Kennedy	*Director since October 1995*
Roger Maynard	*Director since March 1993 - resigned 8 September 2004*
James Packer	*Director since March 2004*
John Schubert	*Director since October 2000*
Nick Tait	*Director since March 1993 - resigned 8 September 2004*

REVIEW OF OPERATIONS

The Qantas Group achieved a net profit after tax for the half-year of $458.4 million, representing an increase of $100.6 million or 28.1% compared to the corresponding prior period.

Total sales and operating revenue for the half-year increased by $629.2 million or 10.8% percent to $6.4 billion. Excluding the unfavourable impact of foreign exchange rate movements, this increase amounted to 11.6%. Revenue Passenger Kilometres (RPKs) increased by 8.6% on increased capacity of 13.3%, leading to a decrease in passenger load factor of 3.2% points. Total international yield (excluding exchange) has improved by 3.6% compared to the corresponding prior period, while total domestic yield (excluding exchange) has deteriorated by 5.3%.

Total expenditure, excluding net interest expense, increased by $559.1 million or 10.8% to $5.8 billion. Excluding the favourable impact of foreign exchange rate movements, this increase amounted to 12.5%.

CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

for the half-year ended 31 December 2004

	December 2004 $m	December 2003 $m
Sales and operating revenue		
Net passenger revenue [1,2]	4,975.9	4,613.1
Net freight revenue [1]	318.1	241.0
Tours and travel revenue	394.3	363.6
Contract work revenue	232.1	245.7
Other sources [3,4]	510.6	338.4
	6,431.0	**5,801.8**
Expenditure		
Manpower and staff related	1,645.5	1,471.7
Selling and marketing [1]	282.1	272.6
Aircraft operating - variable	1,229.0	1,113.5
Fuel and oil	852.9	644.9
Property	152.9	148.5
Computer and communication	261.3	216.3
Tours and travel cost of sales	317.0	294.7
Capacity hire	158.6	157.5
Other [5]	167.5	216.2
Share of net profit of associates	(4.6)	(6.3)
Depreciation and amortisation	549.2	536.2
Non-cancellable operating lease rentals	148.0	134.5
	5,759.4	**5,200.3**
Earnings before interest and tax	**671.6**	**601.5**
Net borrowing costs	(70.3)	(71.2)
Profit from ordinary activities before related income tax expense	**601.3**	**530.3**
Income tax expense related to ordinary activities	(142.5)	(171.3)
Net profit	**458.8**	**359.0**
Outside equity interests in net profit	(0.4)	(1.2)
Net profit attributable to members of the Company	**458.4**	**357.8**
Non-owner Transaction Changes in Equity		
Net exchange differences recognised in equity	(1.3)	(1.1)
Total transactions and adjustments recognised directly in equity	(1.3)	(1.1)
Total changes in equity not resulting from transactions with owners as owners	**457.1**	**356.7**
Earnings per share (EPS)		
Basic earnings per share (cents)	24.7	19.9
Diluted earnings per share (cents)	24.6	19.8

1 Passenger and freight revenue is disclosed net of both sales discount and interline/IATA commission.

2 Passenger recoveries (including fuel surcharge on passenger tickets) are disclosed as part of net passenger revenue.

3 Revenue from other sources includes revenue from aircraft charter and leases, property income, Qantas Club and Frequent Flyer membership fees, freight terminal and service fees, commission revenue, aged availed surplus revenue and unavailed revenue and other miscellaneous income (including the release of surplus revenue accounting provisions related to prior periods of $52.1 million).

4 Excludes interest revenue of $48.5 million (2003: $57.2 million) which is included in net borrowing costs. Also excluded are proceeds on sale and operating leaseback of non-current assets of $276.2 million (2003: $215.6 million), which are offset against the relevant asset's written down value before recognition of the profit or loss on sale. Net profit on sale of non-current assets was $1.8 million (2003: $4.6 million loss).

5 Other expenses include contract work materials, printing, stationery, insurance and other miscellaneous expenses.

CONSOLIDATED STATEMENT OF CASH FLOWS

for the half-year ended 31 December 2004

	December 2004 $m	December 2003 $m
Cash flows from operating activities		
Cash receipts in the course of operations	6,728.3	6,246.6
Cash payments in the course of operations	(5,551.0)	(5,085.6)
Interest received	43.7	57.2
Borrowing costs paid	(149.1)	(165.8)
Dividends received	9.7	4.3
Income taxes paid	(58.2)	(90.1)
Net cash provided by operating activities	**1,023.4**	**966.6**
Cash flows from investing activities		
Payments for property, plant and equipment	(1,150.3)	(1,104.6)
Receipts from aircraft security deposits	0.5	57.8
Total payment for purchases of property, plant and equipment and aircraft security deposits	(1,149.8)	(1,046.8)
Proceeds from sale of property, plant and equipment	18.3	43.9
Proceeds from sale and leaseback of non-current assets	257.9	171.7
Payments for investments, net of cash acquired	(45.0)	(252.9)
(Advances)/repayments of investment loans	0.9	(118.5)
Payments for other intangibles	-	(27.2)
Net cash used in investing activities	**(917.7)**	**(1,229.8)**
Cash flows from financing activities		
Repayment of borrowings	(609.8)	(880.2)
Proceeds from borrowings/swaps	1,262.0	780.4
Net proceeds from the issue of shares	-	90.5
Dividends paid	(92.7)	(91.6)
Net cash provided by / (used in) financing activities	**559.5**	**(100.9)**
Net increase / (decrease) in cash held	**665.2**	**(364.1)**
Cash at the beginning of the financial period	1,365.3	2,015.9
Cash at the end of the financial period	**2,030.5**	**1,651.8**

Reconciliation of cash

Cash as at the end of the financial period as shown in the Statement of Cash Flows is reconciled to the related items in the Statement of Financial Position as follows:

	December 2004 $m	December 2003 $m
Cash on hand and at bank	109.7	168.4
Cash at call	236.2	236.8
Short term money market securities and term deposits	1,684.6	1,246.6
Cash at the end of the financial period	**2,030.5**	**1,651.8**

Non-cash financing and investing activities

During the period 22,675,271 (2003: 21,151,352) shares were issued under the Dividend Reinvestment Plan.

NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 31 December 2004

Note 4. Tax Reconciliation

The prima facie income tax on profit from ordinary activities differs from the income tax charged in the Statement of Financial Performance and is calculated as follows:

	December 2004 $m
Profit from ordinary activities	601.3
Prima facie income tax expense @ 30%	180.4
Less: Tax consolidation benefit	(50.0)
Add: other items	12.1
Income tax expense related to ordinary activities	**142.5**

Note 5. Contingent Liabilities

The contingent liabilities disclosed in the 30 June 2004 annual report remain unresolved. There have been no new claims made against the Qantas Group during the period.

Note 6. Post Balance Date Events

There has not arisen in the interval between the end of the financial period and the date of this report, any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors, to significantly affect the operations of the Qantas Group, the results of those operations, or the state of affairs of the Qantas Group, in this financial period or in future financial periods.

Note 7. International Financial Reporting Standards

For the reporting period beginning on or after 1 January 2005, the consolidated entity must comply with International Financial Reporting Standards (IFRS) as issued by the Australian Accounting Standards Board (AASB).

The areas of significant difference between Australian Generally Accepted Accounting Principles (GAAP) and IFRS, as applied to the consolidated entity, have been identified and work has commenced to quantify the impact of adoption. To date, quantification has not been completed or presented to the Board for approval.

NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 31 December 2004

Note 7. International Financial Reporting Standards (continued)

Employee Benefits AASB 119 requires the funding position of company sponsored defined benefit superannuation plans to be recognised in the Statement of Financial Position.	Valuations of the Qantas defined benefits plans, applying the AASB 119 measurement criteria, will be conducted as at 30 June 2004 and 30 June 2005. The expected impact is likely to be a one-off reduction in retained earnings and the corresponding recognition of a retirement liability. The application of recent changes to AASB 119 governing the appropriate method to recognise movements in the funding position are under consideration.
Leases Qantas is considering the application of AASB 117 to the accounting for the classification of all finance and operating leases.	Under IFRS some leases currently classified as operating may require recognition in the Statement of Financial Position. Recognition, if required, would increase leased assets and leased liabilities and will result in changes to some financial ratios. The financial effect of the change has not been determined. It is, however, not expected to have a significant impact on the Statement of Financial Performance in future years.
Fuel Hedging AASB 139 requires reassessment of all hedging transactions preventing the application of hedge accounting to transactions that fail specified correlation tests and documentation requirements.	Qantas hedges aviation fuel exposures as set out in note 1 to the 30 June 2004 Annual Report. The potential application and impact of this accounting standard on aviation fuel hedging has not been determined. Any change in accounting treatment, if required, would result in a change to the timing of recognition of gains/losses on hedging arrangements and will not affect the underlying economic value of the arrangement.
Revenue Hedging AASB 139 requires reassessment of all hedging transactions preventing the application of hedge accounting to transactions that fail specified correlation tests and documentation requirements.	Qantas hedges future revenue as set out in note 1 to the 30 June 2004 Annual Report. It is anticipated that, after initial adoption adjustments are made, the existing accounting treatment will continue under IFRS, although it will be subject to increased effectiveness testing and documentation requirements.

NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 31 December 2004

Note 8. Segment reporting

Business Segments

The segmentation of the Qantas Group broadly into three business types (Flying, Flying Services and Associated Businesses) supported by a corporate centre is being progressively implemented.

Financial reporting system changes to transition Qantas to a segmented model are currently under development. Disclosure of segment information is therefore provided in a format consistent with prior years as follows:

1. Aircraft Operations, which includes the Qantas Group Flying Businesses, Engineering Technical Operations and Maintenance Services, Airports, Qantas Freight and Qantas Defence Services and all other subsidiary companies, associates and joint ventures;

2. Tours and Travel, which comprises the Qantas Holidays segment which forms part of the Associated Businesses portfolio; and

3. Catering, which reflects the wholly-owned catering entities within the Airports and Catering segment which forms part of the Flying Services Businesses.

The half-year segment disclosures on the following page include segment charges to recover costs applied for the first time from 1 July 2004. However, the prior period information has not been restated as it is impracticable to do so. Accordingly, the table on the following page discloses the impact of segment charges on earnings before interest and tax and is comparable with the prior period business segment disclosures.

Geographic Segments

Passenger, freight and other service revenue from domestic services within Australia is attributed to the Australian area. Passenger, freight and other services revenue from inbound and outbound services between Australia and overseas is allocated proportionately to the area in which the sale was made. Other operating revenue is not allocated to a geographic area as it is impracticable to do so.

For the period ended 31 December 2004, the principal assets of the business comprised the aircraft fleet, all (except eight) of which were registered and domiciled in Australia. These assets are used flexibly across the route network. Accordingly there is no suitable basis of allocating such assets and the related liabilities between geographic areas.

Operating profit resulting from turnover generated in each geographic area according to origin of sale is not disclosed as it is neither practical nor meaningful to allocate the Group's operating expenditure on that basis.

NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 31 December 2004

Note 8. Segment reporting (continued)

Analysis of total revenue by geographic region

This analysis is by geographic sales region and does not represent revenue by route group.

	December 2004 $m	December 2003 $m
Passenger, freight and other services revenue		
Australia	3,596.1	3,448.2
United Kingdom and Europe	449.8	435.5
Japan	243.3	219.9
South East Asia/North East Asia	199.6	170.2
The Americas and the Pacific	440.7	407.8
New Zealand	191.9	191.0
Other regions	181.2	128.9
	5,302.6	**5,001.5**
Other operating revenue		
Tours and Travel	394.3	363.6
Contract work revenue	232.1	245.7
Other unallocated revenue	502.0	191.0
Total sales and operating revenue	**6,431.0**	**5,801.8**
Other revenue		
Interest Revenue	48.5	57.2
Proceeds from sale of property, plant and equipment	10.5	43.9
Proceeds on sale and leaseback	265.7	171.7
Total other revenue	**324.7**	**272.8**
Total revenue	**6,755.7**	**6,074.6**

DIRECTORS' DECLARATION

In the opinion of the Directors of Qantas Airways Limited:

(a) the financial statements and notes set out on pages 5 to 15, are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of the consolidated entity as at 31 December 2004 and of its performance, as represented by the results of its operations and cash flows for the half-year ended on that date; and

(ii) complying with Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that Qantas Airways Limited and its controlled entities will be able to pay its debts as and when they become due and payable.

Signed pursuant to a Resolution of the Directors:

MARGARET JACKSON
Chairman

GEOFF DIXON
Chief Executive Officer

Sydney, 16 February 2005

KPMG

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe the Financial Report of Qantas Airways Limited is not in accordance with:

a) the Corporations Act 2001, including:

   i. giving a true and fair view of the Consolidated Entity's financial position as at 31 December 2004 and of its performance for the half-year ended on that date; and
   ii. complying with Australian Accounting Standard AASB 1029 "Interim Financial Reporting" in Australia and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

KPMG

KPMG

Mark Epper
Partner

Sydney, 16 February 2005

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

CONSOLIDATED EARNINGS BEFORE INTEREST AND TAX
for the half-year ended 31 December 2004

(Unaudited)	Half-Year Ended 31 Dec 2004 $m	% of Group Total	Half-Year Ended 31 Dec 2003 $m	% of Group Total
Qantas International	220.5	32.8	196.7	32.7
Australian Airlines	8.5	1.3	3.4	0.6
Total International Flying Operations	229.0	34.1	200.1	33.3
Qantas Domestic	341.9	51.0	270.9	45.0
QantasLink Group	29.2	4.3	53.0	8.8
Jetstar	19.0	2.8	0.0	0.0
Total Domestic Flying Operations	390.1	58.1	323.9	53.8
Other Subsidiaries: [1]				
Qantas Holidays Group	27.1	4.0	24.0	4.0
Qantas Flight Catering Group	10.9	1.6	46.6	7.7
Qantas Defence Services	4.0	0.6	3.2	0.5
Equity Accounting	4.6	0.7	6.3	1.0
Other Subsidiaries	5.9	0.9	(2.6)	(0.3)
Total Other Subsidiaries	52.5	7.8	77.5	12.9
Group Earnings Before Interest and Tax	**671.6**	**100.0**	**601.5**	**100.0**

Notes

[1] Subsidiary operations earnings before interest and tax includes profit earned on services provided to Qantas Airways Limited.

(Unaudited)	Half-Year Ended 31 Dec 2004 Pre Segmentation $m	% of Group Total
Qantas International	196.6	29.3
Australian Airlines	11.1	1.6
Total International Flying Operations	207.7	30.9
Qantas Domestic Airline Operations	318.0	47.3
QantasLink Group	51.4	7.7
Jetstar	19.0	2.8
Total Domestic Flying Operations	388.4	57.8
Other Subsidiaries: [1]		
Qantas Holidays Group	31.7	4.7
Qantas Flight Catering Group	29.3	4.4
Qantas Defence Services	4.0	0.6
Equity Accounting	4.6	0.7
Other Subsidiaries	5.9	0.9
Total Other Subsidiaries	75.5	11.3
Group Earnings Before		

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

CONSOLIDATED NET INTEREST AS A PERCENTAGE OF AVERAGE NET DEBT

as at 31 December 2004

(Unaudited)	Half-Year Ended 31 December 2004 $m	Half-Year Ended 31 December 2003 $m
Borrowing Costs		
Net Borrowing Costs	70.3	71.2
Capitalised Interest	33.0	24.2
Interest on Non-cancellable Operating Leases	107.9	62.7
Adjusted Net Interest Expense	**211.2**	**158.1**
Interest Cover	9.6	8.4
Average Net Debt *		
Average Net Debt Including Off Balance Sheet Debt	5,570.0	5,095.7
Average Net Debt Including Off Balance Sheet Debt and Revenue Hedge Receivable	5,591.6	5,099.6
Adjusted Net Borrowing Costs as a Percentage of:		
Average Net Debt Including Off Balance Sheet Debt	7.5	6.2
Average Net Debt Including Off Balance Sheet Debt and Revenue Hedge Receivable	7.5	6.1

* Average Net Debt balances are calculated on a weighted average basis.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 17/02/2005

TIME: 09:42:02

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Media Release - First Half Results

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QANTAS

Media Release

QANTAS RESULTS

FOR THE HALF YEAR ENDED 31 DECEMBER 2004

HIGHLIGHTS

- Profit before tax of $601.3 million
- Net profit after tax of $458.4 million
- Revenue of $6.4 billion
- Fully franked interim dividend of 10 cents per share
- Earnings per share of 24.7 cents per share

"The launch of Jetstar in May 2004 was the central plank in this domestic strategy and its EBIT of $19 million was ahead of our expectations.

"Jetstar will continue to grow in domestic leisure markets and will look for further opportunities as it moves towards a single fleet of new A320 aircraft," he said.

Mr Dixon said the international market remained extremely competitive with substantial capacity increases being accompanied by heavy discounting.

He said Qantas strategically increased its capacity to key international markets in the period. Whilst revenue growth did not match capacity in the half-year, product enhancements – including Skybed – position Qantas favourably for improved performance later in the year.

"Our strong brand, the market's continued enthusiasm for the new Business Class Skybed, new routes to India and China and growth on existing core routes – including the new London service via Hong Kong – drive our strategies," he said.

"However, our costs must be further improved if we are to compete successfully against the myriad carriers that are either subsidised or owned by their national Government."

Mr Dixon said Qantas supported the further liberalisation of aviation markets where this resulted in balanced outcomes and genuine opportunities to compete.

"We need liberalisation for our own growth and accept that this involves a mix of opportunities and challenges," he said.

"However, the bilateral system of international air services arrangements is complex and there will not be effective reciprocity to compete in third markets unless liberalisation is sequenced carefully.

"This lies at the heart of our concern that Singapore Airlines should not be granted access to the trans-Pacific route at this time."

Mr Dixon said excellent progress had been made in recent years to change the way the Qantas Group operated.

"The Sustainable Future program on costs and efficiencies delivered savings totalling $245 million in the past six months and is on track to exceed the $500 million full year target," he said.

"However, as we continue to invest we must also continue to address the legacy of our past and, in particular, the complex processes that have been built into our business models over decades.

"To this end we will, over the next three months, conduct a review of processes and activities, with a focus on processes that can be removed or redesigned.

Mr Dixon said Qantas would expand the Sustainable Future program to co-ordinate these internal initiatives, including the Segmentation program and the process review.

Group Revenue

Total revenue for the half-year was $6.4 billion, an increase of $629.2 million or 10.8 per cent on the prior half-year. Excluding the unfavourable impact of foreign exchange rate movements, total revenue increased by $672.7 million or 11.6 per cent.

Net passenger revenue, including fuel surcharge recoveries, increased by $362.8 million or 7.9 per cent to $5.0 billion with Revenue Passenger Kilometres (RPK) growing 8.6 per cent and yield deteriorating by 1.0 per cent. Excluding unfavourable foreign exchange rate movements, passenger revenue was up 8.5 per cent reflecting the growth in RPKs and a marginal yield decline of 0.4 per cent, predominantly in the domestic market.

Non-passenger revenue increased by 22.4 per cent reflecting additional wet-leased freighter capacity, freight fuel surcharge, growth in outbound tours and travel, various service fees and charges and the release of surplus revenue provisions.

Expenditure

Total expenditure, including borrowing costs, increased by 10.6 per cent or $558.2 million to $5.8 billion. This increase reflects higher fuel prices which, after hedging benefits, increased fuel costs by $163.2 million. After adjusting for post-hedging fuel price increases, total expenditure was up by 7.5 per cent compared to Available Seat Kilometre (ASK) growth of 13.3 per cent.

Excluding the favourable impact of movements in foreign exchange rates, total expenditure, including fuel price rises, increased by 12.3 per cent.

Manpower and staff related costs increased by 11.8 per cent, predominantly due to Enterprise Bargaining Agreement (EBA) wage increases of 3.0 per cent and a 5.2 per cent increase in full-time equivalent (FTE) employees. Lower FTEs compared to ASK growth reflects the continued progress being made under the Sustainable Future program to deliver productivity and cost efficiency benefits across the business. The result also reflects the partial provision for executive and staff bonuses, subject to the achievement of profitability targets for the full year.

Aircraft operating variable costs increased by 10.4 per cent or $115.5 million, due to higher landing fees and en-route charges, security charges and other operating costs.

Fuel costs increased by 32.3 per cent or $208.0 million. The underlying average jet fuel price was 56.7 per cent higher than the comparative half-year, increasing costs by $390.0 million. However, hedging benefits were $226.8 million better than the previous half-year, significantly reducing the underlying fuel price rise to $163.2 million, whilst favourable foreign exchange rate movements reduced fuel costs by $46.9 million. The impact of greater flying increased fuel costs by $91.7 million.

Depreciation and non-cancellable operating lease charges increased by 4.0 per cent or $26.5 million and included the accelerated write-down of modifications on some aircraft.

Domestic Operations

Domestic operations, including QantasLink and Jetstar, contributed $390.1 million in EBIT, up $66.2 million or 20.5 per cent on the prior half-year. Excluding the impact of segmentation, EBIT improved by 19.9 per cent.

Domestic RPKs increased 9.7 per cent on capacity growth of 11.3 per cent, leading to a decline in seat factor of 1.1 percentage points to 79.6 per cent. This reflected a full six-month operation of Jetstar, which began flying in May 2004. Yield, excluding the unfavourable impact of foreign exchange rate movements, deteriorated 5.3 per cent as the market continued to absorb increased capacity by both the Qantas Group and Virgin Blue. Qantas Group domestic market share for November 2004 was 65.5 per cent.

Qantas Domestic operations reduced capacity following the transfer of the Boeing 717 aircraft to Jetstar which was partly offset by capacity increases on key business and long-sector routes.

QantasLink Dash 8 operations benefited from an expansion of flying on profitable routes and the replacement of older Dash 8-100 aircraft with Dash 8-Q300 aircraft that deliver better customer comfort, fuel efficiency and improved economics.

Jetstar recorded an EBIT result of $19.0 million, which was ahead of expectations and reflected tight cost control in a highly competitive market. Jetstar's total cost per ASK for the half-year was 8.49 cents, which was lower than budget and reflected introduction costs associated with the A320 aircraft of $5.0 million and ongoing costs of Boeing 717 operations. Jetstar is now expected to beat its full year operating cost target of 8.25 cents per ASK.

Once fully transitioned to an all A320 fleet, Jetstar is expected to improve on its previously advised cost estimate of 7.8 cents per ASK, which compares favourably to the Virgin Blue reported operating cost once adjusted for sector length differences.

Qantas Holidays

Qantas Holidays increased EBIT by 12.9 per cent to $27.1 million reflecting significant growth in outbound tourism compared to the SARS affected prior half-year. Adjusted for the impact of segmentation, EBIT improved by 32.1 per cent or $7.7 million.

Qantas Catering

Qantas Catering reported EBIT of $10.9 million for the six months ending 31 December 2004, which represents a decline of $35.7 million. The underlying variance, once adjusting for the allocation of inter-company segmentation charges of $18.5 million and other one-off items of $8.6 million, was a decline of $8.7 million or 19 per cent. The loss of the QantasLink Boeing 717 and Cathay Pacific (Melbourne and Brisbane) contracts, combined with more competitive pricing are the key contributors to the decline.

ASX.Online@asx.com.au

17/02/2005 09:42 AM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 206314 as follows:
Release Time: 17-Feb-2005 09:41:56
ASX Code: QAN
File Name: 206314.pdf
Your Announcement Title: Media Release - Qantas Half-Year Results

206314.pdf

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 17/02/2005

TIME: 13:07:50

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

2004/05 Interim Results Presentation to Investors

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

2004/05 Interim Results
Presentation to Investors

17 February 2005

QANTAS

Highlights

		Six months to December 2004	Six months to December 2003	Increase/ (decrease) %
Sales and operating revenue	$m	6,431.0	5,801.8	10.8
Expenditure	$m	(5,759.4)	(5,200.3)	10.8
EBIT	$m	671.6	601.5	11.7
Net borrowing costs	$m	(70.3)	(71.2)	(1.3)
Profit before tax	$m	601.3	530.3	13.4
Net profit after tax	$m	458.4	357.8	28.1
Earnings per share	¢	24.7	19.9	24.1
Total dividend per share	¢	10.0	8.0	25.0

QANTAS

Strategy

- **To return the Qantas Group to a position where it generates a positive spread to its cost of capital by**
  - Securing a competitive advantage in our major business segments and markets, by participating in profitable growth opportunities and investing in product and customer service
  - Growing a set of next generation flying businesses to meet specific market needs
  - Generating earnings from non-flying businesses to smooth the earnings profile of the Group

QANTAS

Strategy

- **To return the Qantas Group to a position where it generates a positive spread to its cost of capital**
  - Improving accountability, transparency and collaboration through a business transformation
  - Achieving permanent unit cost efficiencies in all areas of the Group under the Sustainable Future Program
  - Maintaining an investment grade credit rating

QANTAS

Strategy - Qantas International

- **Profitably grow route network**
  - New aircraft deliveries
    - Five A330-300 aircraft since December 2003
  - New services introduced
    - Sydney to Mumbai
    - Sydney to London via Hong Kong
    - Perth to London via Singapore
    - Sydney to Shanghai
  - Positive contribution from all route groups except South East Asia and New Zealand

QANTAS

QANTAS

Strategy - Qantas International

- **Invest to improve overall returns**
  - International product
    - New A330-300 aircraft
    - Business Class Skybed
    - Audio-Visual On Demand
  - Customer service
    - Excellent customer satisfaction results

QANTAS

QANTAS

Strategy - Australian Airlines

- **Maintain a profitable presence in international leisure markets**
  - High quality, lower cost offering
    - Cost base 25 to 30 per cent lower than Qantas
  - New services introduced
    - Cairns to Sapporo, from November 2004 to March 2005
    - Perth to Bali
  - Evaluation of new market opportunities
    - China, Thailand, India, Vietnam and additional ports in Japan

Australian Airlines

QANTAS

Strategy - Australian Airlines

- **Maintain a profitable presence in international leisure markets**
  - Market conditions
    - Security issues in Bali
    - Boxing Day tsunami
    - Withdrawal from Sabah, Malaysia in April 2005

Australian Airlines

QANTAS

Strategy - Jetstar Asia

- **Participate in growing Intra-Asia travel market**
  - Qantas has contributed $23.5 million to date
  - New aircraft deliveries
    - Four A320-200 aircraft
  - New services introduced
    - Singapore to Hong Kong
    - Singapore to Taipei
    - Singapore to Pattaya
  - Other air traffic rights awarded
    - Shanghai, Jakarta, Surabaya, Manila, Hanoi and Kolkata

JetAsia

QANTAS

Strategy - Qantas Domestic

- **Focus on key business and long sector routes**
  - Transfer of B717 flying to Jetstar
  - New aircraft deliveries
    - *Three B737-800 aircraft since December 2003*
    - Transfer of B767-300 aircraft from international flying
  - Positive contribution from all route groups
- **Clearly differentiate product offering**
  - "More than just the seat"
  - Customer service
  - Focus on punctuality performance
    - Excellent customer satisfaction results

QANTAS

QANTAS

Strategy - Jetstar

- **Compete profitably in price sensitive leisure markets**
  - Performance to December 2004 was ahead of expectations
    - Total expenditure cost per ASK of 8.49 cents
    - Remains on track to meet or exceed its total expenditure cost per ASK targets
      - 8.25 cents per ASK for 2004/05
      - 7.8 cents per ASK with an all-A320 fleet
  - Grow presence on existing and new domestic leisure routes
    - Four A320-200 aircraft
    - Further six A320-200 aircraft by June 2005
    - Another 13 A320-200 aircraft by mid-2006
      - Will progressively replace existing 14 B717-200 aircraft

Jetstar

QANTAS

Strategy - QantasLink

- **Connect regional business and leisure markets with major cities in Australia**
  - Continue to achieve permanent unit cost efficiencies under the Sustainable Future Program
    - Replacement of Dash 8-100 aircraft with 50 seat Dash 8-Q300 aircraft
    - Progressive replacement of BAe146 aircraft with B717-200 aircraft from July 2005
    - Acquire seven Bombardier Q400 aircraft during 2006
  - Maintain a competitive advantage
    - High frequency schedules and peak time of day service

QANTASLINK

QANTAS

Strategy - Non-Flying Businesses

- **Qantas Freight**
  - Dedicated freighter services
    - Three B747 freighters operate 19 one-way services
    - To and from destinations in Asia, the US, Europe, India and South Africa
  - Star Track Express and Australian air Express
    - Recorded improved results during six months to December 2004
  - Thai Air Cargo
    - Completed 49 per cent investment in partnership with CTI Holding Co
    - Will operate freighter aircraft within Asia from a hub in Bangkok
    - Operations to commence during 2005

Freight

QANTAS

Strategy - Non-Flying Businesses

- **Qantas Holidays**
  - Change in product mix toward land-only and outbound products
    - Trend toward customers booking air travel over the internet
    - Respond by developing on-line products
      - ReadyRooms
  - Market conditions
    - Boxing Day tsunami

Holidays

QANTAS

Strategy - Non-Flying Businesses

- **Qantas Flight Catering**
  - Focus on meeting competition from other airline caterers
    - Loss of QantasLink B717-200 contract
    - Loss of Cathay Pacific business in Melbourne and Brisbane
  - Continue to achieve permanent unit cost efficiencies under the Sustainable Future Program
  - Focus on new non-airline business opportunities

QANTAS FLIGHT CATERING

QANTAS

Sustainable Future Program

$ million	Achieved in 12 months to Jun 2004	Achieved in six months to Dec 2004	Target for six months to Jun 2005	Target for 12 months to Jun 2006	Total for Sustainable Future Program
Labour productivity	**156**	**94**	**86**	**150**	**486**
Fleet simplification, product initiatives and overheads	**211**	**93**	**117**	**258**	**679**
Distribution initiatives	**145**	**58**	**52**	**92**	**347**
Total	**512**	**245**	**255**	**500**	**1,512**

QANTAS

Sustainable Future Program

- **Delivering results**
  - Net expenditure cost per ASK down 4 per cent, excluding benefit of foreign exchange movements
  - Continue to target achievement of $500 million in initiatives in both 2004/05 and 2005/06
  - Review of processes and activities
  - Expand program to co-ordinate all change activities throughout the Qantas Group
    - Focus on core flying and supporting business segments

QANTAS

Sustainable Future Program

- **Delivering results**
  - New enterprise bargaining agreements
    - Concluded agreements covering more than half our staff
    - Annual wage increases of three per cent
  - Will continue to source from most suitable locations globally
    - London cabin crew base
    - Remain committed to growing in Australia

QANTAS

Capital Management

- **Maintain investment grade credit rating**
  - Gearing, including operating leases and hedges, improved from 49 per cent at June 2004 to 48 per cent at December 2004
  - Operating cashflows of $1 billion
  - Capital expenditure totalled $1.1 billion
    - Provided capacity growth
    - Allowed retirement of older, less efficient aircraft from Qantas fleet
      - Key to optimising fleet productivity and flexibility
      - B767-200 and B737-300 aircraft
    - Allowed investment in product to optimise returns

Capital Management

- **Maintain investment grade credit rating**
  - Current capital expenditure forecast is $6 billion between 2004/05 and 2006/07
    - Will provide capacity growth and maintain fleet age
- **Fully franked interim dividend of 10 cents per share reflects**
  - A change from existing dividend policy
  - Improvement in profitability over last 18 months
  - Desire to reward shareholders while investing for growth

Capital Management

- **Confidence in ability to internally fund future growth and reinvestment while reducing gearing**
  - By growing future cashflow so that it exceeds capital expenditure
  - Continued operation of Dividend Reinvestment Plan
  - Careful management of capital expenditure
  - No plans to raise equity other than the continued operation of the Dividend Reinvestment Plan
  - No commitment to underwrite future dividends

QANTAS

Liberalisation of Aviation Markets

- **Qantas supports further liberalisation of aviation markets where this results in balanced outcomes and genuine opportunities to compete**
- **Bilateral system of international air services arrangements is complex**
- **Liberalisation must be carefully sequenced**

QANTAS

Outlook

- Taking the issues mentioned into account, together with current booking and cost profiles, and provided current trading conditions do not deteriorate, we still believe we can improve on our 2003/04 result in 2004/05 and provide an outcome broadly in line with market expectations

QANTAS

2004/05 Interim Results
Presentation to Investors

17 February 2005

QANTAS

2004/05 Interim Results Supplementary Information

QANTAS

Highlights

		Six months to December 2004	Six months to December 2003	Increase/ (decrease) %
Sales and operating revenue	$m	6,431.0	5,801.8	10.8
Expenditure	$m	(5,759.4)	(5,200.3)	10.8
EBIT	$m	671.6	601.5	11.7
Net borrowing costs	$m	(70.3)	(71.2)	(1.3)
Profit before tax	$m	601.3	530.3	13.4
Net profit after tax	$m	458.4	357.8	28.1
Earnings per share	¢	24.7	19.9	24.1
Total dividend per share	¢	10.0	8.0	25.0

QANTAS

Revenue


$bn
8.0
6.0
4.0
2.0
0.0
$5.8bn
$6.4bn
Dec 2003
Dec 2004
Net passenger revenue up 7.9%
Net freight revenue up 32.0%
Tours and travel sales up 8.4%
Contract work revenue down 5.5%
Revenue from other sources up 50.9%

QANTAS

Revenue

- **Sales and operating revenue up 10.8% (up 11.6% excluding exchange)**
  - Net passenger revenue up 7.9% (up 8.5% excluding exchange)
    - Group RPKs up 8.6%
    - Group yield per RPK down 1.0% (down 0.4% excluding exchange)
  - Net freight revenue up 32.0% (up 33.7% excluding exchange)
    - RFTKs up 46.3%
    - AFTKs up 35.8% due to lease of three B747 freighter since December 2003
    - Freight yield per RFTK down 4.3% (down 3.2% excluding exchange)

QANTAS

Revenue

- Tours and travel sales up 8.4% (up 9.1% excluding exchange)
  - Growth of 36.5% in outbound passenger numbers
- Contract work revenue down 5.5% (down 5.4% excluding exchange
  - Lower heavy and engine maintenance for third party airlines
  - Decrease in Qantas Defence Services revenue offset by increased Airports and Catering third party revenue
- Revenue from other sources up 50.9% (up 52.8% excluding exchange)
  - Release of a revenue provision related to the IRIS revenue accounting system migration
  - Higher freight fuel surcharge recoveries, ticket change fees, service booking fees and Qantas Club membership revenue

QANTAS

Expenditure



$bn
8.0
6.0
4.0
2.0
0.0
$5.2bn
$5.8bn
Dec 2003
Dec 2004

- Manpower and staff related up 11.8%
- Aircraft operating - variable up 10.4%
- Fuel and oil up 32.3%
- Depreciation and amortisation up 2.4%
- Tours and travel cost of sales up 7.6%; Selling and marketing up 3.5%
- Capacity hire up 0.7%; Non-cancellable operating lease rentals up 10.0%
- All other expenditure up 0.4%

QANTAS

Expenditure

- **Expenditure excluding net borrowing costs up 10.8% (up 12.5% excluding exchange)**
  - Manpower and staff related costs up 11.8% (up 11.9% excluding exchange)
    - Group ASKs up 13.3%
    - Average FTEs up 5.2%
    - 3% increase in wage rates under current EBAs
    - Partial provision for executive and staff bonuses, subject to the achievement of profitability targets for the full year
    - Partially offset by Sustainable Future Program initiatives

QANTAS

Expenditure

- Aircraft operating variable costs up 10.4% (up 11.9% excluding exchange)
  - Higher landing fees, route navigation, security and ground handling charges associated with 13.3% increase in Group ASKs
- Fuel and oil costs up 32.3% (up 39.5% excluding exchange)
  - Increase of $390.0 million due to 56.7% increase in average US$ jet fuel prices
  - Increase of $91.7 million due to increased flying
  - Decrease of $226.8 million due to hedging benefits
  - Decrease of $46.9 million due to favourable foreign exchange movements

QANTAS

Expenditure

- Depreciation and amortisation costs up 2.4% (up 2.4% excluding exchange)
  - New aircraft between June and December 2003 (2 x B747-400ER, 2 x A330-300, 3 x B737-800)
  - New aircraft between January and June 2004 (1 x A330-300)
  - New aircraft between July and December 2004 (4 x A330-300, 3 x B737-800)
  - Aircraft retired since December 2003 (4 x B767-200)
  - Accelerated depreciation of modifications on certain aircraft
  - Prior year reflects accelerated depreciation on Business Class Dreamtime seats being replaced by Skybed

QANTAS

Expenditure

- Tours and travel cost of sales up 7.6% (up 9.0% excluding exchange)
  - Compares with an 8.4% increase (up 9.1% excluding exchange) in tours and travel sales
- Selling and marketing costs up 3.5% (up 4.4% excluding exchange)
  - Higher commission expenses associated with increase in revenue
  - Jetstar advertising and marketing expenses
  - Offset by continued migration of domestic sales to online channels
  - Online sales currently account for 30% of Qantas Domestic, 10% of Qantas International and 75% of Jetstar bookings

QANTAS

Expenditure

- Capacity hire costs up 0.7% (up 2.8% excluding exchange)
  - Wet-lease of three B747-400 freighters (from February and September 2004)
  - Offset by the return of five wet-leased QantasLink BAe146 aircraft and three B737-300 aircraft
- Non-cancellable operating lease rentals up 10.0% (up 12.6% excluding exchange)
  - Refinancing of aircraft from finance lease to operating lease (3 x B747-400, 2 x B767-300)
  - Jetstar's lease of four A320-200 aircraft
  - Partially offset by the return of five wet-leased BAe146 aircraft

QANTAS

Expenditure

- Property costs up 3.0% (up 3.1% excluding exchange)
  - Opening of the Brisbane Heavy Maintenance Facility
  - Higher baggage screening costs
  - Increase in Qantas Club rental costs in Singapore and Hong Kong
- Computer and communications up 20.8% (up 23.8% excluding exchange)
  - Managed service fee charged by IBM for transition and operational costs associated with Infrastructure Services Transition Program, offset by reduced manpower and depreciation expenses

QANTAS

Expenditure

- Other costs down 22.5% (down 19.1% excluding exchange)
  - Lower contract work materials costs in line with decrease in contract work revenue
- Net expenditure cost per ASK down 5.8% (4.0% excluding exchange)
- Net impact of foreign exchange movements on statement of financial performance
  - Favourable variance of $47.2 m to prior corresponding period

QANTAS

Business Transformation - Segmentation

- The EBIT results that follow reflect the progressive implementation of financial reporting system changes to transition the Qantas Group into three separate business types (Flying, Flying Services and Associated Businesses) supported by a Corporate Centre
- Recharges from Qantas to segments have increased by approximately $48 million compared to the prior half-year. The recharges include IT, airport and distribution costs based on a more accurate allocation of activities

QANTAS

International - Qantas and Australian Airlines



$m
250
200
150
100
50
0
$200.1m
$229.0m
Dec 2003
Dec 2004

- EBIT of $229.0m, or 34.1% of Group EBIT
- EBIT of $207.7m pre-segmentation
- RPKs up 8.1%
- ASKs up 14.2%
- Seat factor down 4.2% pts to 75.1%
- Yield excluding exchange increased by 3.6%

QANTAS

International - Qantas



$m
250
200
150
100
50
0
$196.7m
$220.5m
Dec 2003
Dec 2004

- EBIT of $220.5m, or 32.8% of Group EBIT
- EBIT of $196.6m pre-segmentation
- RPKs up 7.1%
- ASKs up 13.8%
- Seat factor down 4.7% pts to 75.3%
- Yield excluding exchange increased by 3.6%

QANTAS

International - Australian Airlines



$m
10
8
6
4
2
0
$8.5m
$3.4m
Dec 2003
Dec 2004

- EBIT of $8.5m, or 1.3% of Group EBIT
- EBIT of $11.1m pre-segmentation
- RPKs up 24.3%
- ASKs up 19.7%
- Seat factor up 2.7% pts to 72.0%
- Yield excluding exchange increased by 3.7%

Domestic - Qantas, QantasLink and Jetstar



$m
400
350
300
250
200
150
100
50
0
$390.1m
$323.9m
Dec 2003
Dec 2004

- EBIT of $390.1m, or 58.1% of Group EBIT
- EBIT of $388.4m pre-segmentation
- RPKs up 9.7%
- ASKs up 11.3%
- Seat factor down 1.1% pts to 79.6%
- Yield excluding exchange decreased by 5.3%

Domestic - Qantas


$m
400
350
300
250
200
150
100
50
0
$270.9m
$341.9m
Dec 2003
Dec 2004

- EBIT of $341.9m, or 51.0% of Group EBIT
- EBIT of $318.0m pre-segmentation
- RPKs down 2.6%
- ASKs down 2.4%
- Seat factor down 0.2% pts to 81.2%
- Yield excluding exchange decreased by 1.3%

QANTAS

Domestic - QantasLink


$m
60
50
40
30
20
10
0
$53.0m
$29.2m
Dec 2003
Dec 2004

- EBIT of $29.2m, or 4.3% of Group EBIT
- EBIT of $51.4m pre-segmentation
- RPKs down 8.8%
- ASKs down 7.4%
- Seat factor down 1.1% pts to 73.1%
- Yield excluding exchange decreased by 0.7%

QANTAS

Domestic - Jetstar



$m
20
15
10
5
0
$19.0m
Dec 2003
Dec 2004

- EBIT of $19.0m, or 2.8% of Group EBIT
- RPKs of 1,907m
- ASKs of 2,619m
- Seat factor of 72.8%

QANTAS

Other Subsidiaries

	December 2004 ($m)	December 2004 Pre-segmentation ($m)	December 2003 ($m)
Qantas Holidays	27.1	31.7	24.0
Qantas Flight Catering	10.9	29.3	46.6
Qantas Defence Services	4.0	4.0	3.2
Equity Accounting			
- Australian air Express	10.7	10.7	6.2
- Star Track Express	1.8	1.8	-
- Air Pacific	2.6	2.6	0.2
- Jetstar Asia	(9.7)	(9.7)	-
- Jet Turbine Services	(1.9)	(1.9)	-
- Other Associates	1.1	1.1	(0.1)
Other Subsidiaries	5.9	5.9	(2.6)
Total Other Subsidiaries	52.5	75.5	77.5

QANTAS

Balance Sheet and Cashflow

		December 2004	December 2003	Increase/ (decrease) %
Capital expenditure	$m	**1,149.8**	**1,046.8**	**9.8**
Capitalised interest	$m	**33.0**	**24.2**	**36.4**
Operating cashflow	$m	**1,023.4**	**966.6**	**5.9**
Net debt *	$m	**5,628.2**	**5,599.4**	**0.5**
Total equity **	$m	**6,161.9**	**5,587.6**	**10.3**
Leverage *	%	**48**	**50**	**(2) pts**
Interest cover ***	times	**9.6**	**8.4**	**14.3**

* Includes off balance sheet debt and revenue hedge receivables
** Adjusted for capitalisation of non-cancellable operating leases
*** Calculated as EBIT divided by net interest expense

QANTAS

Group Operational Aircraft Fleet

	December 2004	June 2004	Increase/ (decrease)
Boeing 747-400ER	**6**	6	**-**
Boeing 747-400	**24**	24	**-**
Boeing 747-300	**6**	6	**-**
Boeing 767-300ER	**29**	29	**-**
Boeing 767-200ER	**-**	2	**(2)**
Boeing 737-800	**24**	21	**3**
Boeing 737-400	**21**	21	**-**
Boeing 737-300	**14**	17	**(3)**
Airbus A330-200	**4**	4	**-**
Airbus A330-300	**7**	3	**4**
Total Qantas Fleet *	**135**	133	**2**
Total QantasLink Fleet **	**43**	43	**-**
Total Jetstar Fleet	**18**	14	**4**
Total Qantas Group Fleet	**196**	190	**6**

QANTAS

*Includes five B767-300ER aircraft operated by Australian Airlines
** One BAe146 aircraft returned to lessor in December 2004 was replaced in January 2005

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 24/02/2005

TIME: 09:05:28

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**QANTAS AIRWAYS LIMITED**
ABN	**16 009 661 901**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Geoffrey James Dixon
Date of last notice	19 November 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	1 March 2005
No. of securities held prior to change	114,222 Direct Interest 312,500 Indirect Interest
Class	Ordinary Shares
Number acquired	215,000 Ordinary Shares.
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.48 per Ordinary Share.

No. of securities held after change	329,222 Direct Interest 312,500 Indirect Interest
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 01/03/2005

TIME: 16:17:05

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Media Rel: Qantas Statement

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Media Release

QANTAS STATEMENT

1 March 2005: Qantas said today there was no definitive figure for possible redundancies as a result of its ongoing and extensive restructuring across all areas of the company.

The Chief Executive Office of Qantas, Geoff Dixon, said Qantas – like all airlines – was involved in ongoing workplace and operational change to meet the challenges facing aviation worldwide.

Mr Dixon said that despite its credible level of recent profitability, Qantas had no option but to continue the change program it had been implementing in recent years.

"Two weeks ago, when reporting the Qantas half-year results, we announced a review of all processes and activities across the Qantas Group that would take at least three months," Mr Dixon said.

"It has been this willingness by the company to confront deeply embedded inefficiencies that has provided Qantas with the means for substantial investment in aircraft and product and significant employment growth.

"Qantas has added 7,500 jobs over the past six years while most airlines have been undertaking massive downsizing."

Mr Dixon said it was inevitable that existing efficiency programs and the process review outlined at Qantas' half-year results announcement would result in further change.

"This could involve some redundancies, some relocation of activities – not necessarily offshore – and a change in emphasis in the direction of some areas of the company. It could also involve new jobs and greater opportunities in other areas," he said.

"We do not have a redundancy target in any area – we have a commitment to ensure the competitive future of Qantas. What we do have is a record of employing and training Australians in many key disciplines."

Qantas currently employs about 38,500 people including more than 35,000 in Australia.

Mr Dixon said Qantas was consulting, and would continue to consult, extensively with its people over proposed future changes.

He said that despite some misinformed views to the contrary, Qantas received no Government support in an industry rife with Government ownership, subsidies and extensive protection.

Issued by Qantas Corporate Communication (Q3222)
Media Enquiries: Michael Sharp - Telephone 02 9691 3469

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 08/03/2005

TIME: 09:17:37

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Preliminary Monthly Traffic & Capacity Stats January 2005

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS JANUARY 2005

Summary of Traffic and Capacity Statistics

Month of January 2005

Total Domestic (Qantas, QantasLink and Jetstar) traffic, measured in Revenue Passenger Kilometres (RPKs) increased by 6.8 per cent in January 2005 while capacity, measured in Available Seat Kilometres (ASKs) increased by 9.2 per cent. This resulted in a revenue seat factor of 77.8 per cent, 1.7 percentage points lower than for January 2004.

Total International (Qantas and Australian Airlines) RPKs increased by 4.4 per cent in January 2005, while ASKs increased by 8.5 per cent over the same period. The resulting revenue seat factor of 80.3 per cent was 3.2 percentage points lower than the previous year.

January Group (comprising Qantas Domestic, QantasLink, Jetstar, Qantas International and Australian Airlines) passenger numbers increased by 7.5 per cent over the previous year. RPKs increased by 5.1 per cent, while ASKs were up 8.7 per cent, resulting in a revenue seat factor of 79.5 per cent, which was 2.8 percentage points lower than the previous year.

Financial Year to Date January 2005

Total Domestic revenue seat factor for the financial year to January 2005 decreased by 1.3 percentage points to 79.3 per cent when compared with year to date January 2004, while total Domestic yield excluding exchange decreased by 4.9 per cent over the same period. Total International yield excluding exchange for the financial year to January increased by 4.0 per cent when compared with the same period last year. Total International revenue seat factor decreased by 4.1 percentage points to 75.8 per cent over the same period.

Group passenger numbers for the year to January 2005 increased by 9.2 per cent from the previous year. RPKs increased by 8.1 per cent, while ASKs increased by 12.6 per cent, resulting in a revenue seat factor of 76.9 per cent, 3.2 percentage points lower than the previous year.

Recent Developments

On 17 February 2005, Qantas announced its financial results for the six months ended 31 December 2004. Highlights included a profit before tax of $601.3 million, a net profit after tax of $458.4 million, revenue of $6.4 billion, earnings per share of 24.7 cents and a fully franked interim dividend of ten cents per share.

On 16 February 2005, Qantas announced that Trevor Eastwood, AM will retire as a Non-Executive Director of Qantas. Mr Eastwood was appointed to the Qantas Board in October 1995 and his retirement will take effect on 31 March 2005. Mr Eastwood has been a member of the Chairman's Committee since it was established, a member of the Audit Committee for the past four years and has made a major contribution to Qantas over nearly a decade.

On 11 February 2005, Qantas announced that Adelaide-based National Jet Systems had been selected as the preferred bidder to operate and maintain QantasLink's new Boeing 717 regional flying operations. QantasLink will progressively replace its fleet of BAe146 aircraft with newer Boeing 717 aircraft from July 2005. The Boeing 717 aircraft will move from Jetstar to QantasLink as Jetstar continues to grow its fleet of new Airbus A320s.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS

JANUARY 2005

	Month			Financial Year to Date		
	2004/05	2003/04	Change	2004/05	2003/04	Change
Qantas Domestic *						
Passengers carried ('000)	1,258	1,494	(15.8)%	9,662	10,499	(8.0)%
Revenue Passenger Kilometres (m)	1,802	2,042	(11.8)%	13,595	14,153	(3.9)%
Available Seat Kilometres (m)	2,287	2,540	(10.0)%	16,814	17,426	(3.5)%
Revenue Seat Factor (%)	78.8	80.4	(1.6) pts	80.9	81.2	(0.3) pts
QantasLink						
Passengers carried ('000)	223	209	6.7%	1,784	1,797	(0.7)%
Revenue Passenger Kilometres (m)	141	137	2.6%	1,107	1,197	(7.5)%
Available Seat Kilometres (m)	206	202	2.1%	1,528	1,629	(6.2)%
Revenue Seat Factor (%)	68.2	67.8	0.4 pts	72.5	73.5	(1.0) pts
Jetstar *						
Passengers carried ('000)	428	-	na	2,414	-	na
Revenue Passenger Kilometres (m)	420	-	na	2,326	-	na
Available Seat Kilometres (m)	549	-	na	3,169	-	na
Revenue Seat Factor (%)	76.4	-	na	73.4	-	na
Total Domestic *						
Passengers carried ('000)	1,876	1,703	10.1%	13,612	12,296	10.7%
Revenue Passenger Kilometres (m)	2,328	2,179	6.8%	16,774	15,350	9.3%
Available Seat Kilometres (m)	2,994	2,742	9.2%	21,145	19,055	11.0%
Revenue Seat Factor (%)	77.8	79.5	(1.7) pts	79.3	80.6	(1.3) pts
Qantas International						
Passengers carried ('000)	794	780	1.8%	5,179	4,960	4.4%
Revenue Passenger Kilometres (m)	5,164	4,964	4.0%	32,572	30,561	6.6%
Available Seat Kilometres (m)	6,367	5,851	8.8%	42,766	37,845	13.0%
Revenue Seat Factor (%)	81.1	84.8	(3.7) pts	76.2	80.8	(4.6) pts
Australian Airlines						
Passengers carried ('000)	68	64	6.3%	495	398	24.4%
Revenue Passenger Kilometres (m)	344	313	9.9%	2,397	1,965	22.0%
Available Seat Kilometres (m)	492	469	4.9%	3,345	2,853	17.3%
Revenue Seat Factor (%)	69.9	66.7	3.2 pts	71.7	68.9	2.8 pts
Total International						
Passengers carried ('000)	862	844	2.1%	5,674	5,358	5.9%
Revenue Passenger Kilometres (m)	5,508	5,277	4.4%	34,969	32,526	7.5%
Available Seat Kilometres (m)	6,859	6,320	8.5%	46,111	40,698	13.3%
Revenue Seat Factor (%)	80.3	83.5	(3.2) pts	75.8	79.9	(4.1) pts
Total Group Operations						
Passengers carried ('000)	2,738	2,547	7.5%	19,286	17,654	9.2%
Revenue Passenger Kilometres (m)	7,836	7,456	5.1%	51,743	47,876	8.1%
Available Seat Kilometres (m)	9,853	9,062	8.7%	67,256	59,753	12.6%
Revenue Seat Factor (%)	79.5	82.3	(2.8) pts	76.9	80.1	(3.2) pts

Notes

Any adjustments to preliminary statistics will be included in the year to date results next month. Where figures have been rounded, discrepancies may occur between the sum of the components of items and the total and in percentage changes which are derived from figures prior to rounding.

The number of passengers carried is calculated on the basis of origin/destination (ie. one origin/destination journey represents one passenger regardless of the number of stage lengths undertaken).

* Qantas Domestic and Jetstar statistics both include the effect of a codeshare between the two airlines. However the effect of this codeshare is

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/03/2005

TIME: 16:17:00

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B - DRP

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

General Counsel
Brett Johnson

QANTAS

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Qantas Airways Limited (ABN 16 009 661 901) gives the ASX the following information

Part 1 - All issues

1	Class of securities issued or to be issued	Ordinary Shares.
2	Number of securities issued or to be issued (if known) or maximum number which may be issued	29,798,872 shares will be issued to shareholders participating in the Qantas Dividend Reinvestment Plan (DRP) on 6 April 2005, being the payment date of the 10¢ interim dividend.
3	Principal terms of the securities	N/A.
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?	Yes.
5	Issue price or consideration	Pursuant to the Terms and Conditions of the DRP, Qantas shares will be issued to shareholders participating in the DRP at a 2.5% discount to the volume weighted average price (VWAP) of all Qantas shares traded on the Australian Stock Exchange in the five trading days following the Record Date. The VWAP as calculated and provided by the Australian Stock Exchange was $3.6029. This will result in an issue price under the DRP of $3.5128 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To issue shares to participants in the DRP.
7	Dates of entering securities into uncertificated holdings or despatch of certificates	6 April 2005.

		Number	Class
8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,897,648,748	Ordinary Shares

		Number	Class
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,500	144a 15 June 2009 US Issue. Each Parcel of Notes has a face value of US$100,000
		40	Fixed Rate Medium Term Note, maturing 15 March 2007. Each Note has a face value of A$500,000
		1,000	Fixed Rate Medium Term Note, maturing 15 October 2007. Each Note has a face value of A$100,000
		400	Floating Rate Medium Term Note, maturing 20 June 2005. Each Note has a face value of A$100,000
		4,500	144a 20 June 2013 US Issue. Each parcel of Notes has a face value of US$100,000
		27,622,682	Entitlements awarded to Eligible Executives under the Qantas Long-Term Executive Incentive Plan

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Identical to the current policy.

Part 3 - Quotation of securities

34 Type of securities

(a) ✓ Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Quotation Agreement

1 Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those securities should not be granted quotation.
- Section 724 of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737 or 738 of the Corporations Act at the time that we request that the securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Brett Johnson
General Counsel & Company Secretary

22 March 2005

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 01/04/2005

TIME: 17:09:32

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Final Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**QANTAS AIRWAYS LIMITED**
ABN	**16 009 661 901**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Trevor Raymond Eastwood
Date of last notice	6 October 2004
Date that Director ceased to be Director	31 March 2005

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: *In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.*

Number & class of securities
N/A

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Merriment Nominees Pty Limited This is Trevor Eastwood's family account	13,440

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 04/04/2005

TIME: 11:27:30

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Preliminary Monthly Traffic & Capacity Stats February 2005

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS
FEBRUARY 2005

Summary of Traffic and Capacity Statistics

Month of February 2005

Total Domestic (Qantas, QantasLink and Jetstar) traffic, measured in Revenue Passenger Kilometres (RPKs) increased by 8.4 per cent in February 2005 while capacity, measured in Available Seat Kilometres (ASKs) increased by 9.6 per cent. This resulted in a revenue seat factor of 76.1 per cent, 0.9 percentage points lower than for February 2004.

Total International (Qantas and Australian Airlines) RPKs increased by 2.1 per cent in February 2005, while ASKs increased by 4.5 per cent over the same period. The resulting revenue seat factor of 76.0 per cent was 1.7 percentage points lower than the previous year.

February Group (comprising Qantas Domestic, QantasLink, Jetstar, Qantas International and Australian Airlines) passenger numbers increased by 7.1 per cent over the previous year. RPKs increased by 4.0 per cent, while ASKs were up 6.1 per cent, resulting in a revenue seat factor of 76.0 per cent, which was 1.5 percentage points lower than the previous year.

Financial Year to Date February 2005

Total Domestic revenue seat factor for the financial year to February 2005 decreased by 1.1 percentage points to 79.0 per cent when compared with year to date February 2004, while total Domestic yield excluding exchange decreased by 4.2 per cent over the same period. Total International yield excluding exchange for the financial year to February increased by 3.8 per cent when compared with the same period last year. Total International revenue seat factor decreased by 3.7 percentage points to 75.9 per cent over the same period.

Group passenger numbers for the year to February 2005 increased by 9.0 per cent from the previous year. RPKs increased by 7.6 per cent, while ASKs increased by 11.8 per cent, resulting in a revenue seat factor of 76.8 per cent, 3.0 percentage points lower than the previous year.

Recent Developments

On 21 March 2005, Qantas and British Airways announced the introduction of a new, more flexible fare structure for Economy Class travel between Australia and the United Kingdom and Europe. The new structure will be introduced from 26 April 2005 and will offer customers three fare types – Qantas Red e-Deal or British Airways Value Deal, Super Saver and Flexi Saver. The new fares offer greater choice and meet the needs of a wide range of market segments, from the price-conscious traveller to those planning short journeys.

On 16 March 2005, Qantas announced it will add a fourth weekly Sydney-Hong Kong-London service. The new service will commence on 13 November 2005 and bring the total number of Qantas services between Australia and the United Kingdom each week to 28. The new QF29 service will depart Sydney on Sundays and will be operated by three-class Boeing 747-400 aircraft which feature the award winning Skybed sleeper seat.

On 1 March 2005, Jetstar announced that Qantas Frequent Flyer members can earn Frequent Flyer points and Status credits when flying on a Jetstar JetFlex fare. Jetstar's JetFlex fare allow customers the flexibility to change itineraries for no additional cost and to pre-board Jetstar services. Qantas Frequent Flyers travelling on a Jetstar JetFlex fare will earn equivalent points per mile and Status credits as earned

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901
PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS
FEBRUARY 2005

	Month			Financial Year to Date		
	2004/05	2003/04	Change	2004/05	2003/04	Change
Qantas Domestic *						
Passengers carried ('000)	1,210	1,384	(12.6)%	10,871	11,883	(8.5)%
Revenue Passenger Kilometres (m)	1,608	1,791	(10.2)%	15,203	15,944	(4.6)%
Available Seat Kilometres (m)	2,065	2,298	(10.2)%	18,879	19,724	(4.3)%
Revenue Seat Factor (%)	77.9	77.9	(0.0) pts	80.5	80.8	(0.3) pts
QantasLink						
Passengers carried ('000)	234	222	5.6%	2,019	2,019	0.0%
Revenue Passenger Kilometres (m)	142	137	3.4%	1,249	1,334	(6.4)%
Available Seat Kilometres (m)	200	206	(2.8)%	1,728	1,835	(5.8)%
Revenue Seat Factor (%)	70.8	66.5	4.3 pts	72.3	72.7	(0.4) pts
Jetstar *						
Passengers carried ('000)	363	-	na	2,777	-	na
Revenue Passenger Kilometres (m)	361	-	na	2,687	-	na
Available Seat Kilometres (m)	515	-	na	3,684	-	na
Revenue Seat Factor (%)	70.0	-	na	72.9	-	na
Total Domestic *						
Passengers carried ('000)	1,786	1,606	11.2%	15,398	13,902	10.8%
Revenue Passenger Kilometres (m)	2,089	1,928	8.4%	18,863	17,278	9.2%
Available Seat Kilometres (m)	2,745	2,504	9.6%	23,890	21,559	10.8%
Revenue Seat Factor (%)	76.1	77.0	(0.9) pts	79.0	80.1	(1.1) pts
Qantas International						
Passengers carried ('000)	676	694	(2.6)%	5,855	5,654	3.6%
Revenue Passenger Kilometres (m)	4,323	4,249	1.7%	36,896	34,810	6.0%
Available Seat Kilometres (m)	5,625	5,385	4.5%	48,391	43,230	11.9%
Revenue Seat Factor (%)	76.9	78.9	(2.0) pts	76.2	80.5	(4.3) pts
Australian Airlines						
Passengers carried ('000)	58	53	9.4%	553	451	22.6%
Revenue Passenger Kilometres (m)	295	273	8.1%	2,693	2,238	20.3%
Available Seat Kilometres (m)	455	432	5.4%	3,800	3,284	15.7%
Revenue Seat Factor (%)	64.9	63.3	1.6 pts	70.9	68.1	2.8 pts
Total International						
Passengers carried ('000)	734	747	(1.7)%	6,408	6,105	5.0%
Revenue Passenger Kilometres (m)	4,619	4,522	2.1%	39,588	37,048	6.9%
Available Seat Kilometres (m)	6,080	5,817	4.5%	52,191	46,515	12.2%
Revenue Seat Factor (%)	76.0	77.7	(1.7) pts	75.9	79.6	(3.7) pts
Total Group Operations						
Passengers carried ('000)	2,520	2,353	7.1%	21,806	20,007	9.0%
Revenue Passenger Kilometres (m)	6,708	6,450	4.0%	58,451	54,326	7.6%
Available Seat Kilometres (m)	8,826	8,321	6.1%	76,081	68,074	11.8%
Revenue Seat Factor (%)	76.0	77.5	(1.5) pts	76.8	79.8	(3.0) pts

Notes

Any adjustments to preliminary statistics will be included in the year to date results next month. Where figures have been rounded, discrepancies may occur between the sum of the components of items and the total and in percentage changes which are derived from figures prior to rounding.

The number of passengers carried is calculated on the basis of origin/destination (ie. one origin/destination journey represents one passenger regardless of the number of stage lengths undertaken).

* Qantas Domestic and Jetstar statistics both include the effect of a codeshare between the two airlines. However the effect of this codeshare is only included once in the statistics for the Total Domestic and Total Group Operations.

Key

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/04/2005

TIME: 12:04:08

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**QANTAS AIRWAYS LIMITED**
ABN	**16 009 661 901**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Geoffrey James Dixon
Date of last notice	24 February 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	6 April 2005
No. of securities held prior to change	329,222 Direct Interest 462,500 Indirect Interest
Class	Ordinary Shares
Number acquired	3,252
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.5128

No. of securities held after change	332,474 Direct Interest 462,500 Indirect Interest
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Ordinary Shares under the Qantas Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/04/2005

TIME: 12:10:28

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	QANTAS AIRWAYS LIMITED
ABN	16 009 661 901

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael Henry Codd
Date of last notice	6 October 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: *In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.*

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	6 April 2005
No. of securities held prior to change	11,897
Class	Ordinary Shares
Number acquired	339
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.5128
No. of securities held after change	12,236
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Ordinary Shares under the Qantas Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/04/2005

TIME: 12:21:02

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**QANTAS AIRWAYS LIMITED**
ABN	**16 009 661 901**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Patricia Anne Cross
Date of last notice	6 October 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	6 April 2005
No. of securities held prior to change	2,103
Class	Ordinary Shares
Number acquired	60
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.5128
No. of securities held after change	2,163
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Ordinary Shares under the Qantas Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: *Details are only required for a contract in relation to which the interest has changed*	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 06/04/2005

TIME: 12:28:56

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	QANTAS AIRWAYS LIMITED
ABN	16 009 661 901

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Garry Arthur Hounsell
Date of last notice	4 January 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest (personal superannuation fund)
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	6 April 2005
No. of securities held prior to change	30,000
Class	Ordinary Shares
Number acquired	854
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.5128
No. of securities held after change	30,854

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Ordinary Shares under the Qantas Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 08/04/2005

TIME: 13:28:41

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Qantas to Increase Fuel Surcharge

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QANTAS

Media Release

QANTAS TO INCREASE FUEL SURCHARGE

SYDNEY, 8 April 2005: Qantas said today that it would increase its fuel surcharge because of the continued escalation in the price of crude oil and jet fuel.

- For domestic travel in Australia and New Zealand the surcharge will increase by $8, from $12 to $20 (incl GST) per sector;
- For trans-Tasman travel the surcharge will increase by $11, from $29 to $40 per sector;
- For other international travel (including Australian Airlines) the surcharge will increase by $31, from $29 to $60 per sector; and
- Jetstar will increase its surcharge from $10 to $19 (incl GST) per sector.

The surcharges will be effective on tickets issued on or after Wednesday 20 April.

The Chief Executive Officer of Qantas, Geoff Dixon, said fuel was always a significant cost to an airline.

"The price of both oil and jet fuel are at historic highs and remain extremely volatile," Mr Dixon said.

"Based on current prices the Qantas Group will spend approximately $1 billion more on fuel in 2005/06 compared to the current financial year. The increased surcharge, together with the existing surcharges and our hedging activities will, taking into account the effects on demand, fall short by approximately $400 million.

"Consequently, in an environment of historically low airfares, we are looking very closely at all aspects of our business to find ways in which we can achieve further efficiencies."

Note: The surcharge applies to each flight/sector shown on a ticket or itinerary.

Issued by Qantas Corporate Communication (Q3252)
Media Enquiries: Simon Rushton - Telephone (02) 9691 3742

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 29/04/2005

TIME: 15:32:30

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

All-Inclusive Pricing for Airfares

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QANTAS

Media Release

QANTAS ANNOUNCES ALL-INCLUSIVE PRICING FOR AIRFARES

SYDNEY, 29 April 2005: The Qantas Group today announced that it would move to all-inclusive pricing for its airfare and package holiday advertising from Wednesday, 11 May.

The Chief Executive Officer of Qantas, Geoff Dixon, said the airline had made the decision in support of the Federal Government's recent announcement that it would amend the Trade Practices Act in relation to component pricing in a number of industries.

"We will be making the change to our advertising ahead of any change to the Act, in the interest of establishing consistency for our customers as quickly as possible," Mr Dixon said.

Qantas currently provides a breakdown of costs in its advertising, providing the base airfare with taxes and charges listed separately.

"We are aware that, with airfares often very low in comparison, customers want the total cost of their purchase clearly spelled out."

Qantas, QantasLink, Australian Airlines and Jetstar will all move to the new advertising style.

Issued by Qantas Corporate Communications (Q3264)
Media Enquiries: Sonya Sandham - Telephone (02) 9691 3473

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 02/05/2005

TIME: 12:53:42

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Preliminary Monthly Traffic & Capacity Statistics March 2005

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS
MARCH 2005

Summary of Traffic and Capacity Statistics

Month of March 2005

Total Domestic (Qantas, QantasLink and Jetstar) traffic, measured in Revenue Passenger Kilometres (RPKs) increased by 15.7 per cent in March 2005 while capacity, measured in Available Seat Kilometres (ASKs) increased by 14.0 per cent. This resulted in a revenue seat factor of 79.5 per cent, 1.2 percentage points higher than for March 2004.

Total International (Qantas and Australian Airlines) RPKs increased by 9.1 per cent in March 2005, while ASKs increased by 7.0 per cent over the same period. The resulting revenue seat factor of 77.2 per cent was 1.5 percentage points higher than the previous year.

March Group (comprising Qantas Domestic, QantasLink, Jetstar, Qantas International and Australian Airlines) passenger numbers increased by 12.6 per cent over the previous year. RPKs increased by 11.2 per cent, while ASKs were up 9.2 per cent, resulting in a revenue seat factor of 77.9 per cent, which was 1.4 percentage points higher than the previous year.

Financial Year to Date March 2005

Total Domestic revenue seat factor for the financial year to March 2005 decreased by 0.9 percentage points to 79.0 per cent when compared with year to date March 2004, while total Domestic yield excluding exchange decreased by 4.0 per cent over the same period. Total International yield excluding exchange for the financial year to March increased by 3.6 per cent when compared with the same period last year. Total International revenue seat factor decreased by 3.2 percentage points to 76.0 per cent over the same period.

Group passenger numbers for the year to March 2005 increased by 9.4 per cent from the previous year. RPKs increased by 8.0 per cent, while ASKs increased by 11.5 per cent, resulting in a revenue seat factor of 76.9 per cent, 2.5 percentage points lower than the previous year.

Recent Developments

On 21 April 2005, Qantas announced it will add a new non-stop Brisbane-Los Angeles service to its schedule. Effective 18 July 2005 Qantas will operate a total of 11 flights per week between Brisbane and Los Angeles – four non-stop and seven via Auckland. Qantas also announced a range of changes to Queensland services including more than 6,600 additional seats and 19 extra return flights per week. Qantas will also reintroduce three return Boeing 737 services per week between Brisbane and Hamilton Island from 1 July 2005, in addition to Jetstar's daily A320 services. The revised schedule will allow easy connections for international visitors arriving in Brisbane from ports such as Los Angeles and Japan.

On 8 April 2005, Qantas announced that it would increase its fuel surcharge because of the continued escalation in the price of crude oil and jet fuel. The surcharge for Qantas Domestic, QantasLink and Domestic New Zealand travel will increase by $8, from $12 to $20 per sector. For trans-Tasman travel the surcharge will increase by $11, from $29 to $40 per sector. For other international travel on Qantas and Australian Airlines the surcharge will increase by $31, from $29 to $60 per sector. Jetstar will also increase its surcharge from $10 to $19 per sector. The surcharges were effective on tickets issued on or after Wednesday 20 April 2005.

On 8 April 2005, Qantas also said that based on current fuel prices the Qantas Group will spend approximately $1 billion more on fuel in 2005/06 compared to the current financial year. The increased

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901
PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS
March 2005

	Month			Financial Year to Date		
	2004/05	2003/04	Change	2004/05	2003/04	Change
Qantas Domestic *						
Passengers carried ('000)	1,403	1,534	(8.5)%	12,275	13,417	(8.5)%
Revenue Passenger Kilometres (m)	1,890	1,986	(4.8)%	17,094	17,930	(4.7)%
Available Seat Kilometres (m)	2,313	2,509	(7.8)%	21,192	22,233	(4.7)%
Revenue Seat Factor (%)	81.7	79.2	2.5 pts	80.7	80.6	0.1 pts
QantasLink						
Passengers carried ('000)	265	245	8.3%	2,285	2,264	0.9%
Revenue Passenger Kilometres (m)	161	147	9.6%	1,410	1,481	(4.8)%
Available Seat Kilometres (m)	220	214	2.9%	1,948	2,049	(4.9)%
Revenue Seat Factor (%)	73.2	68.7	4.5 pts	72.4	72.3	0.1 pts
Jetstar *						
Passengers carried ('000)	430	-	na	3,207	-	na
Revenue Passenger Kilometres (m)	438	-	na	3,125	-	na
Available Seat Kilometres (m)	603	-	na	4,288	-	na
Revenue Seat Factor (%)	72.5	-	na	72.9	-	na
Total Domestic *						
Passengers carried ('000)	2,077	1,779	16.7%	17,476	15,681	11.4%
Revenue Passenger Kilometres (m)	2,467	2,133	15.7%	21,330	19,411	9.9%
Available Seat Kilometres (m)	3,105	2,723	14.0%	26,995	24,282	11.2%
Revenue Seat Factor (%)	79.5	78.3	1.2 pts	79.0	79.9	(0.9) pts
Qantas International						
Passengers carried ('000)	734	721	1.8%	6,589	6,375	3.4%
Revenue Passenger Kilometres (m)	4,760	4,384	8.6%	41,656	39,194	6.3%
Available Seat Kilometres (m)	6,116	5,726	6.8%	54,507	48,956	11.3%
Revenue Seat Factor (%)	77.8	76.6	1.2 pts	76.4	80.1	(3.7) pts
Australian Airlines						
Passengers carried ('000)	69	58	19.0%	622	509	22.2%
Revenue Passenger Kilometres (m)	343	292	17.5%	3,036	2,531	20.0%
Available Seat Kilometres (m)	498	455	9.5%	4,298	3,739	15.0%
Revenue Seat Factor (%)	68.9	64.2	4.7 pts	70.6	67.7	2.9 pts
Total International						
Passengers carried ('000)	803	779	3.1%	7,211	6,884	4.8%
Revenue Passenger Kilometres (m)	5,104	4,676	9.1%	44,692	41,725	7.1%
Available Seat Kilometres (m)	6,614	6,181	7.0%	58,805	52,695	11.6%
Revenue Seat Factor (%)	77.2	75.7	1.5 pts	76.0	79.2	(3.2) pts
Total Group Operations						
Passengers carried ('000)	2,880	2,558	12.6%	24,687	22,565	9.4%
Revenue Passenger Kilometres (m)	7,571	6,809	11.2%	66,022	61,136	8.0%
Available Seat Kilometres (m)	9,719	8,904	9.2%	85,800	76,978	11.5%
Revenue Seat Factor (%)	77.9	76.5	1.4 pts	76.9	79.4	(2.5) pts

Notes

Any adjustments to preliminary statistics will be included in the year to date results next month. Where figures have been rounded, discrepancies may occur between the sum of the components of items and the total and in percentage changes which are derived from figures prior to rounding.

The number of passengers carried is calculated on the basis of origin/destination (ie. one origin/destination journey represents one passenger regardless of the number of stage lengths undertaken).

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 01/06/2005

TIME: 13:23:14

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Media Release: Airbus A380 Delay

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QANTAS

Media Release

AIRBUS A380 DELAY

SYDNEY, 1 June 2005: Qantas today confirmed that the delivery of its first A380 would be delayed by six months as a result of manufacturing issues at Airbus.

The Chief Executive Officer of Qantas, Mr Geoff Dixon, said the airline was now scheduled to take delivery of the first of its 12 new A380 aircraft in April 2007.

"This is disappointing, given that we have met all of Airbus' deadlines for Qantas specifications, however we are developing contingency plans to ensure there is no impact on our schedules or available capacity during the six month delay."

Mr Dixon said possible contingencies under discussion included deferring the retirement of a number of aircraft, redirecting capacity, and bringing forward the delivery of other aircraft on order.

Mr Dixon said that all airlines with early A380 orders were in the same situation, and that Airbus had advised that the deliveries would be made in the same sequence with the same time differentials.

"We will be working closely with Airbus to ensure the new deadline is met," Mr Dixon said.

He said Qantas would also be seeking compensation from Airbus in line with the terms of its contract.

Issued by Qantas Corporate Communication (Q3276)
Media Enquiries: Simon Rushton - Telephone 02 9691 3742

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 02/06/2005

TIME: 10:00:40

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Preliminary Monthly Traffic & Capacity Statistics April 2005

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS APRIL 2005

Summary of Traffic and Capacity Statistics

Month of April 2005

Total Domestic (Qantas, QantasLink and Jetstar) traffic, measured in Revenue Passenger Kilometres (RPKs) increased by 10.8 per cent in April 2005 while capacity, measured in Available Seat Kilometres (ASKs) increased by 11.5 per cent. This resulted in a revenue seat factor of 80.4 per cent, 0.5 percentage points lower than for April 2004.

Total International (Qantas and Australian Airlines) RPKs increased by 1.2 per cent in April 2005, while ASKs increased by 2.5 per cent over the same period. The resulting revenue seat factor of 75.2 per cent was 1.0 percentage points lower than the previous year.

April Group (comprising Qantas Domestic, QantasLink, Jetstar, Qantas International and Australian Airlines) passenger numbers increased by 8.2 per cent over the previous year. RPKs increased by 4.2 per cent, while ASKs were up 5.2 per cent, resulting in a revenue seat factor of 76.9 per cent, which was 0.7 percentage points lower than the previous year.

Financial Year to Date April 2005

Total Domestic revenue seat factor for the financial year to April 2005 decreased by 0.8 percentage points to 79.2 per cent when compared with year to date April 2004, while total Domestic yield excluding exchange decreased by 3.4 per cent over the same period. Total International yield excluding exchange for the financial year to April increased by 4.1 per cent when compared with the same period last year. Total International revenue seat factor decreased by 3.0 percentage points to 75.9 per cent over the same period.

Group passenger numbers for the year to April 2005 increased by 9.3 per cent from the previous year. RPKs increased by 7.6 per cent, while ASKs increased by 10.8 per cent, resulting in a revenue seat factor of 76.9 per cent, 2.3 percentage points lower than the previous year.

Recent Developments

On 1 June 2005, Qantas confirmed that the delivery of its first A380 would be delayed by six months as a result of manufacturing issues at Airbus. Qantas is now scheduled to take delivery of the first of its 12 new A380 aircraft in April 2007. Qantas is developing contingency plans to ensure there is no impact on its schedules or available capacity during the six month delay. Possible contingencies under discussion include deferring the retirement of a number of aircraft, redirecting capacity, and bringing forward the delivery of other aircraft on order. Qantas will be working closely with Airbus to ensure the new deadline is met and will also be seeking compensation from Airbus in line with the terms of its contract.

On 11 May 2005, Qantas announced an additional 11 domestic flights per week for Western Australia. From July 2005, Qantas will add five extra Perth-Brisbane services, three additional Perth-Melbourne flights, a third Perth-Cairns service and a second seasonal Broome-Sydney service. A second seasonal Perth-Kununurra service operated by QantasLink was added from 18 May 2005. The flights will provide an additional 1,700 seats in each direction each week.

On 29 April 2005, the Qantas Group announced that it would move to all-inclusive pricing for its airfare and package holiday advertising in Australia from 11 May 2005. Qantas made the decision

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901
PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS
APRIL 2005

	Month			Financial Year to Date		
	2004/05	2003/04	Change	2004/05	2003/04	Change
Qantas Domestic *						
Passengers carried ('000)	1,349	1,531	(11.9)%	13,624	14,948	(8.9)%
Revenue Passenger Kilometres (m)	1,876	2,057	(8.8)%	18,970	19,987	(5.1)%
Available Seat Kilometres (m)	2,275	2,525	(9.9)%	23,468	24,758	(5.2)%
Revenue Seat Factor (%)	82.5	81.5	1.0 pts	80.8	80.7	0.1 pts
QantasLink						
Passengers carried ('000)	261	251	3.8%	2,545	2,515	1.2%
Revenue Passenger Kilometres (m)	160	155	3.0%	1,570	1,636	(4.1)%
Available Seat Kilometres (m)	213	210	1.7%	2,162	2,259	(4.3)%
Revenue Seat Factor (%)	74.8	73.8	1.0 pts	72.6	72.4	0.2 pts
Jetstar *						
Passengers carried ('000)	418	-	na	3,625	-	na
Revenue Passenger Kilometres (m)	433	-	na	3,558	-	na
Available Seat Kilometres (m)	585	-	na	4,873	-	na
Revenue Seat Factor (%)	74.0	-	na	73.0	-	na
Total Domestic *						
Passengers carried ('000)	2,012	1,782	12.9%	19,488	17,463	11.6%
Revenue Passenger Kilometres (m)	2,452	2,212	10.8%	23,782	21,623	10.0%
Available Seat Kilometres (m)	3,048	2,735	11.5%	30,043	27,017	11.2%
Revenue Seat Factor (%)	80.4	80.9	(0.5) pts	79.2	80.0	(0.8) pts
Qantas International						
Passengers carried ('000)	703	721	(2.5)%	7,294	7,096	2.8%
Revenue Passenger Kilometres (m)	4,478	4,403	1.7%	46,134	43,597	5.8%
Available Seat Kilometres (m)	5,876	5,737	2.4%	60,383	54,693	10.4%
Revenue Seat Factor (%)	76.2	76.7	(0.5) pts	76.4	79.7	(3.3) pts
Australian Airlines						
Passengers carried ('000)	63	64	(1.6)%	685	573	19.5%
Revenue Passenger Kilometres (m)	294	315	(6.6)%	3,330	2,846	17.0%
Available Seat Kilometres (m)	471	456	3.3%	4,769	4,195	13.7%
Revenue Seat Factor (%)	62.5	69.0	(6.5) pts	69.8	67.8	2.0 pts
Total International						
Passengers carried ('000)	766	785	(2.4)%	7,979	7,669	4.0%
Revenue Passenger Kilometres (m)	4,772	4,718	1.2%	49,464	46,443	6.5%
Available Seat Kilometres (m)	6,347	6,194	2.5%	65,152	58,888	10.6%
Revenue Seat Factor (%)	75.2	76.2	(1.0) pts	75.9	78.9	(3.0) pts
Total Group Operations						
Passengers carried ('000)	2,778	2,567	8.2%	27,467	25,132	9.3%
Revenue Passenger Kilometres (m)	7,224	6,930	4.2%	73,246	68,066	7.6%
Available Seat Kilometres (m)	9,395	8,928	5.2%	95,195	85,906	10.8%
Revenue Seat Factor (%)	76.9	77.6	(0.7) pts	76.9	79.2	(2.3) pts

Notes

Any adjustments to preliminary statistics will be included in the year to date results next month. Where figures have been rounded, discrepancies may occur between the sum of the components of items and the total and in percentage changes which are derived from figures prior to rounding.

The number of passengers carried is calculated on the basis of origin/destination (ie. one origin/destination journey represents one passenger regardless of the number of stage lengths undertaken).

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 15/06/2005

TIME: 18:39:23

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Media Release: Qantas Welcomes Government Decision

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QANTAS

Media Release

QANTAS WELCOMES GOVERNMENT DECISION

SYDNEY, 15 June 2005: Qantas today welcomed the announcement by the Federal Government to defer a decision on opening access to Singapore Airlines on the trans-Pacific route.

The Chief Executive Officer of Qantas, Mr Geoff Dixon, said that it was ludicrous for Singapore Airlines to suggest that this was one of the most protected air routes.

"The fact is that today, Qantas, Virgin Blue, Air New Zealand, United Airlines and any other United States carrier that chooses to can operate between Australia and the United States.

"Many carriers, including Continental, Northwest and American Airlines, have operated on the Pacific, but abandoned it after losing tens of millions of dollars," Mr Dixon said.

He said Qantas had been talking to the Government about a range of issues distorting international competition and the need for the industry to restructure.

"It is pleasing to see that the Australian Government plans to discuss a wider range of policy issues on an industry basis with Qantas, Virgin Blue and other carriers," Mr Dixon said.

"Qantas is one of the least protected airlines in the world – it has maintained profitability and had relative success while competing against a multitude of subsidised and government-owned airlines," Mr Dixon said.

Issued by Qantas Corporate Communication (Q3284)

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/06/2005

TIME: 10:06:03

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Corrects Media Report

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QANTAS

Media Release

QANTAS CORRECTS MEDIA REPORT

SYDNEY, 22 June 2005: Qantas said that an article in today's Sydney Morning Herald newspaper saying that Qantas "could issue a profit downgrade as early as Friday" was incorrect.

The Chief Executive Officer of Qantas, Mr Geoff Dixon, said Qantas would meet the current market expectations for the 04/05 Financial Year.

Mr Dixon said the Chief Financial Officer of Qantas, Mr Peter Gregg, would make an announcement and hold an analyst briefing at the ASX on Friday to detail accounting changes to be made by Qantas' required adoption of Australian equivalents to the International Financial Reporting Standards (IFRS).

Issued by Qantas Corporate Communication (Q3287)
Media Enquiries: Belinda de Rome - Telephone 02 9691 3762

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 24/06/2005

TIME: 08:34:32

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Moves to A-IFRS

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QANTAS

Media Release

QANTAS MOVES TO A-IFRS

SYDNEY, 24 June 2005: Qantas said today it would adopt Australian Equivalents to International Financial Reporting Standards (A-IFRS) from 1 July 2005 as required by Corporations Law.

The financial report for the half-year to 31 December 2005 will be the airline's first report under the new standards.

Comparative financial information will be presented applying A-IFRS for transition adjustments to the opening balance sheet at 1 July 2004 and to restate 2004/05 comparative earnings. This will not include the impact of AASB 139 "Financial Instruments" as this is not required at this stage.

The Chief Financial Officer of Qantas, Mr Peter Gregg, said that A-IFRS would not affect cash flows, credit ratings, dividend policy or the economic management of the airline and that Qantas did not expect any significant impact on future earnings.

"First-time adoption of A-IFRS results in a reduction in retained earnings of $826 million and therefore an increase in gearing ratios. Despite this, we do not anticipate any change to Qantas' capital management policies or profitability.

"The most significant adoption adjustments will include the deferred recognition of frequent flyer revenue, recognition of a funding deficit for the defined benefit portion of the Qantas Superannuation Plan and the reclassification of some non-cancellable aircraft operating leases as finance leases," he said.

Mr Gregg emphasised that the changes resulted from mandated changes in accounting standards which had no affect on cash flows and therefore no affect on the economic value of the company.

He said Qantas would provide additional information as required to explain the impacts of A-IFRS on reported financial information in future periods.

"As many of the international standards introduce new accounting concepts, we expect that interpretation of the standards will continue to evolve for some time to come."

Details of material changes in accounting policies and estimates of resulting adoption adjustments are provided in the attached presentation.

Issued by Qantas Corporate Communication (Q3288)
Media Enquiries: Belinda de Rome - Telephone 02 9691 3762

Transition to International Financial Reporting Standards

Presentation to Investors

24 June 2005

Peter Gregg
Chief Financial Officer
Colin Storrie
Deputy Chief Financial Officer

QANTAS

Important Notice

- The figures presented are best estimates and may change
- The first financial report prepared in accordance with A-IFRS may differ from the information presented here
- All amounts provided are preliminary and unaudited
- All prospective statements are best estimates and should not be relied upon
- Qantas cannot provide any further estimates of the future impact of adopting A-IFRS at this time
- Qantas Investor Relations will be available to discuss the information included in this Presentation

QANTAS

Background

- A-IFRS will apply to Qantas from 1 July 2005
- A-IFRS compliant financial reports will be produced for the:
  - half-year ended 31 December 2005; and
  - full year ended 30 June 2006
- The 2005 Financial Report will be prepared according to AGAAP, with Note disclosure providing information on the material impacts of A-IFRS

QANTAS

Key Messages

- A-IFRS will not affect underlying business cash flow
- A-IFRS will have no impact on Qantas' strategy or operations
  - operational and financing decisions will continue to be based on economic principles
  - credit ratings not affected
  - capital management policy unchanged
  - profitability not impacted

QANTAS

Preliminary Financial Impact

A-IFRS Transition Adjustments Resulting from the Adoption of A-IFRS	1 July 2004 $m (unaudited)	Movement $m (estimate)	30 June 2005 $m (estimate)
Impact on Retained Profits			
AASB 118 Revenue	(669)	(80)	(749)
AASB 119 Employee Benefits	(54)	35	(19)
AASB 117 Leases	(52)	(10)	(62)
AASB 116 Property, Plant & Equipment	21	-	21
AASB 112 Income Taxes	(47)	2	(45)
Net Other Transition Adjustments	(1)	29	28
	(802)	(24)	(826)

QANTAS

Project Plan

Assessment Phase

- High level overview of A-IFRS impacts
- Phase completed

Design Phase

- Formulation of A-IFRS accounting policies and transition adjustments
- Material aspects of the Phase completed

Implementation Phase

- Implement changes to accounting and business procedures
- Phase in progress

QANTAS

A-IFRS Accounting Policy Changes

The following A-IFRS changes will be discussed

- AASB 118 Revenue
- AASB 119 Employee Benefits
- AASB 117 Leases
- AASB 116 Property, Plant & Equipment
- AASB 112 Income Taxes
- AASB 139 Financial Instruments

QANTAS

AASB 118 – Revenue

Unavailed Revenue - Frequent Flyer

Requirements of AASB 118 Revenue

- Requires each element of multiple element transactions to be recognised separately
- Prescribes four criteria which must be satisfied to recognise revenue

Differences to the current Revenue Standard

- A-IFRS does not have a "control" criteria
- Requires a transaction to be considered in its component parts

QANTAS

AASB 118 – Revenue

Unavailed Revenue - Frequent Flyer

- Qantas receives revenue from the sale of rights over Frequent Flyer points
  - Under AGAAP, this revenue is recognised when received
  - Under A-IFRS, this revenue is required to be deferred and recognised when the points are redeemed
- Deferring "sold point" revenue is expected to become industry standard
- No change to the accounting for points accumulated from flights

QANTAS

AASB 118 – Revenue

Unavailed Revenue - Frequent Flyer

- Adopting A-IFRS results in a decrease to Retained Profits of $669m
- The arithmetic impact on 2004/05 Retained Profits is estimated as reduction of $80m post tax
- This does not however reflect how Qantas could respond in future periods to mitigate the impact
- The impact on future earnings is dependent on program growth and point redemption
- No expected impact on future profit

QANTAS

AASB 119 – Employee Benefits

Defined Benefit Superannuation Plan

- Uses the long-term Government Bond Rate to discount liabilities
- Requires recognition of the funding deficit as a liability
- No change to the cash contribution rate
- No change to the Qantas Superannuation Plan's liquidity
- Qantas has elected to use the "corridor" method
- Estimated adoption impact is a $54m reduction to Retained Profits
- Movements outside the corridor will be amortised over a 13 year period
- Impact on future earnings is dependent on economic variables

QANTAS

AASB 117 – Leases

Lease Classification

- Applies a less prescriptive criteria to lease classification
- Six aircraft leases to be reclassified as finance leases
- Will increase leased assets by $338m and lease liabilities by $405m
- Straight line recognition of some non-aircraft lease costs
- Estimated impact of adoption is a $52m reduction to retained profits
- No material impact on future earnings

QANTAS

AASB 116 – Property Plant & Equipment

Property, Plant & Equipment (PP&E)

- Deemed cost election for land and building
- Full retrospective application for all other PP&E assets:
  - Capitalising major inspections as a separate PP&E component
  - Capitalising restoration costs into the cost of the asset
  - Reclassifying software development costs as intangible assets
- Estimated impact of adoption is a net $21m increase in retained profits
- No material impact on future earnings

QANTAS

AASB 112 – Income Taxes

Balance Sheet Method

- Movement from the "Income Statement" to the "Balance Sheet" Method
- Requires recognition of additional Deferred Tax Liabilities
- Transition requires the tax benefit of share based payments to be reclassified from Retained Profits to Contributed Capital
- Estimated adoption impact is a $47m reduction to Retained Profits
- No material impact on future earnings

QANTAS

Other A-IFRS Accounting Standards

AASB 2 - Share Based Payments

- Elected the exemption for options issued prior to 7 November 2002

AASB 3 - Business Combinations

- Elected under AASB 1 to apply this standard prospectively

AASB 121 - Foreign Exchange

- Elected to reset the foreign currency translation reserve

QANTAS

Other A-IFRS Accounting Standards

AASB 123 - Borrowing Costs

- No change to capitalising qualifying borrowing costs

AASB 127 - Consolidations

- The Qantas Deferred Share Plan Trust will require consolidation

AASB 136 - Impairment of Assets

- No adjustment on transition

QANTAS

AASB 139 – Financial Instruments

Risk Management

- AASB 139 provides criteria that must be met to apply hedge accounting
- Underlying exposures must be shown to be "highly probable"
- Hedge effectiveness is only recognised where changes in fair value of the hedged item are offset by changes in the hedge instrument in the range of 80% to 125%
- Hedge effectiveness must be demonstrated at inception and throughout the life of each hedge
- Any ineffectiveness is to be recognised immediately in the P&L
- Each hedge relationship must be supported by detailed documentation

QANTAS

AASB 139 – Financial Instruments

Options

- Only the "intrinsic" value of an option to be designated as a hedging instrument
- Changes in the fair value of non-intrinsic components of the option price are to be reflected in the P&L

QANTAS

AASB 139 – Financial Instruments

Aviation Fuel

- Qantas uses various fuel index derivatives to hedge its jet fuel price risk
  - for example, WTI Crude Oil may be used as a hedging instrument
- AASB 139 does not permit component hedging of commodity risks
- Hedge effectiveness requires movements in the jet fuel price to correlate with movements in the derivative within the 80% to 125% band
- Qantas has developed a methodology to test hedge effectiveness for fuel

QANTAS

Conclusion

The introduction of A-IFRS:

- excluding financial instruments, will reduce Retained Profits by an estimated $826m by 30 June 2005
- will not affect underlying business cash flow
- will have no impact on Qantas' strategy or operations
- will have no impact on Qantas' capital management strategy or credit ratings
- no material impact on future earnings

QANTAS

Legal

Media Release

QANTAS TO FLY TO BEIJING

SYDNEY, 29 June 2005: Qantas today announced it would begin flying between Sydney and Beijing from 9 January 2006.

Qantas Executive General Manager John Borghetti said Qantas would initially operate three weekly services to Beijing and expected to offer daily flights to both Beijing and Shanghai within two years.

"We are delighted to return to Beijing, one of the world's great cities and host to the 2008 Olympic Games," Mr Borghetti said.

"Beijing will be an important destination for the Qantas network and these three weekly services, coupled with the start of a fourth Sydney-Shanghai service in November, will provide our customers with daily non-stop flights to China," he said.

"Travel between China and Australia has increased more than 40 per cent in the past three years and is expected to grow a further 20 per cent in the next 12 months.

"Within two years we expect to offer daily Qantas flights to both Beijing and Shanghai in response to the growing trade relationship between Australia and China and increasing demand for leisure travel in both directions.

"In addition, the Qantas Group currently operates 31 flights each week to Hong Kong," Mr Borghetti said. "This means Qantas passengers can access the rest of China via Beijing, Shanghai and Hong Kong and make connections with local carriers."

Qantas will continue to codeshare on China Eastern services between Sydney and Shanghai to provide a daily link for Qantas customers.

Mr Borghetti said Qantas' new two-class Airbus A330-300 aircraft would operate on all flights to China, allowing Business Class customers to experience the award-winning Skybed.

The new Beijing services are timed to suit customers connecting to and from Australian cities and New Zealand.

Issued by Qantas Corporate Communication (Q3289)
Media Enquiries: Juliet Ryalls - Telephone + 612 9691 3013

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 30/06/2005

TIME: 16:15:56

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**QANTAS AIRWAYS LIMITED**
ABN	**16 009 661 901**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Geoffrey James Dixon
Date of last notice	6 April 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest and Indirect Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Interest in Qantas Deferred Share Plan Trust. Trustee is ASX Perpetual Registrars Limited.
Date of change	30 June 2005
No. of securities held prior to change	332,474 Direct Interest 462,500 Indirect Interest
Class	Ordinary Shares
Number acquired	(a) N/A (Transfer of 62,500 shares from Trustee to Geoff Dixon upon expiry of Holding Lock Period) (b) Indirect Interest in 150,000 Ordinary Shares
Number disposed	N/A

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	<u>**Qantas Deferred Share Plan**</u> 27,777 Rights which may vest on 31 December 2005. 125,000 Rights which may vest on 30 June 2006. <u>**Qantas Long-Term Executive Incentive Plan**</u> 1,738,693 Vested Entitlements. 244,995 Entitlements which may vest as at 30 June 2005. Vested Entitlements do not convert to Ordinary Shares on a one-for-one basis.
Interest acquired	450,000 Rights under the Qantas Deferred Share Plan which may vest from 30 June 2007.
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	<u>**Qantas Deferred Share Plan**</u> 27,777 Rights which may vest on 31 December 2005. 125,000 Rights which may vest on 30 June 2006. 450,000 Rights which may vest from 30 June 2007. <u>**Qantas Long-Term Executive Incentive Plan**</u> 1,738,693 Vested Entitlements. 244,995 Entitlements which may vest as at 30 June 2005. Vested Entitlements do not convert to Ordinary Shares on a one-for-one basis.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 30/06/2005

TIME: 16:17:40

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**QANTAS AIRWAYS LIMITED**
ABN	**16 009 661 901**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Allan Gregg
Date of last notice	19 November 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest and Indirect Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Interest in Qantas Deferred Share Plan Trust. Trustee is ASX Perpetual Registrars Limited.
Date of change	30 June 2005
No. of securities held prior to change	66,730 Direct Interest 190,000 Indirect Interest
Class	Ordinary Shares
Number acquired	(a) N/A (Transfer of 40,000 shares from Trustee to Peter Gregg upon expiry of Holding Lock Period) (b) Indirect Interest in 90,000 Ordinary Shares
Number disposed	N/A

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	<u>Qantas Deferred Share Plan</u> 80,000 Rights which may vest on 30 June 2006. 16,666 Rights which may vest on 20 August 2006. <u>Qantas Long-Term Executive Incentive Plan</u> 705,603 Vested Entitlements. 122,497 Entitlements which may vest as at 30 June 2005. Vested Entitlements do not convert to Ordinary Shares on a one-for-one basis.
Interest acquired	90,000 Rights under the Qantas Deferred Share Plan which may vest from 30 June 2007.
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	<u>Qantas Deferred Share Plan</u> 80,000 Rights which may vest on 30 June 2006. 16,666 Rights which may vest on 20 August 2006. 90,000 Rights which may vest from 30 June 2007. <u>Qantas Long-Term Executive Incentive Plan</u> 705,603 Vested Entitlements. 122,497 Entitlements which may vest as at 30 June 2005. Vested Entitlements do not convert to Ordinary Shares on a one-for-one basis.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/07/2005

TIME: 09:26:58

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Peter Cosgrove joins Qantas Board

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Media Release

PETER COSGROVE JOINS QANTAS BOARD

SYDNEY, 6 July 2005: The Chairman of Qantas, Margaret Jackson, today announced the appointment of General Peter Cosgrove AC MC as a Non-Executive Director of the Board of Qantas Airways Limited.

General Cosgrove will fill a casual vacancy on the Qantas Board, taking up the position from today.

"I am very pleased to welcome Peter, one of Australia's most respected individuals, to the Board. The intelligence and leadership he has displayed during his distinguished military career will be invaluable," Ms Jackson said.

General Cosgrove was the Chief of the Australian Defence Force from 3 July 2002 until his retirement this month.

He has served in the Australian Army in a variety of roles in Australia and overseas since entering the Royal Military College of Duntroon in 1965.

One of his greatest achievements was his command of the international forces in East Timor from 1999 until the force was withdrawn in February 2000, for which General Cosgrove was appointed a Companion of the Military Division of the Order of Australia.

He was awarded the Military Cross for his service in Vietnam early in his career, and has received several foreign awards including the Companion of the New Zealand Order of Merit (CNZM) and Commander of the United States Legion of Merit.

General Cosgrove was Australian of the Year in 2001.

Issued by Qantas Corporate Communication (Q3291)
Media Enquiries: Belinda de Rome - Telephone 02 9691 3762

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/07/2005

TIME: 10:49:00

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

May Traffic Statistics

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS MAY 2005

Summary of Traffic and Capacity Statistics

Month of May 2005

Total Domestic (Qantas, QantasLink and Jetstar) traffic, measured in Revenue Passenger Kilometres (RPKs) increased by 8.0 per cent in May 2005, while capacity, measured in Available Seat Kilometres (ASKs), increased by 7.7 per cent. This resulted in a revenue seat factor of 74.3 per cent, 0.2 percentage points higher than for May 2004.

Total International (Qantas and Australian Airlines) RPKs increased by 1.8 per cent in May 2005, while ASKs decreased by 0.7 per cent over the same period. The resulting revenue seat factor of 69.5 per cent was 1.7 percentage points higher than the previous year.

May Group (comprising Qantas Domestic, QantasLink, Jetstar, Qantas International and Australian Airlines) passenger numbers increased by 5.8 per cent over the previous year. RPKs increased by 3.8 per cent, while ASKs were up 1.9 per cent, resulting in a revenue seat factor of 71.1 per cent, which was 1.3 percentage points higher than the previous year.

Financial Year to Date May 2005

Total Domestic revenue seat factor for the financial year to May 2005 decreased by 0.8 percentage points to 78.7 per cent when compared with year to date May 2004, while total Domestic yield excluding exchange decreased by 2.8 per cent over the same period. Total International yield excluding exchange for the financial year to May increased by 4.4 per cent when compared with the same period last year. Total International revenue seat factor decreased by 2.4 percentage points to 75.4 per cent over the same period.

Group passenger numbers for the year to May 2005 increased by 9.0 per cent from the previous year. RPKs increased by 7.3 per cent, while ASKs increased by 9.9 per cent, resulting in a revenue seat factor of 76.4 per cent, 1.9 percentage points lower than the previous year.

Recent Developments

On 29 June 2005, Qantas announced it would begin flying between Sydney and Beijing from 9 January 2006. Qantas said it would initially operate three weekly services to Beijing and expected to offer daily flights to both Beijing and Shanghai within two years. Beijing will be an important destination for the Qantas network and these three weekly services, coupled with the start of a fourth Sydney-Shanghai service in November, will provide customers with daily non-stop flights to China. Qantas' new two-class Airbus A330-300 aircraft would operate on all flights to China, allowing Business Class customers to experience the award-winning Skybed.

On 24 June 2005, Qantas said it would adopt Australian Equivalents to International Financial Reporting Standards (A-IFRS) from 1 July 2005. The financial report for the half-year to 31 December 2005 will be the airline's first report under the new standards. Comparative financial information will be presented applying A-IFRS for transition adjustments to the opening balance sheet at 1 July 2004 and to restate 2004/05 comparative earnings. This will not include the impact of AASB 139 "Financial Instruments" as this is not required at this stage. Qantas said that A-IFRS would not affect cash flows, credit ratings, dividend policy or the economic management of the airline and that Qantas did not expect any significant impact on future earnings.

On 15 June 2005, Qantas welcomed the announcement by the Federal Government to defer a decision on granting Singapore Airlines access to the trans-Pacific route. Qantas said it was

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS

MAY 2005

	Month 2004/05	2003/04	Change	Financial Year to Date 2004/05	2003/04	Change
Qantas Domestic *						
Passengers carried ('000)	1,281	1,466	(12.6)%	14,904	16,414	(9.2)%
Revenue Passenger Kilometres (m)	1,767	1,941	(9.0)%	20,737	21,929	(5.4)%
Available Seat Kilometres (m)	2,332	2,592	(10.0)%	25,800	27,350	(5.7)%
Revenue Seat Factor (%)	75.8	74.9	0.9 pts	80.4	80.2	0.2 pts
QantasLink						
Passengers carried ('000)	258	241	7.0%	2,803	2,756	1.7%
Revenue Passenger Kilometres (m)	156	148	5.2%	1,725	1,784	(3.3)%
Available Seat Kilometres (m)	220	220	(0.2)%	2,381	2,479	(4.0)%
Revenue Seat Factor (%)	70.9	67.3	3.6 pts	72.5	72.0	0.5 pts
Jetstar * #						
Passengers carried ('000)	380	53	na	4,005	53	na
Revenue Passenger Kilometres (m)	391	45	na	3,949	45	na
Available Seat Kilometres (m)	567	65	na	5,440	65	na
Revenue Seat Factor (%)	68.9	68.6	na	72.6	68.6	na
Total Domestic *						
Passengers carried ('000)	1,905	1,751	8.8%	21,393	19,214	11.3%
Revenue Passenger Kilometres (m)	2,297	2,127	8.0%	26,079	23,750	9.8%
Available Seat Kilometres (m)	3,090	2,870	7.7%	33,134	29,887	10.9%
Revenue Seat Factor (%)	74.3	74.1	0.2 pts	78.7	79.5	(0.8) pts
Qantas International						
Passengers carried ('000)	627	638	(1.7)%	7,925	7,734	2.5%
Revenue Passenger Kilometres (m)	4,131	4,025	2.6%	50,265	47,622	5.5%
Available Seat Kilometres (m)	5,911	5,910	0.0%	66,294	60,603	9.4%
Revenue Seat Factor (%)	69.9	68.1	1.8 pts	75.8	78.6	(2.8) pts
Australian Airlines						
Passengers carried ('000)	61	62	(1.6)%	746	635	17.5%
Revenue Passenger Kilometres (m)	281	310	(9.4)%	3,611	3,155	14.4%
Available Seat Kilometres (m)	435	484	(10.0)%	5,204	4,679	11.2%
Revenue Seat Factor (%)	64.6	64.1	0.5 pts	69.4	67.4	2.0 pts
Total International						
Passengers carried ('000)	688	700	(1.7)%	8,671	8,369	3.6%
Revenue Passenger Kilometres (m)	4,412	4,335	1.8%	53,876	50,778	6.1%
Available Seat Kilometres (m)	6,346	6,393	(0.7)%	71,498	65,282	9.5%
Revenue Seat Factor (%)	69.5	67.8	1.7 pts	75.4	77.8	(2.4) pts
Total Group Operations						
Passengers carried ('000)	2,593	2,451	5.8%	30,064	27,583	9.0%
Revenue Passenger Kilometres (m)	6,709	6,462	3.8%	79,955	74,528	7.3%
Available Seat Kilometres (m)	9,437	9,263	1.9%	104,632	95,169	9.9%
Revenue Seat Factor (%)	71.1	69.8	1.3 pts	76.4	78.3	(1.9) pts

Notes

Any adjustments to preliminary statistics will be included in the year to date results next month. Where figures have been rounded, discrepancies may occur between the sum of the components of items and the total and in percentage changes which are derived from figures prior to rounding.

The number of passengers carried is calculated on the basis of origin/destination (ie. one origin/destination journey represents one passenger regardless of the number of stage lengths undertaken).

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/07/2005

TIME: 17:21:22

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Initial Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**QANTAS AIRWAYS LIMITED**
ABN	**16 009 661 901**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Cosgrove
Date of appointment	6 July 2005

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: in the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
	Nil.

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A.
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 15/07/2005

TIME: 17:51:30

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	QANTAS AIRWAYS LIMITED
ABN	16 009 661 901

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Allan Gregg
Date of last notice	30 June 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	11 July 2005
No. of securities held prior to change	106,730 Direct Interest 240,000 Indirect Interest
Class	Ordinary Shares
Number acquired	N/A (Transfer of 45,000 shares from the Trustee, being ASX Perpetual Registrars Limited, to Peter Gregg upon expiry of Holding Lock Period)
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A – there is no value/consideration for the transfer of the 45,000 shares.

ASX.Online@asx.com.au

15/07/2005 05:51 PM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 244411 as follows:
Release Time: 15-Jul-2005 17:51:22
ASX Code: QAN
File Name: 244411.pdf
Your Announcement Title: Change of Directors Interest Notice

244411.pdf

Legal

Media Release

QANTAS FLIGHTS OPERATING AS NORMAL

SYDNEY, 8 July 2005: Qantas has announced that all of its flights are operating as normal following yesterday's terrorist attacks in London.

Qantas Executive General Manager John Borghetti said four Qantas services had departed from London's Heathrow Airport since the attacks, with the first flight due to arrive in Perth this afternoon and the second in Sydney this evening.

"Our services have not been disrupted and customers wishing to book flights to and from the UK can do so through the normal channels," Mr Borghetti said.

He said that Qantas had instituted a waiver and refund policy.

Customers with tickets issued before or on 7 July 2005, for travel to and from the UK up to and including 31 July 2005, can defer or cancel travel without penalty.

Customers wishing to change their plans should call Qantas on 13 13 13 or their travel agent for assistance as soon as possible.

Qantas operates 27 flights a week from Australia to London.

Issued by Qantas Corporate Communication (Q3293)
Media Enquiries: Juliet Ryalls - Telephone + 02 9691 3013

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 12/07/2005

TIME: 18:19:28

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Level of Foreign Relevant Interest in Qantas Shares

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

ASX.Online@asx.com.au

12/07/2005 06:19 PM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au

cc:

Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 243626 as follows:
Release Time: 12-Jul-2005 18:19:19
ASX Code: QAN
File Name: 243626.pdf
Your Announcement Title: Level of Foreign Relevant Interest in Qantas Shares

243626.pdf

General Counsel
Brett Johnson

QANTAS

12 July 2005

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir

Update on the Level of Foreign Relevant Interest in Qantas Shares

Under the Qantas Constitution, the maximum aggregate level of relevant interest that foreign persons are permitted to hold in Qantas is 49%.

On 12 October 2004, Qantas advised the market that foreign persons had a relevant interest in approximately 38.15% of the Qantas issued share capital.

Listing Rule 3.19.3 requires that Qantas advise the market when the level of foreign relevant interest rises above 44%.

Based on the most recent reconciliation, Qantas advises the market that recent foreign purchases have resulted in foreign persons having a relevant interest in approximately 45.96% of Qantas shares.

Notification Obligations

Qantas reminds the market that, under its Constitution, foreign purchasers are required to notify Qantas, within 10 days of becoming registered, of their acquisition of a relevant interest in Qantas shares. Foreign Ownership Notifications are available from the Qantas Share Registry on (02) 8280 7390.

It is the order of receipt of complete Foreign Ownership Notifications which determines the priority for entry, upon reconciliation to a registered shareholding, to the Qantas Foreign Sub-Register.

Qantas investigates foreign share purchases and, upon reconciliation of the relevant Foreign Ownership Notifications to a registered shareholding, enters the purchases on the Qantas Foreign Sub-Register. Should the level of foreign ownership on the Qantas Foreign Sub-Register exceed 49%, the Qantas Constitution contains provisions to notify those foreign shareholders. Should such a Notice be required to be sent, it results in the registered holder of the offending shares not being entitled to vote the shares at a meeting of shareholders and it may lead to the disposal of those shares.

Yours faithfully

Brett Johnson

Legal

QANTAS

Media Release

QANTAS DEFENCE SERVICES ESTABLISHES NEW BUSINESS FACILITY AT CANBERRA

CANBERRA 15 July 2005: Qantas Defence Services today announced the establishment of a new facility at Canberra International Airport for the maintenance of military and civil aircraft.

Head of Qantas Defence Services Mike Caldwell, who signed the agreement this morning with the Minister for Economic Development Ted Quinlan, said that the new base was a positive addition to the QDS portfolio.

"The Canberra base gives us the capability to undertake programs of varying size and complexity at our own facility," Mr Caldwell said.

"Qantas Defence Services already operates in the Canberra region and we find there is a good aircraft skills base here.

"This gives us the opportunity to further develop training and education to enhance local industry skills."

Mr Caldwell also noted that the presence of a number of specialist Aerospace companies in Canberra allowed a ready access to engage in teaming for aircraft integration programs. He said QDS looked forward to working with other Canberra-based companies as part of the long-term development of the QDS Canberra facility.

Qantas Airways will also commence a marketing campaign worth $1.75m, in conjunction with the Department of Economic Development, promoting Canberra as a tourist destination.

Background – About QDS

Qantas Defence Services (QDS) provides aviation maintenance services to the Australian Defence Force, including support and maintenance of the Australian Government's Special Purpose Aircraft fleet, maintenance of the RAAF's Hercules and support for ADF fighter and helicopter fleets. QDS, anticipates supporting EADS CASA (an Airbus-related company) in the program for five Airbus A330 tanker aircraft for the RAAF.

QDS has facilities at Mascot, NSW; Richmond NSW; Fairbairn NSW; Villawood NSW and Amberley, QLD. The addition of the Canberra NSW facility adds to the QDS capability to support the Australian Defence Force and other military and civil aircraft.

Issued by Qantas Corporate Communication (Q3296)
Media Enquiries: Juliet Ryalls - Telephone + 612 9691 3013

Assistant Company Secretary
Janine Smith

QANTAS

24 January 2005

Australian Securities & Investments Commission
Level 18
No 1 Martin Place
Sydney NSW 2000

Dear Sir

Qantas Deferred Share Plan

In accordance with Class Order 03/184, please find attached the documentation provided from 24 January 2005 to approximately 900 participants in relation to the allocation of performance shares under the Deferred Share Plan – 2004 Performance Share Plan (Plan).

Participants will be provided with a package which contains the following documents:

1. Holding Statement;
2. Executive Performance Plan – General Information Booklet;
3. Terms & Conditions of the Plan;
4. Rules of the Plan; and
5. Qantas deferred Share Plan Trust Deed.

Please note that for administrative purposes there were three different dates of allocation (18 August, 20 August and 17 December 2004). A proforma holding statement for each allocation is enclosed.

Yours faithfully

Janine L Smith
Assistant Company Secretary

Enclosed: Holding Statement (x3)
Executive Performance Plan- General Information Booklet
Terms & Conditions of the Plan
Rules of the Plan
Qantas Deferred Share Plan Trust Deed

Receipt Acknowledged

for Australian Securities and Investments Commission

Assistant Company Secretary
Janine Smith

QANTAS

24 January 2005

Australian Securities & Investments Commission
Level 18
No 1 Martin Place
Sydney NSW 2000

Dear Sir

Qantas Deferred Share Plan

In accordance with Class Order 03/184, please find attached the documentation provided from 24 January 2005 to approximately 900 participants in relation to the allocation of performance shares under the Deferred Share Plan – 2004 Performance Share Plan (Plan).

Participants will be provided with a package which contains the following documents:

1. Holding Statement;
2. Executive Performance Plan – General Information Booklet;
3. Terms & Conditions of the Plan;
4. Rules of the Plan; and
5. Qantas deferred Share Plan Trust Deed.

Please note that for administrative purposes there were three different dates of allocation (18 August, 20 August and 17 December 2004). A proforma holding statement for each allocation is enclosed.

Yours faithfully

Janine L Smith
Assistant Company Secretary

Enclosed: Holding Statement (x3)
Executive Performance Plan- General Information Booklet
Terms & Conditions of the Plan
Rules of the Plan
Qantas Deferred Share Plan Trust Deed

Receipt Acknowledged

Qantas Airways Limited
ABN 16 009 661 901
Qantas Share Registry
Level 8, 580 George Street, Sydney, NSW, 2000
Locked Bag A14, Sydney South, NSW, 1235
Telephone: 1800 177 747
International: 61 2 8280 7390
Facsimile: 02 9287 0303
ASX Code: QAN
Email: registry@qantas.com
Website: www.qantas.com

QANTAS

SIGNED FOR THE PURPOSES OF SECTION 351
OF THE CORPORATIONS ACT.

24/1/05

JANINE LOUISE SMITH
ASSISTANT COMPANY SECRETARY
QANTAS AIRWAYS LIMITED (ABN 16 009 661 901)

[NAME]
[ADDRESS]
[ADDRESS]
[ADDRESS]
[ADDRESS]

ASX CODE:	QAN
SRN:	[SRN]
TFN:	[Y or N]
STATEMENT DATE:	21 JANUARY 2005

QANTAS DEFERRED SHARE PLAN (DSP)
2003/04 PERFORMANCE SHARE PLAN

DATE OF ALLOCATION	NUMBER OF DSP SHARES[1, 2]	TAXABLE VALUE[3]
17/12/2004	[NUMBER]	[NUMBER x $3.6624]

1. DSP Shares are subject to the following holding lock periods and cannot be sold, transferred or otherwise dealt with until the tenth anniversary from the date of registration (17 December 2014). However, you can "call" for the DSP Shares prior to the expiration of the holding lock, but not before 1 July 2005 in relation to up to one-half of the DSP Shares and 1 July 2006 in relation to up to the other half of the DSP Shares.

   DSP Shares were allocated to and registered in the name of the Qantas Deferred Share Plan Trustee to be held on your behalf until the holding lock periods expire.

2. The number of DSP Shares allocated was calculated using a notional share price of $3.2501 (being the 7 calendar day VWAP for all Qantas Shares traded on the ASX up to and including 20 August 2004).

3. The Taxable Value of the DSP Shares is calculated using a 7 calendar day VWAP for all Qantas Shares traded on the ASX up to and including 17 December 2004 ($3.6624).

The Terms & Conditions and the Plan Rules are attached to this statement.

Note:
This statement **only** records your securities allocated under the 2003/04 Performance Share Plan on 17 December 2004.

QANTAS

SIGNED FOR THE PURPOSES OF SECTION 351 OF THE CORPORATIONS ACT.

24/1/05

JANINE LOUISE SMITH
ASSISTANT COMPANY SECRETARY
QANTAS AIRWAYS LIMITED (ABN 16 009 661 901)

Qantas Airways Limited
ABN 16 009 661 901
Qantas Share Registry
Level 8, 580 George Street, Sydney, NSW, 2000
Locked Bag A14, Sydney South, NSW, 1235
Telephone: 1800 177 747
International: 61 2 8280 7390
Facsimile: 02 9287 0303
ASX Code: QAN
Email: registry@qantas.com
Website: www.qantas.com

[NAME]
[ADDRESS]
[ADDRESS]
[ADDRESS]
[ADDRESS]

ASX CODE: QAN
SRN: [SRN]
TFN: [Y or N]

STATEMENT DATE: 21 JANUARY 2005

QANTAS DEFERRED SHARE PLAN (DSP)
2003/04 PERFORMANCE SHARE PLAN

DATE OF ALLOCATION	NUMBER OF DSP SHARES[1, 2]	TAXABLE VALUE[3]
20/08/2004	[NUMBER]	[NUMBER x $3.2501]

1. DSP Shares are subject to the following holding lock periods and cannot be sold, transferred or otherwise dealt w until the tenth anniversary from the date of registration (20 August 2014). However, you can "call" for the DSP Shares prior to the expiration of the holding lock, but not before 1 July 2005 in relation to up to one-half of the DSP Shares and 1 July 2006 in relation to up to the other half of the DSP Shares.

   DSP Shares were allocated to and registered in the name of the Qantas Deferred Share Plan Trustee to be held on your behalf until the holding lock periods expire.

2. The number of DSP Shares allocated was calculated using a notional share price of $3.2501 (being the 7 calendar day VWAP for all Qantas Shares traded on the ASX up to and including 20 August 2004).

3. The Taxable Value of the DSP Shares is calculated using a 7 calendar day VWAP for all Qantas Shares traded on the ASX up to and including 20 August 2004 ($3.2501).

The Terms & Conditions and the Plan Rules are attached to this statement.

Note:
This statement **only** records your securities allocated under the 2003/04 Performance Share Plan on 20 August 2004.

Qantas Airways Limited
ABN 16 009 661 901
Qantas Share Registry
Level 8, 580 George Street, Sydney, NSW, 2000
Locked Bag A14, Sydney South, NSW, 1235
Telephone: 1800 177 747
International: 61 2 8280 7390
Facsimile: 02 9287 0303
ASX Code: QAN
Email: registry@qantas.com
Website: www.qantas.com

[NAME]
[ADDRESS]
[ADDRESS]
[ADDRESS]
[ADDRESS]

ASX CODE: QAN
SRN: [SRN]
TFN: [Y or N]

STATEMENT DATE: 21 JANUARY 2005

QANTAS DEFERRED SHARE PLAN (DSP)
2003/04 PERFORMANCE SHARE PLAN

DATE OF ALLOCATION	NUMBER OF DSP SHARES[1]	TAXABLE VALUE[2]
18/08/2004	[NUMBER]	[NUMBER x $3.3229]

SIGNED FOR THE PURPOSES OF SECTION 351
OF THE CORPORATIONS ACT.

24/1/05

JANINE LOUISE SMITH
ASSISTANT COMPANY SECRETARY
QANTAS AIRWAYS LIMITED (ABN 16 009 661 901)

1. DSP Shares are subject to the following holding lock periods and cannot be sold, transferred or otherwise dealt with until the tenth anniversary from the date of registration (18 August 2014). However, you can "call" for the DSP Shares prior to the expiration of the holding lock, but not before 1 July 2005 in relation to up to one-half of the DSP Shares and 1 July 2006 in relation to up to the other half of the DSP Shares.

   DSP Shares were allocated to and registered in the name of the Qantas Deferred Share Plan Trustee to be held on your behalf until the holding lock periods expire.

2. The Taxable Value of the DSP Shares is calculated using a 7 calendar day VWAP for all Qantas Shares traded on the ASX up to and including 18 August 2004 ($3.3229).

The Terms & Conditions and the Plan Rules are attached to this statement.

Note:
This statement **only** records your securities allocated under the 2003/04 Performance Share Plan on 18 August 2004.

Executive Performance Plan General Information Booklet

QANTAS

Published : December 2004

Executive Remuneration at Qantas

Qantas formally declares in its Annual Report and on the Corporate Governance section of the Qantas Website, its policy on executive remuneration as approved by the Board.

Remuneration at Qantas reflects the duties and responsibilities of Qantas executives; and is competitive in attracting, motivating and retaining people of the highest calibre.

This is achieved through a reward mix comprised of Fixed Annual Remuneration and a structured 'at risk' pay program called the "Performance Plan":

<table>
<tr><td colspan="3">Fixed Annual Remuneration</td><td colspan="4">Set with reference to role, market and experience.</td></tr>
<tr><td rowspan="4">Performance Plan</td><td colspan="2">Performance Cash Plan</td><td colspan="4">Group Financial Target.</td></tr>
<tr><td rowspan="3">Performance Equity Plan</td><td rowspan="2">Performance Share Plan</td><td colspan="4">Balanced Scorecard Target.</td></tr>
<tr><td>Customer</td><td>Financial</td><td>People</td><td>Operational</td></tr>
<tr><td>Performance Rights Plan</td><td colspan="4">Total Shareholder Return Target.
Allocations to selected executives.</td></tr>
</table>

Regardless of whether targets are achieved, the Board and the Chief Executive Officer (CEO) retain absolute discretion to determine whether any payments and/or rewards are to be made under the Performance Plan. For further information, please refer to the Important Information later in this Booklet.

This General Information Booklet is provided for information only and does not constitute specific advice to individual executives. Executives should seek independent professional advice in relation to their participation in the Performance Plan, including taxation advice. Further, executives should read this General Information Booklet in conjunction with the "Plan Documentation" which comprises the following:

- Performance Share Plan Rules for the relevant year of allocation (Rules)
- Qantas Deferred Share Plan Terms and Conditions (Terms and Conditions); and
- The Qantas Deferred Share Plan Trust Deed (Trust Deed);

No offers will be made under the terms of the 2004 Performance Share Plan Rules after 30 June 2005.

SIGNED FOR THE PURPOSES OF SECTION 351 OF THE CORPORATIONS ACT.

24/1/05
JANINE LOUISE SMITH
ASSISTANT COMPANY SECRETARY
QANTAS AIRWAYS LIMITED (ABN 16 009 661 901)

[Approved by Qantas Chairman (under Board delegation) – November 2004]

QANTAS DEFERRED SHARE PLAN
2004 PERFORMANCE SHARE PLAN RULES

The following Rules of the Deferred Share Plan (Plan) are subject to, and must be read in conjunction with, the Terms & Conditions of the Plan and the Trust Deed of the Qantas Deferred Share Plan Trust (Trust). Capitalised terms in these Rules have the same meaning as in the Terms & Conditions and the Trust Deed.

The Board of Qantas has absolute discretion with respect to the operation, control and administration of the Plan as well as any matter incidental to the Plan.

1. <u>Background</u>

1.1. The Terms & Conditions were approved by Shareholders at the 2002 Annual General Meeting.

1.2. These Rules have been adopted in accordance with clause 10.1ii of the Terms & Conditions and apply in respect of the offer of Deferred Shares to Eligible Employees (excluding Executive Directors) of Qantas (Participants) as part of their medium term incentive (Incentive). These Rules include extra conditions for the purposes of clause 3.1ii of the Terms & Conditions.

1.3. The operation of the Plan will be subject to review by the Board who, in its absolute discretion may:

i. vary these Rules; or
ii. make an offer subject to additional conditions.

2. <u>Offer of Deferred Shares</u>

2.1. Pursuant to clause 3.1i(a) of the Terms & Conditions, Deferred Shares will be offered because Qantas achieved certain "Balanced Scorecard" targets set by the Board in 2003. The Balanced Scorecard targets related to:

i. financial performance measured by reductions in labour unit cost per ASK;
ii. network punctuality improvements;
iii. customer satisfaction; and
iv. sustainable future cost reduction targets.

2.2. The Deferred Shares may be offered to Participants under these Rules:

i. by the Board; or
ii. by the Chief Executive Officer when the offer is to be made to Participants other than Qantas Executive General Managers (EGMs).

2.3. All Deferred Shares will, subject to compliance with the inside information provisions of the Corporations Act, be acquired on-market.

2.4. The number of Deferred Shares to be acquired on-market for each Participant will be calculated by the cash value of the Incentive awarded to each Participant, divided by the value weighted average price of Qantas shares as traded on the ASX for the 7 calendar days up to and including the date of allocation (being the date of offer under Rule 2.2 by either the Board or Chief Executive Officer). All calculations must be rounded down to the nearest whole share.

2.5. Participants who are offered Deferred Shares will receive a holding statement.

i. *in the case of any of the events in paragraphs (a)-(c) inclusive in the definition of* Special Circumstances, on the day after the Participant ceases to be an employee of the Group; or

ii. *in the case of any event in paragraph (e) in the definition of Special* Circumstances, on the date that the Board determines that a Special Circumstance exists or such other date that the Board determines is appropriate.

6. Administration

6.1 The Chief Executive Officer is delegated authority to approve in writing the taking of such action as may be reasonably necessary or desirable to implement or effect the offer, including without limitation:

i. authorising the purchase (on-market) of the Deferred Shares and causing their registration in the name of the Trustee;
ii. approval of any Requests to Remove Holding Lock in accordance with Rule 4.3;
iii. authorising the transfer (off-market) of the registration of title in the Deferred *Shares from the Trustee into the name of each Participant on expiry of the* Holding Lock Period; and
iv. for the purposes of Rule 5.4ii, determining that a Special Circumstance exists.

6.2 The Chief Financial Officer, EGM People and the Company Secretary are each delegated authority to approve in writing the following aspects of the administration of the Plan under these Rules:

i. *authorising the purchase (on-market) of the Deferred Shares and causing their* registration in the name of the Trustee;
ii. approval of any Requests to Remove Holding Lock in accordance with Rule 4.3 (other than for EGMs); and
iii. authorising the transfer (off-market) of the registration of title in the Deferred Shares from the Trustee into the name of each Participant on expiry of the Holding Lock Period.

7. Conflict

7.1. If there is a conflict between any part of these Rules and the Terms & Conditions of the Plan, the Terms & Conditions prevail.

7.2. If there is a conflict between any part of these Rules and the Plan Trust Deed, the Plan Trust Deed prevails.

8. Currency of these Rules

No offer under these Rules is to be made after 30 June 2005.

9. Qantas Employee Share Trading Policy (Insider Trading)

All Participants must comply with the requirements of the Qantas Employee Share Trading Policy, contained in the Qantas Code of Conduct.

Attachment 1

Qantas Deferred Share Plan
2004 Performance Share Plan
REQUEST TO REMOVE HOLDING LOCK

To: Company Secretary
Qantas Airways Limited
Qantas Centre Building A, Level 9
203 Coward Street
MASCOT NSW 2020

Facsimile: (02) 9691 3339

This Request to Remove Holding Lock is subject to, and must be read in conjunction with, the Qantas Deferred Share Plan Terms & Conditions and the 2004 Performance Share Plan Rules. Capitalised terms in this Request to Remove Holding Lock have the same meaning as in the Terms & Conditions.

I, ______________________ (name),

of ______________________ (address),

in accordance with Rules 4.2 and 4.3 of the 2004 Performance Share Plan Rules, **request that the Holding Lock be removed in relation to the following number of my Deferred Shares:**

____

__Note:__ If the above number of Deferred Shares exceeds those available to have their Holding Lock removed (Available Shares), it will be deemed that the Holding Lock be removed in relation only to the Available Shares.

__IMPORTANT INFORMATION ALSO CONTAINED OVERLEAF. YOU MUST READ THIS PRIOR TO SIGNING AND RETURNING THIS FORM.__

Note: Disposal of any Qantas shares is subject to the Qantas Employee Share Trading Policy (Insider Trading) included in the Qantas Code of Conduct.

(signed) ______________________ (date) ______________________

NB: Participation in any employee incentive scheme may have taxation implications for Participants. Participants must seek their own individual professional advice in relation to their participation in the 2004 Performance Share Plan, including taxation advice.

SIGNED FOR THE PURPOSES OF SECTION 351
OF THE CORPORATIONS ACT.

24/1/05

JANINE LOUISE SMITH
ASSISTANT COMPANY SECRETARY
QANTAS AIRWAYS LIMITED (ABN 16 009 661 901)

QANTAS
DEFERRED SHARE PLAN

TERMS & CONDITIONS

Tabled and approved at the Annual General Meeting
of Qantas Airways Limited on 17 October 2002

Margaret Jackson
Chairman

QANTAS DEFERRED SHARE PLAN
TERMS & CONDITIONS

1. INTRODUCTION

1.1 Name of Plan

This Plan is called the 'Qantas Deferred Share Plan'.

1.2 Object of Plan

The object of the Plan is to:

i. align the interests of Eligible Employees and Shareholders;

ii. assist in making remuneration packages of Eligible Employees consistent with market practice by providing an opportunity to invest in Qantas;

iii. provide a medium-term incentive for the retention of Eligible Employees; and

iv. support the culture of employee share ownership.

1.3 Function of Plan

The Plan provides for the offer of an incentive to Eligible Employees in the form of DSP Shares and Rights. Generally, Participants will have to pay for the DSP Shares, but not for the Shares issued or delivered on the conversion of Rights. Generally, the vesting and conversion of Rights to Shares will be conditional on the Eligible Employee remaining an employee of the Group for a set period (generally two years) from the relevant Date of Registration and any Vesting Conditions being satisfied.

1.4 Commencement of Plan

The Plan will commence operation on the date the Plan is approved by Shareholders (17 October 2002).

2. DEFINITIONS AND INTERPRETATION

2.1 Definitions

In these Terms & Conditions and any Rules unless the context otherwise requires, the following expressions have the following meanings:

EXPRESSION	MEANING
ASX	Australian Stock Exchange Limited (ABN 98 008 624 691), or the market conducted by it.
Board	the directors of Qantas acting as a board or any committee of the board or person to whom any authority has been delegated under clause 10.4.
Date of Registration	with respect to a DSP Share or Right, the date that the Participant acquires a legal or beneficial interest.
DSP Shares	Shares acquired under clauses 3.1i(a) or 3.1i(b) while they remain subject to these Terms & Conditions.
Eligible Employee	employees and executive directors of the Group whom the Board

EXPRESSION	MEANING
Holding Lock Period	in relation to DSP Shares, the period commencing on the Date of Registration and expiring two years after the Date of Registration, unless: (a) otherwise specified by the Board at the time of the Offer; or (b) Special Circumstances exist for the relevant Participant.
Law	any applicable statute, regulation, by-law, ordinance or subordinate legislation in force from time to time in the relevant jurisdiction, including common law and equity, as applicable from time to time.
Legal Personal Representative	(a) the executor of the will or an administrator of the estate of a deceased person; (b) the trustee of the estate of a person under a legal disability; or (c) any beneficiary of the estate of the deceased person as nominated by the executor, administrator or trustee.
Listing Rules	the official listing rules of the ASX.
Offer	an offer to one or more Eligible Employees to participate in the Plan.
Participant	a person who acquires a legal or beneficial interest in DSP Shares or Rights under this Plan and includes the Legal Personal Representative of the person.
Plan	the Qantas Deferred Share Plan governed by these Terms & Conditions (including any Rules).
Qantas	Qantas Airways Limited (ABN 16 009 661 901).
Redundancy	a termination or cessation of a Participant's employment or office with a member of the Group as a result of redundancy, as determined by the Board.
Right	a right granted under clause 3.1i(c) to receive, subject to these Terms & Conditions, the number of Shares specified at the time of the offer of that right.
Rules	any rules made by the Board pursuant to clause 10.1ii.
Security Interest	a mortgage, charge, pledge, lien, encumbrance or other third party interest of any nature.
Shareholder	a shareholder of Qantas.
Shares	fully paid ordinary shares in the capital of Qantas.
Special Circumstances	with respect to a Participant: (a) Total and Permanent Disablement; (b) death; (c) termination of employment with any member of the Group by reason of the attainment of such age of retirement as determined by the Board; (d) Redundancy; or (e) such other circumstances the Board may at any time

EXPRESSION	MEANING
Subsidiary	a body corporate of which Qantas is a holding company in terms of section 9 and Division 6 of Part 1.2 of the Corporations Act.
Tax	includes any tax (whether direct or indirect), levy, impost, deduction, charge, rate, contribution, duty or withholding which is assessed (or deemed to be assessed), levied, imposed or made by any government or any governmental, semi-governmental or judicial entity or authority together with any interest, penalty, fine, charge, fee or other amount assessed (or deemed to be assessed), levied, imposed or made on or in respect of any or all of the foregoing.
Terms & Conditions	the terms & conditions governing the operation of the Plan set out in this instrument, as amended from time to time.
Total and Permanent Disablement	in relation to a Participant, that the Participant has, in the opinion of the Board, become permanently incapacitated to such an extent as to render the Participant unable or, in the opinion of the Board, unlikely to again engage in the Participant's primary occupation.
Vesting Date	in relation to Rights, unless otherwise specified by the Board at the time of the Offer, two years from the Date of Registration.
Vesting Conditions	in relation to Rights, any conditions set by the Board when making an Offer of Rights pursuant to clause 3.1i(c).

2.2 Interpretation

In these Terms and Conditions:

i. headings are for convenience only and do not affect the interpretation of these Terms & Conditions;

ii. unless the context otherwise requires, words denoting the singular include the plural and vice versa;

iii. references to any legislation or any provision of any legislation include any modification or re-enactment of the legislation or any legislative provision substituted for, and all legislation and statutory instruments and regulations issued under, the legislation;

iv. where any word or phrase is given a defined meaning in these Terms & Conditions, any part of speech or other grammatical form of that word or phrase has a corresponding meaning;

v. a reference to a clause or paragraph is a reference to a clause or paragraph in these Terms & Conditions; and

vi. the words 'including' or 'includes' means 'including (or includes as applicable) without limitation'.

3. OPERATION OF THE PLAN

3.1 Offer

Subject to these Terms and Conditions:

i. the Board may from time to time do all or any of the following under the Plan:

(a) offer an Eligible Employee the opportunity to acquire, by subscription or purchase, DSP Shares as part of the Eligible Employee's bonus;

(b) offer an Eligible Employee the opportunity to acquire, by subscription or purchase, DSP

ii. an Offer shall be in such form and content and subject to such conditions and Rules as the Board determines, including, if applicable:

(a) a Holding Lock Period for DSP Shares; and

(b) a Vesting Date and Vesting Conditions for Rights.

3.2 DSP Shares and Rights Subject to the Plan

DSP Shares and Rights will be subject to these Terms and Conditions until:

i. in relation to DSP Shares, the expiry of the relevant Holding Lock Period; and

ii. in relation to Rights, the earlier of:

(a) the delivery of Shares in respect of Rights which have vested, in accordance with clause 6.2; or

(b) the lapse of the relevant Rights in accordance with clause 7.

3.3 Binding Nature of These Terms & Conditions

The Plan shall operate in accordance with these Terms & Conditions, which bind Qantas and each Participant.

3.4 Consideration for DSP Shares

The Board shall determine from time to time the actual or a means of calculating the consideration for DSP Shares issued or purchased pursuant to clauses 3.1i(a) or (b).

3.5 Consideration for Rights

Unless otherwise determined by the Board when making a grant of Rights under clause 3.1i(c), no amount shall be payable by a Participant in respect of the grant of Rights or for Shares delivered to a Participant upon conversion of a Right.

3.6 Issue or Purchase of DSP Shares

Shares to be acquired by a Participant under the Plan may be delivered to a Participant by, at the absolute discretion of the Board, the issue or purchase of Shares on behalf of the Participant.

3.7 Ranking of Shares

Shares delivered under the Plan will rank equally with all existing Shares on and from the Date of Registration in respect of all Shareholder entitlements (including rights issues, bonus share issues and dividends) which have a record date for determining entitlements on or after the date of issue of those Shares.

4. LIMITATIONS ON OFFERS OF DSP SHARES OR RIGHTS

4.1 Overriding Restrictions

Notwithstanding anything else in these Terms & Conditions or any Rules, the Plan must be operated in accordance with the Constitution of Qantas, any Law and the Listing Rules.

4.2 Rights Personal to Participant

Rights are personal to the Participant and are not transferable and no legal or equitable interest in a Right may be assigned to any other person or body corporate except to the extent necessary to enable a Participant's Legal Personal Representative to be delivered Shares represented by Rights in accordance with clause 6.2.

4.3 **Security Interests Over DSP Shares**

Participants must not dispose of or grant any Security Interest over or otherwise deal with any DSP Shares.

4.4 **Security Interests Over Rights**

Participants must not dispose of or grant any Security Interest over or otherwise deal with any Rights or any legal or equitable interest in any Rights.

5. **HOLDING STATEMENTS**

As soon as practicable after the issue or delivery of DSP Shares or the grant of Rights, Qantas must forward to the Participant a holding statement which will include the following information (if applicable):

i. the Date of Registration;

ii. the total number of DSP Shares acquired by the Participant;

iii. the total number of Rights granted to the Participant;

iv. the Holding Lock Period in the case of DSP Shares;

v. the Vesting Date (in the case of Rights); and

vi. any other information or documents required to be notified to the Participant by any Law or the Listing Rules.

6. **VESTING AND CONVERSION OF RIGHTS**

6.1 **No Interest**

A grant of Rights does not confer any legal or equitable interest in Shares represented by the Rights until the relevant Vesting Date and any Vesting Conditions have been satisfied.

6.2 **Vesting and Conversion of Rights**

As soon as practicable after the relevant Vesting Date and provided the Participant was an employee of the Group from the Date of Registration to the Vesting Date and any Vesting Conditions have been satisfied, the Rights vest and Qantas must issue, or procure the purchase of and deliver, to a Participant the number of Shares into which the Rights held by that Participant convert.

7. **LAPSE OF RIGHTS**

7.1 **Circumstances of Lapse**

Subject to clauses 7.3 and 7.3, Rights held by a Participant automatically lapse if:

i. the Participant ceases to be employed by the Group before the relevant Vesting Date; or

ii. the Vesting Conditions (if any) have not been satisfied by the Vesting Date.

7.2 **Special Circumstances**

Where, due to Special Circumstances, a Participant has ceased to be employed by the Group before the Vesting Date, the Rights held by that Participant vest:

i. in the case of any of the events in paragraphs (a)-(d) inclusive in the definition of Special Circumstances, on the day after the Participant ceases to be an employee of the Group; or

ii. in the case of any event in paragraph (e) in the definition of Special Circumstances, on the date

7.3 Discretion of Board

Clauses 7.1 and 7.2 are subject to the Board allowing a Participant to convert all or any Rights held by that Participant to Shares, whether or not the Rights have vested and whether or not the Rights have lapsed or would otherwise have lapsed.

7.4 Effect of lapse

Subject to clauses 7.2 and 7.3, on a Right lapsing, all rights of a Participant under the Plan in respect of the Right cease and no consideration or compensation will be payable for or in relation to that lapse.

8. QUOTATION OF SHARES AND RIGHTS

8.1 No Quotation of Rights

Qantas will not seek official quotation by ASX of any Rights.

8.2 Quotation of Shares

Qantas will apply to the ASX for official quotation of any Shares issued:

i. under clauses 3.1i(a) and (b); and

ii. on the conversion of Rights in accordance with clause 6.2.

9. PRO RATA ISSUES, RECONSTRUCTIONS OF CAPITAL AND TAKEOVERS

9.1 Participation

In respect of Rights, a Participant may not participate in:

i. new issues of securities to Shareholders;

ii. bonus issues of Shares or other securities to Shareholders; or

iii. any issue by Qantas of Shares or other securities pro-rata to Shareholders.

9.2 Reorganisations

If there is any reorganisation of the issued share capital of Qantas, the number of Rights to which each Participant is entitled will be reorganised as required by the Listing Rules in force at the time of the reorganisation and in a manner which will not result in any benefits being conferred on the Participants which are not conferred on Shareholders (subject to any provisions with respect to rounding permitted by the Listing Rules), but in all other respects the terms for the conversion of Rights will remain unchanged.

9.3 Takeovers and Compromise Arrangements

If:

i. a takeover bid is made to acquire some or all of the Shares; or

ii. under Part 5.1 of the Corporations Act, the Court sanctions a compromise or arrangement proposed for the purpose of, or in connection with, a scheme for the reconstruction of Qantas or its amalgamation with any other body corporate,

which:

iii. in the case of paragraph (a), has resulted in one person becoming, directly or indirectly, legally or beneficially entitled to 50% or more of the Shares; or

iv. in the case of paragraph (b), if implemented, would result in one person becoming, directly or indirectly, legally or beneficially entitled to 50% or more of the Shares,

10. ADMINISTRATION OF THE PLAN

10.1 Administration in Accordance with Terms & Conditions

The Board:

i. will operate, control and administer the Plan in accordance with these Terms & Conditions; and

ii. may make and amend rules for the operation, control and administration of the Plan and any matter incidental to the Plan.

10.2 Discretion

A determination, decision, approval or opinion of the Board under these Terms & Conditions (or any Rules) will be in the absolute unfettered discretion of the Board.

10.3 Decision Final

In the absence of manifest error, the determination, decision, approval or opinion of the Board will be final. Any calculations or adjustments which are required to be made under the Plan will be made by the Board and will, in the absence of manifest error, be final and conclusive and binding on the Participants.

10.4 Delegation by Board

The Board may delegate such functions and powers as they consider appropriate for the efficient administration of the Plan to persons whom they reasonably believe to be capable of performing those functions and exercising those powers.

10.5 Notices

Notices:

i. may be given by Qantas to Participants in such manner as the Board may from time to time determine;

ii. given by a Participant to Qantas under these Terms & Conditions must be in writing:

(a) directed to:

Company Secretary
Qantas Airways Limited
Qantas Centre Building A, Level 9
203 Coward Street
MASCOT NSW 2020
AUSTRALIA
Facsimile: (612) 9691 3339;

(b) hand delivered or sent by prepaid post or facsimile to that address; and

(c) are taken to be received:

A. if hand delivered, on delivery;

B. if sent by prepaid post, five business days after the date of posting; or

C. if sent by facsimile, when the sender's facsimile system generates a message confirming successful transmission of the total number of pages of the notice, unless Qantas informs the sender within three business days that it has not received the entire notice.

11. AMENDMENT TO TERMS & CONDITIONS

12. RIGHTS OF PARTICIPANTS

Nothing in these Terms & Conditions:

i. confers on an Eligible Employee the right to receive any DSP Shares or be granted Rights;

ii. confers on a Participant the right to continue as an employee of the Group;

iii. affects any rights which the Group may have to terminate the employment of any Participant;

iv. may be used to increase damages in any action brought against the Group in respect of any termination of employment with the Group; or

v. confers on any Participant the right to receive any Shareholder entitlement (including rights issues, bonus share issues and dividends (whether or not declared)) before a Right is converted and Shares delivered.

13. COSTS AND EXPENSES

13.1 Costs of Qantas

Subject to clauses 3.1, 3.4 and 3.5, Qantas will pay all costs and expenses in relation to the establishment and operation of the Plan, including all costs and expenses in relation to the delivery of DSP Shares, Rights or Shares delivered pursuant to a conversion of Rights (DSP Securities) except that Qantas is not responsible for any Taxes which may become payable in connection with the delivery of DSP Securities or any other dealing with DSP Securities.

13.2 Costs of Participant

Each Participant will pay all costs and expenses in relation to the sale of any Shares acquired under the Plan.

14. TERMINATION AND SUSPENSION OF THE PLAN

The Board may, by notice in writing to all Participants, terminate or suspend the Plan at any time, provided that termination or suspension does not affect or prejudice the existing rights of Participants at that time.

15. CHOICE OF LAW AND JURISDICTION

15.1 Choice of law

The Plan and the rights of the Participants thereunder are governed by the laws of and applicable in the State of New South Wales, Australia.

15.2 Jurisdiction

Each Participant irrevocably and unconditionally submits to the exclusive jurisdiction of the courts of the State of New South Wales, Australia and courts entitled to hear appeals from those courts.

SIGNED FOR THE PURPOSES OF SECTION 351
OF THE CORPORATIONS ACT.

24/1/05

JANINE LOUISE SMITH
ASSISTANT COMPANY SECRETARY
QANTAS AIRWAYS LIMITED (ABN 16 009 661 901)

Qantas Deferred Share Plan

Trust Deed

Qantas Airways Limited

ABN 16 009 661 901

ASX Perpetual Registrars Limited

ABN 54 083 214 537

CONTENTS

TRUST DEED

DATE 26 November 2002

PARTIES

Qantas Airways Limited (ABN 16 009 661 901) of Qantas Centre, Level 9, Building A, 203 Coward Street, Mascot, New South Wales, 2020, Australia ("**Qantas**")

ASX Perpetual Registrars Limited (ABN 54 083 214 537) of Level 8, 580 George Street, Sydney, New South Wales, 2000, Australia ("**ASX Perpetual**")

RECITALS

A. Qantas has established the Qantas Deferred Share Plan to give Eligible Employees of Qantas the opportunity to have greater involvement with, and share in the future growth and profitability of, the Group.

B. DSP Shares issued or acquired by a Participant under the Qantas Deferred Share Plan may be subject to such conditions and Rules as the Board determines including a Holding Lock Period for the DSP Shares.

C. The Qantas Deferred Share Plan provides that DSP Shares acquired under the Plan will rank equally with all existing Qantas Shares including rights issues, bonus share issues and dividends.

D. The Trustee has agreed to act as the first trustee of the Trust and has agreed to hold DSP Shares in relation to the Plan on the terms and conditions set out in the Qantas Deferred Share Plan for the Holding Lock Period.

OPERATIVE PROVISIONS

1. INTERPRETATION

1.1 Definitions

The following words and phrases have these meanings in this deed unless the contrary intention appears:

"**Account**" of a Participant means an account referred to in clause 6.

"**Accretion**" means any accretion, dividend, distribution, entitlement, benefit or right of whatever kind whether cash or otherwise which is issued, declared, paid, made, arises or accrues directly or indirectly to or in respect of a Share including, without limitation, any such entitlement relating to a subdivision, consolidation or other reconstruction, any rights issue, bonus issue, Entitlements Offer, or distribution from any reserve of Qantas and any reduction of capital.

"**Auditor**" means any person registered as an auditor under the Corporations Act.

"**Bonus Shares**" means the shares in respect of the DSP Shares held by the Trustee on behalf of a Participant issued as part of a bonus issue to security holders of Qantas.

"**Cash Dividend**" means a dividend declared or paid with respect to DSP Shares which is payable wholly in cash or, in the case of a dividend, declared or paid with respect to Shares which is payable only partly in cash, that part of the dividend which is payable in cash.

"**Corporations Act**" means the Corporations Act 2001.

"**Director**" means a director of Qantas.

"**DSP Entitlements**" means any rights to acquire shares or securities issued or to be issued by Qantas which relate to the DSP Shares excluding however "**Rights**" as defined in the Qantas Deferred Share Plan.

"**Entitlements Offer**" means an offer to subscribe for or otherwise acquire issued or unissued securities, whether of Qantas or any other body.

"**Listing Rules**" means the Listing Rules of ASX as published from time to time, as amended by either a ruling or waiver given by the ASX to Qantas.

"**Net Income**" means, in respect of a financial year of the Trust, an amount which the Trustee determines to be the "net income" (as defined in Section 95 of the *Income Tax Assessment Act 1936*) of the Trust for the Year of Income.

"**Participant**" has the meaning given in the Qantas Deferred Share Plan.

"**Plan**" means the Qantas Deferred Share Plan.

"**Qantas Deferred Share Plan**" means the Qantas Deferred Share Plan approved at the Annual General Meeting of Qantas on 17 October 2002 and any Rules made by the Board pursuant to clause **10.1ii** of that Plan or any other determinations made pursuant to the Plan.

"**Tax**" means all kinds of taxes, duties, imposts, deductions, charges and withholdings imposed by a government, together with interest and charges.

"**Transaction Costs**" means, in respect of a DSP Share, the Trustee's estimate of the reasonable cost that the Trustee would incur if the Trustee had acquired the Share on market on the date of allocation of the Share.

"**Trust**" the trust established by this deed.

"**Trustee**" means initially ASX Perpetual Registrars Limited (ABN 54 083 214 537) and thereafter means the trustee from time to time of the Trust.

"**Year of Income**" means a period of 12 months ending on 30 June in any year and includes the period commencing on the date of this deed and terminating on the next 30 June and the period ending on the date of termination of the Trust and commencing on the preceding 1 July.

1.2 **General Principles**

In this deed, unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) a reference to a recital, this deed or a clause means the recital, this deed or the clause as amended from tune to time in accordance with this deed;

(c) a reference to a rule, statute, or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(d) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate;

(e) unless the context requires otherwise, terms used in this deed have the same meaning as in the Qantas Deferred Share Plan.

1.3 Headings

Headings are inserted for convenience and do not affect the interpretation of this deed.

2. ESTABLISHMENT OF TRUST

2.1 Appointment

ASX Perpetual is hereby appointed by Qantas and agrees to act as Trustee of the Trust on the terms of this deed.

2.2 Commencement

The Trust comes into operation on the date of the first contribution of capital to the Trust by Qantas.

2.3 Trustee to comply with Qantas Deferred Share Plan

Despite anything else in this deed the Trustee must act in accordance with the terms of the Qantas Deferred Share Plan.

Any amendment to the terms of the Qantas Deferred Share Plan must be approved by the Trustee in writing who must not unreasonably withhold its consent.

3. TRUSTEE

3.1 Nature, appointment and removal

The Trustee ceases to be the Trustee when:

(a) either:

(i) the Trustee gives notice in writing to Qantas that it wishes to retire as Trustee; or

(ii) Qantas serves notice in writing on the Trustee that it is removed as Trustee of the Trust; and

(b) a new Trustee is appointed.

3.2 **Appointment**

On the retirement or removal of the Trustee, Qantas may appoint such new Trustee as it thinks fit. Qantas shall use its best endeavours to appoint a new trustee as soon as possible after receipt of a notice that the Trustee wishes to retire.

3.3 **Transfer of assets**

On a change of Trustee, the retiring Trustee must execute all transfers, deeds or other documents necessary to transfer assets into the name of the new Trustee.

3.4 **Powers of Trustee**

Subject to this deed, the Trustee has all the powers in respect of the Trust that it is legally possible for a Trustee to have as a body corporate and, for the avoidance of doubt, these powers are in addition to all the powers invested in trustees by the Trustee Act 1958 and (to the maximum extent permitted by law) are not subject to any restrictions on the powers of trustees that may he imposed under the Trustee Act 1958. For example the Trustee has the following powers:

(a) to enter into and execute all contracts, deeds and documents and do all acts or things which it deems expedient for the purpose of giving effect to and carrying out the trusts, powers and discretions conferred on the Trustee by this deed;

(b) to subscribe for, purchase or otherwise acquire and to sell or otherwise dispose of property, rights or privileges which the Trustee is authorised to acquire or dispose of on terms and conditions ,which it thinks fit;

(c) to appoint and, at its discretion, remove or suspend custodians, trustees, managers, servants and other agents, determine the powers and critics to be delegated to them, pay such remuneration to them as it thinks fit and any person so employed or engaged is deemed for the purpose of the deed to be employed or engaged by the Trustee;

(d) to institute, conduct, defend, compound or abandon any legal proceeding concerning the Trust and also to settle or compromise and allow time for payment or satisfaction of any debts due and of any claims or demands by or against the Trustee in respect of the Trust;

(e) to refer any claim or demand by or against the Trustee in respect of the Trust to arbitration and observe and perform awards;

(f) to make and give receipts, releases and other discharges for money payable to the Trust;

(g) to open bank accounts and to retain on current or deposit account at any bank any money which it considers proper and to make regulations for the operation of those bank accounts including the signing and endorsing of cheques;

(h) to sell any Rights and apply the proceeds of sale in accordance with this deed;

(i) to take and act upon the advice or opinion of any legal practitioner (whether in relation to the interpretation of this deed, any other document or statute or as to

whether obtained by the Trustee or not, without being liable in respect of any act done by it in accordance with such advice or opinion;

(j) to determine who is entitled to sign on the Trustee's behalf receipts, acceptances, endorsements, releases, contracts and documents; and

(k) generally to do all acts and things which the Trustee considers necessary or expedient for the administration, maintenance and preservation of the Trust and in performance of its obligations under this deed.

3.5 Instructions to Trustee

While DSP Shares are held by the Trustee on behalf of a Participant, the Trustee is not bound to observe instructions from a Participant or anybody claiming under him or her in respect of DSP Shares except as required by or pursuant to the Qantas Deferred Share Plan.

For the purposes of this deed and subject to the Qantas Deferred Share Plan and Qantas instructions, the Trustee is entitled to regard as valid an instruction, consent or other authorisation given or purported to be given by a Participant, whether in writing and signed by or purporting to be signed by the Participant or in any other form approved by the Board.

3.6 Remuneration of Trustee

The Trustee is not entitled to receive from the Account of any Participant any fees, commission or other remuneration in respect of its office, but Qantas may pay to the Trustee from Qantas' own resources such fees and reimburse such expenses incurred by the Trustee as Qantas and the Trustee agree from time to time. The Trustee is entitled to retain for its own benefit any such fee or reimbursement.

3.7 No security

Neither the Trustee nor Qantas may use as security the Shares held by the Trustee on behalf of a Participant.

3.8 Conflict of interest

A person who is a director of the Trustee may, except where prohibited by the Corporations Act, act in that capacity notwithstanding a conflict of interest or duty.

4. GRANT OF DSP SHARES

4.1 Participation

In its absolute discretion, the Board may invite an Eligible Employee to participate in the Qantas Deferred Share Plan and invite the Eligible Employee to accept an offer to acquire DSP Shares.

4.2 Terms of DSP Shares

DSP Shares allocated under the Qantas Deferred Share Plan must be on the terms set out in or determined by the Board pursuant to the Qantas Deferred Share Plan and Schedule 1 of this deed, unless and to the extent that the Board determines otherwise in its absolute

5. ACQUISITION AND ALLOCATION OF SHARES BY TRUSTEE

5.1 Trustee to Acquire or Allocate Shares for DSP Shares

Trustee must allocate Shares to the Account established for the Participant in accordance with written directions from Qantas provided Trustee receives:

(a) Sufficient payment from Qantas to buy the relevant Shares on market; or

(b) Has sufficient Shares available (whether through prior purchase on market, allotment by Qantas or, due to a Participant not being employed by a company in the Group throughout the Holding Lock Period)

or, any combination of (a) and (b) above.

5.2 Acquisitions

The Trustee shall upon direction by Qantas acquire Shares for the purpose of granting DSP Shares to Participants from time to time. Shares acquired in accordance with this clause are to be registered in the name of the Trustee on acquisition.

5.3 Beneficial Interest

Shares allocated in accordance with clause 5.1 must be held on the terms of this deed by the Trustee on behalf of the relevant Participant who is the beneficial owner of the Shares. All interests and benefits to be held by the Trustee on behalf of a Participant under this deed are strictly personal to that Participant.

5.4 Rights of Qantas in DSP Shares

Nothing in this deed confers or is intended to confer on Qantas, any charge, lien or any other proprietary right or proprietary interest in the Shares acquired by the Trustee under this clause 5 in relation to any Shares or DSP Shares. The rights of Qantas under this deed are purely contractual.

6. ACCOUNTS

6.1 Participant's Account

The Trustee must open and maintain an account in respect of each Participant.

6.2 Contents of Accounts

Each account must record:

(a) the number of DSP Shares which each relevant Participant has been granted or to which they are entitled, as appropriate;

(b) the date of acquisition of DSP Shares which each relevant Participant has been granted or to which they are entitled as appropriate; and

(c) the number of Bonus Shares (if any) to which each Participant is entitled.

7. PAYMENTS

7.1 Payment Direction

Subject to the terms of this deed, the Trustee may make any payment received by the Trustee in relation to Shares to a Participant in the manner directed by the Participant, or otherwise as the Trustee determines is appropriate, including, but not limited to, dividends and returns of capital.

7.2 Tax

Subject to the terms of this deed, the Trustee may deduct from any amount to be paid to a Participant an amount on account of Tax payable or anticipated to become payable by the Trustee, including by the Trustee on behalf of the Participant directly or indirectly in relation to a Share held on behalf of the Participant.

7.3 Interest

Interest earned through a bank account opened and operated by the Trustee on monies which form part of the fund, shall be distributed in accordance with clause 10.2.

8. NOTICES

8.1 Method

Any notice to be given by the Trustee shall be deemed to have been duly given if:

(a) sent by electronic mail or delivered; or

(b) sent by ordinary prepaid mail,

and shall be deemed to have been served:

(c) if sent by electronic mail or delivered, at the time of delivery or sending;

(d) if posted, three days after the date of posting, excluding Saturdays, Sundays and public holidays but, if the address of any Participant is outside Australia, then 7 days shall be substituted for three days for any notice given to or by that Participant.

8.2 Address

Delivery, transmission and postage shall be to the address of any Participant as indicated on the application form or such other address as the Trustee or any Participant may notify to the other.

9. AUDIT

9.1 Accounts

The Trustee shall keep or cause to be kept true accounts of all sums of money received and expended by or on behalf of the Trust and the matters in respect of which such receipt and expenditure takes place and of all sales and purchases of shares and of the assets and liabilities of the Trust.

9.2 **Books of Account**

The books of account of the Trust shall be maintained at the registered office of Qantas and shall be available for inspection by Participants during normal business hours free of charge upon prior written request.

9.3 **Auditor**

Qantas shall appoint an Auditor of the Trust.

9.4 **Audit**

The Trustee shall cause the books of account to be audited annually by the Auditor of the Trust.

9.5 **Access**

The Trustee must ensure that the Auditor of the Trust has access to all papers, accounts and documents concerned with or relating to the Trust.

10. INCOME AND CAPITAL DISTRIBUTIONS

10.1 **DSP Shares**

A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the DSP Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of DSP Entitlements by the Trustee on behalf of the Participating Employee; and

(c) transactions or events related to DSP Shares or property related to or arising from DSP Shares held by the Trustee on behalf of the Participating Employee.

10.2 **Balance of Net Income**

The balance of the Net Income of the Trust for a Year of Income to which no Participant is presently entitled in accordance with clause 10.1 may, subject to compliance with any restrictions applicable by statute, common law or equity or the Listing Rules, be applied, in whole or in part, for the benefit of one or more of the following beneficiaries as the Trustee thinks fit:

(a) an Eligible Employee (other than a director of a body corporate in the Group);

(b) a Participant (other than a director of a body corporate in the Group);

(c) a provident, benefit, superannuation or retirement fund established and maintained by Qantas;

(d) an employee share or option trust established for the benefit of all or any employees of Qantas;

... established and maintained for the benefit of all or any employees of

(f) any charity nominated by the Trustee.

10.3 Accretion

The balance of the Net Income of the Trust for a Year of Income to which no Participant is presently entitled in accordance with clause 10.1 and not applied in accordance with clause 10.2 may be accumulated by the Trustee as an Accretion to the Trust.

10.4 Other Application of Capital

The Trustee may, prior to or on the termination of the Trust as set out in clause 15.1, if it thinks fit, apply that part of the capital of the Trust to which no Participant would be entitled as set out in clause 15 if the Trust was terminated at that time, in one or more of the following:

(a) in payment of any costs and expenses incurred by the Trustee in the execution or purported execution of the Trust or any of the powers, authorities or discretions vested in the Trustee; or

(b) for the benefit of any of the following beneficiaries as the Trustee thinks fit:

(i) an Employee;

(ii) a Participant; or

(iii) a provident, benefit, superannuation or retirement fund established and maintained by Qantas.

11. AMENDMENT

11.1 Qantas Amendment

Subject to clauses 11.2 and 11.3, Qantas may at any time by written instrument or by resolution of the Board, amend all or any of the provisions of this deed (including this clause 11).

Any amendment to this Deed must be approved by the Trustee in writing who must not unreasonably withhold its consent.

11.2 No Reduction of Participant's Rights

No amendment of the provisions of this deed is to reduce the rights of any Participant in respect of DSP Shares credited to the Account of the Participant prior to the date of the amendment, other than an amendment introduced primarily:

(a) to enable the Trustee or Qantas to take into account any changes to the system of taxation in Australia, including any proposed changes to the system of taxation in Australia, as a result of the Government's adoption of any recommendations made in the Report of the Review of Business Taxation submitted to the Government by the Ralph Committee;

(b) for the purpose of complying with or conforming to present or future State, Territory or Commonwealth legal requirements governing or regulating the maintenance or operation of the Plan or like plans;

(c) to correct any manifest error or mistake;

(d) to enable contributions or other amounts paid by any body corporate in the Group to the Trust to qualify as income tax deductions for that body corporate or any other body corporate in the Group;

(e) to enable the Trustee, the Participant or any body corporate in the Group to reduce the amount of fringe benefits tax under the *Fringe Benefit Tax Assessment Act 1986*, the amount of tax under the *Income Tax Assessment Act 1936* or the *Income Tax Assessment Act 1997* or the amount of any other tax or impost that may otherwise be payable by the Trustee, the Participant or the body corporate in relation to the Trust;

(f) to enable Participants generally (but not necessarily each participant) to receive a more favourable taxation treatment in respect to their participation in the Trust; or

(g) to enable the Trustee or any body corporate in the Group to comply with the Corporations Act or the Listing Rules.

11.3 Listing Rules

No amendment may be made except in accordance with and in the manner (if any) stipulated by the Listing Rules.

11.4 Restrospectivity

Subject to the above provisions of this clause 11, any amendment made pursuant to clause 11.1 may be given such retrospective effect as is specified in the written instrument or resolution by which the amendment is made.

12. OBLIGATIONS AND INDEMNITY OF THE TRUSTEE

12.1 Indemnification

Without derogating from the right of indemnity given by law to trustees, Qantas hereby covenants with the Trustee that it will indemnify and keep indemnified the Trustee in respect of all liabilities, costs and expenses incurred by the Trustee in the execution or purported execution of the Trust or any of the powers, authorities or discretions vested in the Trustee and from and against all actions, proceedings, costs, claims and demands in respect of any matter or thing done or omitted other than a claim arising out of the Trustee's negligence, dishonesty or the Trustee wilfully or knowingly being a party to a breach of trust.

12.2 Negligence, Dishonesty, Fraud or Wilful Default

The Trustee shall not be under any liability whatsoever except for its negligence, dishonesty, fraud or wilful default or except for the negligence, default or wilful breach of trust committed by any of its employees or agents acting as such.

12.3 Costs and Expenses

Subject to clause 12.4, nothing in clause 12.1 enables the Trustee to recover any liabilities, costs and expenses from any Participant.

12.4 **Tax**

The Trustee is entitled to be indemnified by a Participant in respect of any Tax payable by the Trustee in respect of Shares held by the Trustee on behalf of the Participant.

12.5 **No Indemnity from Participant**

Except as expressly provided in this deed, the Trustee will have no right of indemnity from a Participant personally.

13. ADMINISTRATION OF THE PLAN

13.1 **Board Power**

Any power or discretion which is conferred on the Board by this deed must be exercised by the Board in the interests or for the benefit of Qantas, and the Board is not, in exercising any such power or discretion, under any fiduciary or other obligation to any other person.

13.2 **Board Delegation**

Any power or discretion which is conferred on the Board by this deed may be delegated by the Board to a committee consisting of such Directors and/or other officers and/or employees of Qantas or a related body corporate of Qantas or to a third party and for such periods and on such conditions as the Trustee, Qantas or the Board, as the case may be, thinks fit.

13.3 **Further documentation**

The Trustee and Qantas may each from time to time require a Participant to complete and return such other documents as may be required by law to be completed by the Participant or such other documents which the Trustee or Qantas considers should, for legal or taxation reasons, be completed by the Participant.

13.4 **Suspension of Plan**

The Board may from time to time suspend the operation of the Qantas Deferred Share Plan and may at any time cancel the Plan. The suspension or cancellation of the Qantas Deferred Share Plan will not prejudice the existing rights of Participants.

14. RIGHTS OF PARTICIPANTS

Except as expressly provided in this deed, or in the Qantas Deferred Share Plan, nothing in this deed:

(a) confers on any employee of any body corporate in the Group the right to receive any Shares;

(b) confers on any Participant the right to continue as an employee of any body corporate in the Group;

(c) affects any rights which of its any body corporate in the Group may have to terminate the employment of any employees;

(d) may be used to increase damages in any action brought against any body corporate

(e) confers on an Eligible Employee any expectation to become a Participant.

15. TERMINATION OF TRUST

15.1 **When Trust Terminated**

The Trust will terminate and be wound up as provided below upon the first to occur of the following events:

(a) an order being made or an effective resolution being passed for the winding up of Qantas (other than for the purpose of amalgamation or reconstruction);

(b) the Board determining that the Trust is to be wound up; and

(c) the day before the 80th anniversary of the date of this deed.

15.2 **Consequence of Trust Termination**

If the Trust is terminated, the Trustee must transfer to each Participant the Shares standing to the credit of the Account of the Participant.

15.3 **Balance of Capital or Income of Trust**

The balance of the capital or income of the Trust to which no Participant is entitled in accordance with clause 10.1 may be applied in whole or in part in accordance with clauses 10.2 or 10.4 by the Trustee upon the written direction of Qantas.

16. SALE AND INDEMNITY

The Board may, at the time of offer of a DSP Share to a Participant provide that the Participant is required to reimburse Qantas or the Trustee if Qantas or any member of the Group or the Trustee is obliged to account for tax in connection with, or as a result of the grant or transfer of DSP Shares to the Participant. The Board may determine the manner in which reimbursement is to occur, including without limitation by sale of the Shares held on behalf of the Participant.

17. GOVERNING LAW, JURISDICTION AND PROCESS

This deed will be governed by the laws of and applicable in the State of New South Wales and will be construed and take effect in accordance with those laws.

18. COMPLIANCE

Qantas is responsible for the Plan's compliance with all relevant laws.

EXECUTED as a deed.

EXECUTED BY QANTAS AIRWAYS LIMITED ABN 16 009 901 pursuant to section 127 (1) of the Corporations Act:

Signature of director

PETER GREGG

Name

Signature of director/secretary

BRETT JOHNSON

Name

9 DECEMBER 2002

THE COMMON SEAL of ASX Perpetual Limited, the fixing of which was witnessed by:

Signature of director

Name

Signature of director/secretary

Name

EXECUTED as a deed.

EXECUTED BY QANTAS AIRWAYS LIMITED ABN
16 009 901 pursuant to section 127 (1) of the Corporations Act:

Signature of director

Name

Signature of director/secretary

Name

THE COMMON SEAL of ASX Perpetual Limited,
the fixing of which was witnessed by:

S M McMurtrie

Signature of director

S M McMURTRIE

Name

Signature of ~~director~~/secretary

W. J. HAWKINS

Name

SCHEDULE 1

DSP SHARES TERMS

1. Registration of and beneficial interest in DSP Shares

1.1 DSP Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 11. The Participating Employee will be the beneficial owner of the DSP Shares from the time of allocation.

1.2 By accepting an offer of DSP Shares in accordance with the Qantas Deferred Share Plan, a Participant agrees to be bound by the trust deed and the constitution of Qantas.

2. Right to dividends

Subject to the terms of this deed, a Participant is entitled to receive all Cash Dividends paid on their DSP Shares.

3. Bonus Shares

3.1 Subject to term 3.2, a Participant is entitled to any Bonus Shares which accrue to the shares held by the Trustee on behalf of that Participating Employee.

3.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

3.3 Upon allotment to the Trustee.

(a) Bonus Shares are deemed to be Shares for the purposes of this deed;

(b) Bonus Shares issued in respect of DSP Shares are deemed to be DSP Shares for the purposes of this deed.

3.4 The Bonus Shares will for the purpose of determining the Holding Lock Period be deemed to be acquired on a date determined by the Board.

4. DSP Entitlements

4.1 The Trustee, acting on written instructions from Qantas, will send a notice to a Participant of any DSP Entitlements which accrue to DSP Shares held by the Trustee on behalf of that Participant.

4.2 Within 7 days of receiving the notice referred to in term 4.1, the Participant may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by Qantas to sell some or all of the DSP Entitlements to the extent permitted by law; or

(b) written instructions in the form (if any) prescribed by Qantas to acquire, to the extent permitted by law, some or all of the shares or securities in Qantas to which the DSP Entitlements relate; and

(c) payment of an amount equal to the cost of accepting the DSP Entitlements entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participant) to be the cost of transferring the shares or securities to the Participant.

4.3 If the Participant does not give a notice under term 4.2, the Trustee is entitled to sell the DSP Entitlements.

4.4 Subject to term 4.5, if the Trustee sells the DSP Entitlements in accordance with term 4.2 or term 4.3, the Trustee must distribute the proceeds of the sale (alter deduction of the costs of sale incurred by the Trustee) to the Participant.

4.5 If the Trustee acquires, on behalf of the Participant, a specified number of shares or securities pursuant to the DSP Entitlements in accordance with term 4.2(b), the Trustee will transfer those shares or securities to the Participant. The Trustee may make it a condition of transfer that the Participant pay the cost of transfer (including stamp duty).

4.6 Where the Trustee sells the DSP Entitlements (regardless of whether instructed by the Participant or not), the Trustee:

(a) has no obligation to maximise the sale price of the DSP Entitlements;

(b) may aggregate Rights to be sold in blocks of DSP Entitlements; and

(c) in relation to its obligation to pay the proceeds of sale to the Participant may attribute a sale price to each DSP Right sold equal to the aggregate price for each DSP Right sold in a block of DSP Entitlements.

5. Other accretions

If an Accretion arises in respect of a DSP Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Rights,

the Trustee may in its absolute discretion decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participant.

6. Voting right

6.1 Qantas will make arrangements with the person charged with maintaining the Qantas Share Register from time to time to have the notices (including the Qantas Annual Report), or copies of them, that are sent to the registered holders of shares sent to the Participant as well, so far as is practicable, relevant and lawful.

6.2 The Trustee and Qantas, will enable, so far as practicable, relevant and lawful, the appointment of the Participant or the Participant's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by Qantas' constitution in order to exercise the votes attached to the DSP Shares held by the Trustee on behalf of the Participant.

7. Right to attend, speak etc

The appointment of a Participant or the Participant's nominees as the Trustee's attorney as referred to in term 6.2. will, so far as practicable, relevant and lawful, entitle the Participant or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of Qantas, and to consent to short notice of such meeting and any resolution to be considered thereat.

8. Failure to provide information

8.1 Qantas and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 6.1 or 6.2.

9. How Trustee votes

The Trustee will only cast a vote on any resolution in respect of DSP Shares through its attorneys (or their nominees) appointed pursuant to term 6.2.

10. No claim

A Participant will not have any claim against the Trustee or Qantas as a result of the exercise by the Trustee or Qantas of a power, discretion or determination under terms 6 to 9.

11. Transfer of DSP Shares

11.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with a DSP Share except in the circumstances set out in this term 11 or unless compelled by law.

11.2 The Participant must not assign, transfer, sell, encumber or otherwise deal with a DSP Share or any legal or beneficial interest in a DSP Share:

(a) unless and until the DSP Share has been transferred to the Participant in accordance with this term 11; or

(b) except in the circumstances set out in this term 11.

11.3 At the end of the Holding Lock Period, a Participant has until the day 2 months from the end of the Holding Lock Period to either:

(a) give the Trustee a notice that the Participant wishes to arrange through the Trustee the sale of all of the DSP Shares held by the Trustee on behalf of the Participant; or

(b) give the Trustee a notice to transfer the DSP Shares held on behalf of the Participant to the Participating Employee.

11.4 Where the Trustee sells the DSP Shares under this term 11, the Trustee:

(a) has no obligation to maximise the sale price of the DSP Shares;

(b) may sell the DSP Shares with other Shares (whether or not held for the Participant); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participant, may:

(i) deduct any costs of the sale before making a payment to the Participant; and

(ii) attribute a sale price to each DSP Share as the Trustee considers appropriate.

11.5 If the Trustee does not receive a notice in accordance with term 11.3, then the Trustee must transfer the DSP Shares to the Participant within 1 month of the end of the notice period referred to in term 11.3.

11.6 A Participant will not have any claim against the Trustee or Qantas as a result of the exercise by the Trustee of a power, discretion or determination under this term 11.

11.7 The requirement or right to transfer DSP Shares under this term is subject to the power of the Board set out in clause 13.1 of this deed.

12. Forfeiture

The Board may determine, for the purposes of an Offer of DSP Shares, that the DSP Shares may be forfeited in the circumstances determined by the Board and notified to Participant at the time of the offer.

→ Express Post
17/2/05

Assistant Company Secretary
Janine Smith

QANTAS

17 February 2005

Australian Securities & Investments Commission
PO Box 4000
Gippsland Mail Centre VIC 3841

Dear Sir/Madam

Form 484 Section C2 – Issue of shares

Attached for filing is Form 484 Section C – Issue of Shares for Qantas Airways Limited.

Could you please acknowledge receipt of this document by signing and returning the duplicate copy of this letter to me.

If you have any questions please do not hesitate to contact me (02 9691 4262).

Yours faithfully

per: Melissa Jones

Janine Smith
Assistant Company Secretary

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
Qantas Airways Limited

Refer to guide for information about corporate key

ACN/ABN
16 009 661 901

Corporate key
20401595

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Janine Louise Smith

ASIC registered agent number (if applicable)
115

Telephone number
02 9691 4262

Postal address
Qantas Centre, Building A, Level 9, 203 Coward Street, Mascot
NSW, 2020

Total number of pages including this cover sheet
6

Please provide an estimate of the time taken to complete this form.
[ ] hrs [ ] mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Brett Johnson

Capacity
[ ] Director
[x] Company secretary

Signature
[signature]

Date signed
[D D] / [M M] / [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au

Section C **completion guide**

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**

- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**

- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**

- ☐ Minimum holding buy-back by listed company
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**

- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	59,177	$3.554	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

1 6 / 0 2 / 0 5

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ Yes

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ No

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐ / ☐☐ / ☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☐ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

C4 Continued... **Further changes to the register of members**

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

→ Express Post
17/2/05

Assistant Company Secretary
Janine Smith

QANTAS

17 February 2005

Australian Securities & Investments Commission
PO Box 4000
Gippsland Mail Centre VIC 3841

Dear Sir/Madam

Form 484 Section C2 – Issue of shares

Attached for filing is Form 484 Section C – Issue of Shares for Qantas Airways Limited.

Could you please acknowledge receipt of this document by signing and returning the duplicate copy of this letter to me.

If you have any questions please do not hesitate to contact me (02 9691 4262).

Yours faithfully

per: Melissa Jones

Janine Smith
Assistant Company Secretary

oneworld

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Qantas Airways Limited

ACN/ABN
16 009 661 901

Corporate key
20401595

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Janine Louise Smith

ASIC registered agent number (if applicable)
115

Telephone number
02 9691 3456

Postal address
Qantas Centre, Building A, Level 9, 203 Coward Street, Mascot,
New South Wales, 2020

Total number of pages including this cover sheet
9

Please provide an estimate of the time taken to complete this form.
hrs 10 mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Brett Stuart Johnson

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
[D D] / [M M] / [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au

Section C **completion guide**

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	*preference*
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☒ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge *a form 211 within 28 days of the change occurring*

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**

- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A – S.256E**

- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**

- [ ] Minimum holding buy-back by listed company
- [ ] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**

- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

[D D] / [M M] / [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	1,867,790,699	$2.17	N/A

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

0 1 / 1 0 / 0 4

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐ / ☐☐ / ☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☒ Yes

☐ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name:
Given names:

OR

☐ Company name: ***** Please see Annexure 'A'*****

ACN/ARBN/ ABN:

Office, unit, level, or PO Box number:

Street number and Street name:

Suburb/City:

State/Territory:

Postcode:

Country (if not Australia):

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
31/12/04
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

C4 Continued... **Further changes to the register of members**

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

[D D] / [M M] / [Y Y]

Qantas Airways Limited
ABN 16 009 661 901
Annexure 'A'

	Address	Share Class Code	Shares increased by .... (number)	Shares decreased by .... (number)	Total number now held	Total $ paid on these shares	* Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)
d	Locked Bag 7 Royal Exchange Sydney NSW 2001	ORD	125,387,264	N/A	391,972,352	N/A	N/A	Y	N	Y
_td	50 Pitt Street Sydney NSW 2000	ORD	165,057,898	N/A	289,744,706	N/A	N/A	Y	N	Y
	GPO Box 1406M Melbourne VIC 3001	ORD	58,852,303	N/A	200,883,171	N/A	N/A	Y	N	Y
Pty	GPO Box 764G Melbourne VIC 3001	ORD	72,027,671	N/A	109,527,958	N/A	N/A	Y	N	Y
nees	GPO Box 2842AA Melbourne VIC 3001	ORD	69,131,808	N/A	100,367,327	N/A	N/A	Y	N	Y
al Pty	GPO Box 5430 Sydney NSW 2000	ORD	N/A	34,789,819	38,802,415	N/A	N/A	Y	N	Y
d n	C/- National Nominees Ltd GPO Box 2242 Brisbane QLD 4001	ORD	N/A	8,772,768	29,415,985	N/A	N/A	Y	Y	Y
Pty	PO Box R209 Royal Exchange Sydney NSW 1225	ORD	7,340,413	N/A	28,368,037	N/A	N/A	Y	N	Y
	PO Box R209 Royal Exchange Sydney NSW 1225	ORD	N/A	10,295,817	20,551,356	N/A	N/A	Y	N	Y

is Annexure "A" of 4 pages referred to in Form 484 Section C - Change to Company Details

ett Stuart Johnson
mpany Secretary
ntas Airways Limited
te:____________________

Qantas Airways Limited
ABN 16 009 661 901
Annexure 'A'

	Address	Share Class Code	Shares increased by .... (number)	Shares decreased by .... (number)	Total number now held	Total $ paid on these shares	* Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)
stody	GPO Box 5302 Sydney NSW 2001	ORD	2,200,148	N/A	13,205,072	N/A	N/A	Y	N	Y
.td	50 Pitt Street Sydney NSW 2000	ORD	4,026,109	N/A	11,759,644	N/A	N/A	Y	N	Y
et s	Level 26, 20 Bond Street Sydney NSW 2000	ORD	5,637,665	N/A	11,468,786	N/A	N/A	Y	N	Y
Ltd	GPO Box 519 Brisbane QLD 4001	ORD	3,449,641	N/A	9,295,000	N/A	N/A	Y	N	Y
ent uation ate l A/C>	C/- National Nominees Limited GPO Box 1406M Melbourne VIC 3001	ORD	N/A	N/A	10,290,183	N/A	N/A	Y	N	Y
r	C/- National Nominees Limited GPO Box 1406M Melbourne VIC 3001	ORD	N/A	N/A	6,633,394	N/A	N/A	Y	N	Y
on	C/- National Nominees Limited GPO Box 1406M Melbourne VIC 3001	ORD	N/A	N/A	5,250,466	N/A	N/A	Y	N	Y
ch Pty	Level 41 120 Collins Street Melbourne VIC 3000	ORD	N/A	N/A	4,795,161	N/A	N/A	Y	N	Y

his Annexure "A" of 4 pages referred to in Form 484 Section C - Change to Company Details

rett Stuart Johnson
ompany Secretary
antas Airways Limited
ate:________________

Qantas Airways Limited
ABN 16 009 661 901
Annexure 'A'

	Address	Share Class Code	Shares increased by .... (number)	Shares decreased by .... (number)	Total number now held	Total $ paid on these shares	* Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)
er	C/- National Nominees Limited GPO Box 1406M Melbourne VIC 3001	ORD	N/A	N/A	4,596,341	N/A	N/A	Y	N	Y
urg ents Pty	PO Box 1257L Melbourne VIC 3001	ORD	N/A	N/A	4,308,023	N/A	N/A	Y	N	Y
	Locked Bag 7 Royal Exchange Sydney NSW 2001	ORD	N/A	N/A	4,070,939	N/A	N/A	Y	N	Y
ed	C/- Westpac Custodian Nominees 50 Pitt Street Sydney NSW 2000	ORD	N/A	13,450,652	0	N/A	N/A	N/A	N/A	N/A
tralia	PO Box 677 North Sydney NSW 2059	ORD	N/A	4,682,511	0	N/A	N/A	N/A	N/A	N/A
tody	GPO Box 5302 Sydney NSW 2001	ORD	N/A	11,004,924	0	N/A	N/A	N/A	N/A	N/A
mited	Level 12, 347 Kent Street Sydney NSW 2000	ORD	N/A	14,060,591	0	N/A	N/A	N/A	N/A	N/A

his Annexure "A" of 4 pages referred to in Form 484 Section C - Change to Company Details

rett Stuart Johnson
ompany Secretary
antas Airways Limited
ate:________________

Qantas Airways Limited
ABN 16 009 661 901
Annexure 'A'

	Address	Share Class Code	Shares increased by .... (number)	Shares decreased by .... (number)	Total number now held	Total $ paid on these shares	* Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)
vays ts Pty	Level 19, AAP Centre, 259 George Street Sydney NSW 2000	ORD	N/A	332,588,055	0	N/A	N/A	N/A	N/A	N/A
nees d	Level 21, NRMA Centre, 388 George Street Sydney NSW 2000	ORD	N/A	15,953,152	0	N/A	N/A	N/A	N/A	N/A
vealth td	GPO Box 4122 Sydney NSW 2001	ORD	N/A	38,965,049	0	N/A	N/A	N/A	N/A	N/A

nis Annexure "A" of 4 pages referred to in Form 484 Section C - Change to Company Details

rett Stuart Johnson
ompany Secretary
antas Airways Limited
ate:__________________

Assistant Company Secretary
Janine Smith

QANTAS

2 March 2005

Australian Securities & Investments Commission
Level 18
1 Martin Place
Sydney NSW 2000

Dear Sir

Qantas Deferred Share Plan

In accordance with Class Order 03/184, please find attached the documentation provided from 1 March 2005 to approximately 160 Participants in relation to the grant of performance rights under the Deferred Share Plan – 2004/05 Performance Rights Plan (Plan).

Participants will be provided with a package which contains the following documents:

- Holding Statement;
- Terms & Conditions of the Plan; and
- Rules of the Plan.

During February, participants were also provided with a general information sheet on the Plan – "Performance Rights Plan General Information". A copy of this document is also enclosed. This document is supplementary to the "Executive Performance Plan – General Information Booklet" distributed to executives from 24 January 2005 (refer to my correspondence of same date).

Accompanying the 1 March documentation is a consolidated "Summary of Holdings" which sets out the tradable and non-tradable balances of participants' interests in all Qantas' employee incentive plans to date. A pro-forma is attached for your reference.

Yours faithfully

Janine L. Smith
Assistant Company Secretary

Enclosed: Holding Statement
Terms & Conditions
Rules of the Plan
Performance Rights Plan – General Information
Summary of Holdings

Receipt Acknowledged

for Australian Securities & Investments Commission

Assistant Company Secretary
Janine Smith

QANTAS

2 March 2005

Australian Securities & Investments Commission
Level 18
1 Martin Place
Sydney NSW 2000

Dear Sir

Qantas Deferred Share Plan

In accordance with Class Order 03/184, please find attached the documentation provided from 1 March 2005 to approximately 160 Participants in relation to the grant of performance rights under the Deferred Share Plan – 2004/05 Performance Rights Plan (Plan).

Participants will be provided with a package which contains the following documents:

- Holding Statement;
- Terms & Conditions of the Plan; and
- Rules of the Plan.

During February, participants, were also provided with a general information sheet on the Plan – "Performance Rights Plan General Information". A copy of this document is also enclosed. This document is supplementary to the "Executive Performance Plan – General Information Booklet" distributed to executives from 24 January 2005 (refer to my correspondence of same date).

Accompanying the 1 March documentation is a consolidated "Summary of Holdings" which sets out the tradable and non-tradable balances of participants' interests in all Qantas' employee incentive plans to date. A pro-forma is attached for your reference.

Yours faithfully

Janine L. Smith
Assistant Company Secretary

Enclosed: Holding Statement
Terms & Conditions
Rules of the Plan
Performance Rights Plan – General Information
Summary of Holdings

Receipt Acknowledged

for Australian Securities & Investments Commission

QANTAS

Qantas Airways Limite
ABN 16 009 661 90
Qantas Share Registr
Level 8, 580 George Street, Sydney, NSW, 200
Locked Bag A14, Sydney South, NSW, 123
Telephone: 1800 177 74
International: 61 2 8280 739
Facsimile: 02 9287 030
ASX Code: QAI
Email: registry@qantas.cor
Website: www.qantas.cor

[NAME]
[ADDRESS]
[ADDRESS]
[ADDRESS]

ASX CODE: QAI
SRN: [SRN
TFN: [QUOTED Y/N

STATEMENT DATE: 21 FEBRUARY 200
PAGE NUMBER:

QANTAS DEFERRED SHARE PLAN (DSP)
2004/05 PERFORMANCE RIGHTS PLAN

DATE OF GRANT	NUMBER OF RIGHTS GRANTED[1]	TAXABLE VALUE[2]
13/01/2005	[NUMBER]	[NUMBER X $3.6819]

1. As set out in the 2004/05 Performance Rights Plan Rules, there is a Performance Hurdle which must be met prior to the vesting of the Performance Rights. Performance Rights will vest after the Performance Hurdle set has been tested and achieved and upon the tenth anniversary of the Date of Registration (13 January 2015). However, Participants can request that their Performance Rights vest earlier (refer to the Plan Rules).

   The Terms & Conditions and the Plan Rules are attached to this statement.

2. The Taxable Value of the Rights is calculated using a 7 calendar day VWAP for all Qantas Shares traded on the ASX up to and including 13 January 2005 ($3.6819).

Note:
This statement **only** records your securities granted under the 2004/05 Performance Rights Plan on 13 January 2005.

QANTAS
DEFERRED SHARE PLAN

TERMS & CONDITIONS

Tabled and approved at the Annual General Meeting
of Qantas Airways Limited on 17 October 2002

Margaret Jackson
Chairman

QANTAS DEFERRED SHARE PLAN
TERMS & CONDITIONS

1. INTRODUCTION

1.1 Name of Plan

This Plan is called the 'Qantas Deferred Share Plan'.

1.2 Object of Plan

The object of the Plan is to:

i. align the interests of Eligible Employees and Shareholders;

ii. assist in making remuneration packages of Eligible Employees consistent with market practice by providing an opportunity to invest in Qantas;

iii. provide a medium-term incentive for the retention of Eligible Employees; and

iv. support the culture of employee share ownership.

1.3 Function of Plan

The Plan provides for the offer of an incentive to Eligible Employees in the form of DSP Shares and Rights. Generally, Participants will have to pay for the DSP Shares, but not for the Shares issued or delivered on the conversion of Rights. Generally, the vesting and conversion of Rights to Shares will be conditional on the Eligible Employee remaining an employee of the Group for a set period (generally two years) from the relevant Date of Registration and any Vesting Conditions being satisfied.

1.4 Commencement of Plan

The Plan will commence operation on the date the Plan is approved by Shareholders (17 October 2002).

2. DEFINITIONS AND INTERPRETATION

2.1 Definitions

In these Terms & Conditions and any Rules unless the context otherwise requires, the following expressions have the following meanings:

EXPRESSION	MEANING
ASX	Australian Stock Exchange Limited (ABN 98 008 624 691), or the market conducted by it.
Board	the directors of Qantas acting as a board or any committee of the board or person to whom any authority has been delegated under clause 10.4.
Date of Registration	with respect to a DSP Share or Right, the date that the Participant acquires a legal or beneficial interest.
DSP Shares	Shares acquired under clauses 3.1i(a) or 3.1i(b) while they remain subject to these Terms & Conditions.
Eligible Employee	employees and executive directors of the Group whom the Board

EXPRESSION	MEANING
Holding Lock Period	in relation to DSP Shares, the period commencing on the Date of Registration and expiring two years after the Date of Registration, unless: (a) otherwise specified by the Board at the time of the Offer; or (b) Special Circumstances exist for the relevant Participant.
Law	any applicable statute, regulation, by-law, ordinance or subordinate legislation in force from time to time in the relevant jurisdiction, including common law and equity, as applicable from time to time.
Legal Personal Representative	(a) the executor of the will or an administrator of the estate of a deceased person; (b) the trustee of the estate of a person under a legal disability; or (c) any beneficiary of the estate of the deceased person as nominated by the executor, administrator or trustee.
Listing Rules	the official listing rules of the ASX.
Offer	an offer to one or more Eligible Employees to participate in the Plan.
Participant	a person who acquires a legal or beneficial interest in DSP Shares or Rights under this Plan and includes the Legal Personal Representative of the person.
Plan	the Qantas Deferred Share Plan governed by these Terms & Conditions (including any Rules).
Qantas	Qantas Airways Limited (ABN 16 009 661 901).
Redundancy	a termination or cessation of a Participant's employment or office with a member of the Group as a result of redundancy, as determined by the Board.
Right	a right granted under clause 3.1i(c) to receive, subject to these Terms & Conditions, the number of Shares specified at the time of the offer of that right.
Rules	any rules made by the Board pursuant to clause 10.1ii.
Security Interest	a mortgage, charge, pledge, lien, encumbrance or other third party interest of any nature.
Shareholder	a shareholder of Qantas.
Shares	fully paid ordinary shares in the capital of Qantas.
Special Circumstances	with respect to a Participant: (a) Total and Permanent Disablement; (b) death; (c) termination of employment with any member of the Group by reason of the attainment of such age of retirement as determined by the Board; (d) Redundancy; or (e) such other circumstances the Board may at any time

EXPRESSION	MEANING
Subsidiary	a body corporate of which Qantas is a holding company in terms of section 9 and Division 6 of Part 1.2 of the Corporations Act.
Tax	includes any tax (whether direct or indirect), levy, impost, deduction, charge, rate, contribution, duty or withholding which is assessed (or deemed to be assessed), levied, imposed or made by any government or any governmental, semi-governmental or judicial entity or authority together with any interest, penalty, fine, charge, fee or other amount assessed (or deemed to be assessed), levied, imposed or made on or in respect of any or all of the foregoing.
Terms & Conditions	the terms & conditions governing the operation of the Plan set out in this instrument, as amended from time to time.
Total and Permanent Disablement	in relation to a Participant, that the Participant has, in the opinion of the Board, become permanently incapacitated to such an extent as to render the Participant unable or, in the opinion of the Board, unlikely to again engage in the Participant's primary occupation.
Vesting Date	in relation to Rights, unless otherwise specified by the Board at the time of the Offer, two years from the Date of Registration.
Vesting Conditions	in relation to Rights, any conditions set by the Board when making an Offer of Rights pursuant to clause 3.1i(c).

2.2 **Interpretation**

In these Terms and Conditions:

i. headings are for convenience only and do not affect the interpretation of these Terms & Conditions;

ii. unless the context otherwise requires, words denoting the singular include the plural and vice versa;

iii. references to any legislation or any provision of any legislation include any modification or re-enactment of the legislation or any legislative provision substituted for, and all legislation and statutory instruments and regulations issued under, the legislation;

iv. where any word or phrase is given a defined meaning in these Terms & Conditions, any part of speech or other grammatical form of that word or phrase has a corresponding meaning;

v. a reference to a clause or paragraph is a reference to a clause or paragraph in these Terms & Conditions; and

vi. the words 'including' or 'includes' means 'including (or includes as applicable) without limitation'.

3. OPERATION OF THE PLAN

3.1 **Offer**

Subject to these Terms and Conditions:

i. the Board may from time to time do all or any of the following under the Plan:

(a) offer an Eligible Employee the opportunity to acquire, by subscription or purchase, DSP Shares as part of the Eligible Employee's bonus;

(b) offer an Eligible Employee the opportunity to acquire, by subscription or purchase, DSP

ii. an Offer shall be in such form and content and subject to such conditions and Rules as the Board determines, including, if applicable:

(a) a Holding Lock Period for DSP Shares; and

(b) a Vesting Date and Vesting Conditions for Rights.

3.2 DSP Shares and Rights Subject to the Plan

DSP Shares and Rights will be subject to these Terms and Conditions until:

i. in relation to DSP Shares, the expiry of the relevant Holding Lock Period; and

ii. in relation to Rights, the earlier of:

(a) the delivery of Shares in respect of Rights which have vested, in accordance with clause 6.2; or

(b) the lapse of the relevant Rights in accordance with clause 7.

3.3 Binding Nature of These Terms & Conditions

The Plan shall operate in accordance with these Terms & Conditions, which bind Qantas and each Participant.

3.4 Consideration for DSP Shares

The Board shall determine from time to time the actual or a means of calculating the consideration for DSP Shares issued or purchased pursuant to clauses 3.1i(a) or (b).

3.5 Consideration for Rights

Unless otherwise determined by the Board when making a grant of Rights under clause 3.1i(c), no amount shall be payable by a Participant in respect of the grant of Rights or for Shares delivered to a Participant upon conversion of a Right.

3.6 Issue or Purchase of DSP Shares

Shares to be acquired by a Participant under the Plan may be delivered to a Participant by, at the absolute discretion of the Board, the issue or purchase of Shares on behalf of the Participant.

3.7 Ranking of Shares

Shares delivered under the Plan will rank equally with all existing Shares on and from the Date of Registration in respect of all Shareholder entitlements (including rights issues, bonus share issues and dividends) which have a record date for determining entitlements on or after the date of issue of those Shares.

4. LIMITATIONS ON OFFERS OF DSP SHARES OR RIGHTS

4.1 Overriding Restrictions

Notwithstanding anything else in these Terms & Conditions or any Rules, the Plan must be operated in accordance with the Constitution of Qantas, any Law and the Listing Rules.

4.2 Rights Personal to Participant

Rights are personal to the Participant and are not transferable and no legal or equitable interest in a Right may be assigned to any other person or body corporate except to the extent necessary to enable a Participant's Legal Personal Representative to be delivered Shares represented by Rights in accordance with clause 6.2.

4.3 Security Interests Over DSP Shares

Participants must not dispose of or grant any Security Interest over or otherwise deal with any DSP Shares.

4.4 Security Interests Over Rights

Participants must not dispose of or grant any Security Interest over or otherwise deal with any Rights or any legal or equitable interest in any Rights.

5. HOLDING STATEMENTS

As soon as practicable after the issue or delivery of DSP Shares or the grant of Rights, Qantas must forward to the Participant a holding statement which will include the following information (if applicable):

i. the Date of Registration;

ii. the total number of DSP Shares acquired by the Participant;

iii. the total number of Rights granted to the Participant;

iv. the Holding Lock Period in the case of DSP Shares;

v. the Vesting Date (in the case of Rights); and

vi. any other information or documents required to be notified to the Participant by any Law or the Listing Rules.

6. VESTING AND CONVERSION OF RIGHTS

6.1 No Interest

A grant of Rights does not confer any legal or equitable interest in Shares represented by the Rights until the relevant Vesting Date and any Vesting Conditions have been satisfied.

6.2 Vesting and Conversion of Rights

As soon as practicable after the relevant Vesting Date and provided the Participant was an employee of the Group from the Date of Registration to the Vesting Date and any Vesting Conditions have been satisfied, the Rights vest and Qantas must issue, or procure the purchase of and deliver, to a Participant the number of Shares into which the Rights held by that Participant convert.

7. LAPSE OF RIGHTS

7.1 Circumstances of Lapse

Subject to clauses 7.3 and 7.3, Rights held by a Participant automatically lapse if:

i. the Participant ceases to be employed by the Group before the relevant Vesting Date; or

ii. the Vesting Conditions (if any) have not been satisfied by the Vesting Date.

7.2 Special Circumstances

Where, due to Special Circumstances, a Participant has ceased to be employed by the Group before the Vesting Date, the Rights held by that Participant vest:

i. in the case of any of the events in paragraphs (a)-(d) inclusive in the definition of Special Circumstances, on the day after the Participant ceases to be an employee of the Group; or

ii. in the case of any event in paragraph (e) in the definition of Special Circumstances, on the date

7.3 Discretion of Board

Clauses 7.1 and 7.2 are subject to the Board allowing a Participant to convert all or any Rights held by that Participant to Shares, whether or not the Rights have vested and whether or not the Rights have lapsed or would otherwise have lapsed.

7.4 Effect of lapse

Subject to clauses 7.2 and 7.3, on a Right lapsing, all rights of a Participant under the Plan in respect of the Right cease and no consideration or compensation will be payable for or in relation to that lapse.

8. QUOTATION OF SHARES AND RIGHTS

8.1 No Quotation of Rights

Qantas will not seek official quotation by ASX of any Rights.

8.2 Quotation of Shares

Qantas will apply to the ASX for official quotation of any Shares issued:

i. under clauses 3.1i(a) and (b); and

ii. on the conversion of Rights in accordance with clause 6.2.

9. PRO RATA ISSUES, RECONSTRUCTIONS OF CAPITAL AND TAKEOVERS

9.1 Participation

In respect of Rights, a Participant may not participate in:

i. new issues of securities to Shareholders;

ii. bonus issues of Shares or other securities to Shareholders; or

iii. any issue by Qantas of Shares or other securities pro-rata to Shareholders.

9.2 Reorganisations

If there is any reorganisation of the issued share capital of Qantas, the number of Rights to which each Participant is entitled will be reorganised as required by the Listing Rules in force at the time of the reorganisation and in a manner which will not result in any benefits being conferred on the Participants which are not conferred on Shareholders (subject to any provisions with respect to rounding permitted by the Listing Rules), but in all other respects the terms for the conversion of Rights will remain unchanged.

9.3 Takeovers and Compromise Arrangements

If:

i. a takeover bid is made to acquire some or all of the Shares; or

ii. under Part 5.1 of the Corporations Act, the Court sanctions a compromise or arrangement proposed for the purpose of, or in connection with, a scheme for the reconstruction of Qantas or its amalgamation with any other body corporate,

which:

iii. in the case of paragraph (a), has resulted in one person becoming, directly or indirectly, legally or beneficially entitled to 50% or more of the Shares; or

iv. in the case of paragraph (b), if implemented, would result in one person becoming, directly or [illegible] beneficially entitled to 50% or more of the Shares

10. ADMINISTRATION OF THE PLAN

10.1 Administration in Accordance with Terms & Conditions

The Board:

i. will operate, control and administer the Plan in accordance with these Terms & Conditions; and

ii. may make and amend rules for the operation, control and administration of the Plan and any matter incidental to the Plan.

10.2 Discretion

A determination, decision, approval or opinion of the Board under these Terms & Conditions (or any Rules) will be in the absolute unfettered discretion of the Board.

10.3 Decision Final

In the absence of manifest error, the determination, decision, approval or opinion of the Board will be final. Any calculations or adjustments which are required to be made under the Plan will be made by the Board and will, in the absence of manifest error, be final and conclusive and binding on the Participants.

10.4 Delegation by Board

The Board may delegate such functions and powers as they consider appropriate for the efficient administration of the Plan to persons whom they reasonably believe to be capable of performing those functions and exercising those powers.

10.5 Notices

Notices:

i. may be given by Qantas to Participants in such manner as the Board may from time to time determine;

ii. given by a Participant to Qantas under these Terms & Conditions must be in writing:

(a) directed to:

Company Secretary
Qantas Airways Limited
Qantas Centre Building A, Level 9
203 Coward Street
MASCOT NSW 2020
AUSTRALIA
Facsimile: (612) 9691 3339;

(b) hand delivered or sent by prepaid post or facsimile to that address; and

(c) are taken to be received:

A. if hand delivered, on delivery;

B. if sent by prepaid post, five business days after the date of posting; or

C. if sent by facsimile, when the sender's facsimile system generates a message confirming successful transmission of the total number of pages of the notice, unless Qantas informs the sender within three business days that it has not received the entire notice.

11. AMENDMENT TO TERMS & CONDITIONS

12. RIGHTS OF PARTICIPANTS

Nothing in these Terms & Conditions:

i. confers on an Eligible Employee the right to receive any DSP Shares or be granted Rights;

ii. confers on a Participant the right to continue as an employee of the Group;

iii. affects any rights which the Group may have to terminate the employment of any Participant;

iv. may be used to increase damages in any action brought against the Group in respect of any termination of employment with the Group; or

v. confers on any Participant the right to receive any Shareholder entitlement (including rights issues, bonus share issues and dividends (whether or not declared)) before a Right is converted and Shares delivered.

13. COSTS AND EXPENSES

13.1 Costs of Qantas

Subject to clauses 3.1, 3.4 and 3.5, Qantas will pay all costs and expenses in relation to the establishment and operation of the Plan, including all costs and expenses in relation to the delivery of DSP Shares, Rights or Shares delivered pursuant to a conversion of Rights (DSP Securities) except that Qantas is not responsible for any Taxes which may become payable in connection with the delivery of DSP Securities or any other dealing with DSP Securities.

13.2 Costs of Participant

Each Participant will pay all costs and expenses in relation to the sale of any Shares acquired under the Plan.

14. TERMINATION AND SUSPENSION OF THE PLAN

The Board may, by notice in writing to all Participants, terminate or suspend the Plan at any time, provided that termination or suspension does not affect or prejudice the existing rights of Participants at that time.

15. CHOICE OF LAW AND JURISDICTION

15.1 Choice of law

The Plan and the rights of the Participants thereunder are governed by the laws of and applicable in the State of New South Wales, Australia.

15.2 Jurisdiction

Each Participant irrevocably and unconditionally submits to the exclusive jurisdiction of the courts of the State of New South Wales, Australia and courts entitled to hear appeals from those courts.

12. RIGHTS OF PARTICIPANTS

Nothing in these Terms & Conditions:

i. confers on an Eligible Employee the right to receive any DSP Shares or be granted Rights;

ii. confers on a Participant the right to continue as an employee of the Group;

iii. affects any rights which the Group may have to terminate the employment of any Participant;

iv. may be used to increase damages in any action brought against the Group in respect of any termination of employment with the Group; or

v. confers on any Participant the right to receive any Shareholder entitlement (including rights issues, bonus share issues and dividends (whether or not declared)) before a Right is converted and Shares delivered.

13. COSTS AND EXPENSES

13.1 Costs of Qantas

Subject to clauses 3.1, 3.4 and 3.5, Qantas will pay all costs and expenses in relation to the establishment and operation of the Plan, including all costs and expenses in relation to the delivery of DSP Shares, Rights or Shares delivered pursuant to a conversion of Rights (DSP Securities) except that Qantas is not responsible for any Taxes which may become payable in connection with the delivery of DSP Securities or any other dealing with DSP Securities.

13.2 Costs of Participant

Each Participant will pay all costs and expenses in relation to the sale of any Shares acquired under the Plan.

14. TERMINATION AND SUSPENSION OF THE PLAN

The Board may, by notice in writing to all Participants, terminate or suspend the Plan at any time, provided that termination or suspension does not affect or prejudice the existing rights of Participants at that time.

15. CHOICE OF LAW AND JURISDICTION

15.1 Choice of law

The Plan and the rights of the Participants thereunder are governed by the laws of and applicable in the State of New South Wales, Australia.

15.2 Jurisdiction

Each Participant irrevocably and unconditionally submits to the exclusive jurisdiction of the courts of the State of New South Wales, Australia and courts entitled to hear appeals from those courts.

Approved by Qantas Chairman (under Board delegation) – 16 February 2005

QANTAS DEFERRED SHARE PLAN
2004/05 PERFORMANCE RIGHTS PLAN RULES

The following Rules of the Qantas Deferred Share Plan (Plan) are subject to, and must be read in conjunction with, the Terms & Conditions of the Plan. Capitalised terms in these Rules have the same meaning as in the Terms & Conditions.

The Board of Qantas has absolute discretion with respect to the operation, control and administration of the Plan as well as any matter incidental to the Plan.

1. Background

1.1 The Terms & Conditions were approved by Shareholders at the 2002 Annual General Meeting.

1.2 These Rules have been adopted in accordance with clause 10.1ii of the Terms & Conditions and apply in respect of the 2004/05 grant of Rights (Performance Rights) to Eligible Employees (excluding Executive Directors) of Qantas (Participants) as part of their long-term incentive. These Rules are extra conditions for the purposes of clause 3.1ii of the Terms & Conditions.

1.3 The operation of the Plan will be subject to review by the Board who, in its absolute discretion, may:

i. vary these Rules; or
ii. make an offer subject to additional conditions.

2. Grant of Performance Rights

2.1 Performance Rights are granted to Participants under these Rules:

i. by the Board when the offer is to be made to Qantas Executive General Managers (EGMs); or
ii. by the Chief Executive Officer (CEO) when the offer is to be made to other Eligible Employees.

2.2 Participants who are granted Performance Rights will receive a holding statement.

2.3 Participants will also be notified of the 'taxable value' of the Performance Rights.

3. Vesting Date and Vesting Conditions

Generally, and subject to Rules 5 and 6, Performance Rights will vest following the tenth anniversary from the date of allocation:

i. to the extent the Vesting Conditions (Performance Hurdles) are achieved; and
ii. provided the Participant remains employed by the Qantas Group at the date of vesting.

4. Performance Hurdles

4.1. The Performance Hurdles (as set out in Attachment 1) will be first tested as at 30 June 2007. The Performance Hurdles will be re-tested at quarterly intervals over the subsequent two year period as at the following dates (each a 'Testing Date'):

- 30 September 2007;
- 31 December 2007;
- 31 March 2008;
- 30 June 2008;
- 30 September 2008;
- 31 December 2008;
- 31 March 2009; and

- 30 June 2009.

4.2. If, at any Testing Date, testing confirms that part of the Performance Hurdle is achieved, each Participant will receive (within a reasonable period of time) an updated Holding Statement indicating the extent that the Performance Hurdle has been achieved.

5. Vesting and Conversion of Performance Rights

5.1. Subject to achievement of the Performance Hurdles, a Participant may request that the Board exercises its discretion to vest Performance Rights. Vesting of Performance Rights will be only to the extent that the Performance Hurdles set out in Rule 4.1 have been achieved.

5.2. A Participant makes his/her request to the Board under Rule 5.1 by completing a Request to Vest Performance Rights in the form of Attachment 2. The Board must not unreasonably withhold its exercise of discretion under Rule 5.1.

5.3. Performance Rights which vest in accordance with either Rules 3 or 5.1, will be converted to Shares within a reasonable period of time (at no cost to the Participant). Each Participant will be notified when their respective Performance Rights are converted to Shares.

5.4. Any Shares to be allocated to Participants in respect of vested Performance Rights under this Plan will, subject to compliance by Qantas of the inside information provisions of the Corporations Act, be acquired on-market.

6. Lapse of Performance Rights

6.1 Unless the Board otherwise determines, any Performance Rights granted that have not vested in accordance with either Rules 3 or 5, will lapse if the Participant:

i. ceases employment with the Qantas Group (including for Redundancy); or
ii. commits an act of gross misconduct in relation to the Qantas Group. "Gross misconduct" means an act or omission justifying summary dismissal.

6.2. Rule 6.1i. will not apply if the Participant is employed by the Group after any Testing Date provided the Participant completes a Request to Vest Performance Right prior to cessation of employment with the Qantas Group. In this instance, the number of Performance Rights that Participant is entitled to Request to Vest in accordance with Rule 4, will be determined to the extent that the Performance Hurdle (if any) which has been achieved in respect of any Testing Date prior to cessation of employment with the Qantas Group.

6.3. After testing the Performance Hurdle in accordance with Rule 4, any Performance Rights for which the Performance Hurdle is not met will lapse after the testing as at 30 June 2009.

6.4. On a Performance Right lapsing, all rights of a Participant under the Plan in respect of the Performance Right cease and no consideration or compensation will be payable for or in relation to that lapse.

6.5 Where, due to Special Circumstances (other than Redundancy in which case Rule 6.1 applies), a Participant ceases to be employed by the Group before the achievement of the Performance Hurdle, the CEO has (at that time) an absolute discretion to resolve (if he/she believes it is appropriate) that the Rights vest:

i. in the case of any of the events in paragraphs (a)-(c) inclusive in the definition of Special Circumstances, on the day after the Participant ceases to be an employee of the Group; or
ii. in the case of any event in paragraph (e) in the definition of Special Circumstances, on the date that the CEO determines that a Special Circumstance exists or such other date that the CEO determines is appropriate.

Approved by Qantas Chairman (under Board delegation) – 16 February 2005

7. Administration

The CEO, Chief Financial Officer, EGM People and the Company Secretary are each delegated authority to approve in writing the taking such action as may be reasonably necessary or desirable to implement or effect the offer, including without limitation:

i. approval of any Request to Vest Performance Rights in accordance with Rule 5.2; and
ii. authorising the purchase (on-market) of the Shares required to meet the obligation on the conversion of the Rights.

8. Conflict

If there is a conflict between any part of these Rules and the Terms & Conditions of the Plan, the Terms & Conditions prevail.

9. Currency of these Rules

No offer under these Rules is to be made after 30 June 2005.

10. Qantas Employee Share Trading Policy (Insider Trading)

All Participants must comply with the requirements of the Qantas Employee Share Trading Policy, contained in the Qantas Code of Conduct.

Approved by Qantas Chairman (under Board delegation) – 16 February 2005

Attachment 1

Performance Hurdles

In respect of the 2004/05 Performance Rights Plan, the number of Performance Rights which may be vested will be determined by reference to the percentile performance of Qantas in comparison to:

1. companies with ordinary shares included in the S&P/ASX100 Index as at 20 October 2004 (ASX100); and
2. a basket of global listed airlines (Airlines).

Companies with Ordinary Shares Included in the S&P/ASX100 Index

Up to one-half of the total number of Performance Rights granted to a Participant may be converted in accordance with the Total Shareholder Return (TSR) of Qantas in comparison to the ASX100 (contained in Annexure 1) as follows:

Qantas TSR Performance Compared to the Relevant Target	Satisfaction of Performance Hurdle
0 to 25th percentile	Nil
25th to 49th percentile	Default nil, but subject to Board discretion
50th to 74th percentile	Sliding scale: 50% to 99% satisfied
75th to 100th percentile	100% satisfied

Basket of Global Listed Airlines

Up to one-half of the total number of Performance Rights granted to a Participant may be converted in accordance with the Total Shareholder Return (TSR) of Qantas in comparison to the Airlines as follows:

Qantas TSR Performance Compared to the Relevant Target	Satisfaction of Performance Hurdle
0 to 25th percentile	Nil
25th to 49th percentile	Default nil, but subject to Board discretion
50th to 74th percentile	Sliding scale: 50% to 99% satisfied
75th to 100th percentile	100% satisfied

The Airlines will consist of the following airlines:

- Air France
- Air New Zealand
- AMR Corp
- British Airways
- Cathay Pacific
- Delta Airlines
- JAL
- Lufthansa
- Ryanair
- Singapore Airlines
- Southwest Airlines
- Virgin Blue

Notes:

1. The base date for determining the TSR is 1 July 2004.
2. To the extent that the cumulative Performance Hurdles have been achieved as a result of testing, the relevant Rights may vest. (The Performance Hurdles in relation to Rights can only be achieved once and once fully achieved the above calculations are not required.)
3. The average closing share prices over the quarter preceding the relevant Testing Date is to be used to determine the relevant TSR performance.
4. Should data in respect of any of the companies in the chosen peer groups cease to be listed on a relevant financial market during the performance period, the average TSR ranking will be determined utilising the remaining companies.
5. Verification of whether, and to what extent, the above Performance Hurdles have been met is to be provided by Qantas' external auditor.
6. The Board has an absolute discretion in determining whether there is to be any vesting of

Approved by Qantas Chairman (under Board delegation) – 16 February 2005

Annexure A

S&P/ASX100 Index

Company	Company
1. Alinta Ltd	51. Macquarie Bank Ltd
2. Alumina Ltd	52. Macquarie CountryWide Trust
3. Amcor Ltd	53. Macquarie Goodman Industrial Trust
4. AMP Ltd	54. Macquarie Infrastructure Group
5. Ansell Ltd	55. Macquarie Office Trust
6. APN News & Media Ltd	56. Mayne Group Ltd
7. Aristocrat Leisure Ltd	57. Mirvac Group
8. Australia & New Zealand Banking Group Ltd	58. National Australia Bank Ltd
9. Australian Gas Light Co Ltd	59. National Foods Ltd
10. Australian Stock Exchange Ltd	60. Newcrest Mining Ltd
11. AWB Ltd	61. Oil Search Ltd
12. AXA Asia Pacific Holdings Ltd	62. OneSteel Ltd
13. BHP Billiton Ltd	63. Orica Ltd
14. Billabong International Ltd	64. Origin Energy Ltd
15. BlueScope Steel Ltd	65. Oxiana Limited
16. Boral Ltd	66. Pacific Brands Ltd
17. Brambles Industries Ltd	67. PaperlinX Ltd
18. Caltex Australia Limited	68. Patrick Corp Ltd
19. Centro Properties Group	69. Perpetual Trustees Australia Ltd
20. CFS Gandel Retail Trust	70. Promina Group Ltd
21. Challenger Financial Services Group Ltd	71. Publishing & Broadcasting Ltd
22. Coca-Cola Amatil Ltd	72. QBE Insurance Group Ltd
23. Cochlear Ltd	73. Resmed Inc
24. Coles Myer Ltd	74. Rinker Group Ltd
25. Commonwealth Bank of Australia	75. Rio Tinto Ltd
26. Commonwealth Property Office Fund	76. Ronin Property Group
27. Computershare Ltd	77. Santos Ltd
28. CSL Ltd	78. Sigma Co Ltd
29. CSR Ltd	79. Sims Group Ltd
30. Deutsche Diversified Trust	80. Sonic Healthcare Ltd
31. Deutsche Office Trust	81. Southcorp Ltd
32. Foodland Associated Ltd	82. St George Bank Ltd
33. Foster's Group Ltd	83. Stockland
34. Futuris Corp Ltd	84. Suncorp-Metway Ltd
35. General Property Trust	85. TABCORP Holdings Ltd
36. Gunns Ltd	86. Telecom Corp of New Zealand Ltd
37. Harvey Norman Holdings Ltd	87. Telstra Corp Ltd
38. HHG PLC	88. Ten Network Holdings Ltd
39. Iluka Resources Ltd	89. Toll Holdings Ltd
40. ING Industrial Fund	90. Transurban Group
41. ING Office Fund	91. Wesfarmers Ltd
42. Insurance Australia Group Ltd	92. West Australian Newspapers Holdings Ltd
43. Investa Property Group	93. Westfield Group
44. James Hardie Industries NV	94. Westpac Banking Corp
45. John Fairfax Holdings Ltd	95. WMC Resources Ltd
46. Leighton Holdings Ltd	96. Woodside Petroleum Ltd
47. Lend Lease Corp Ltd	97. Woolworths Ltd
48. Lihir Gold Ltd	
49. Lion Nathan Ltd	
50. Macquarie Airports	

Approved by Qantas Chairman (under Board delegation) – 16 February 2005

Attachment 2

Qantas Deferred Share Plan
2004/05 Performance Rights Plan
REQUEST TO VEST PERFORMANCE RIGHTS

To: Company Secretary
Qantas Airways Limited
Qantas Centre Building A, Level 9
203 Coward Street
MASCOT NSW 2020

Facsimile: (02) 9691 3339

This Request to Vest Performance Rights is subject to, and must be read in conjunction with, the Qantas Deferred Share Plan Terms & Conditions and the 2004/05 Performance Rights Plan Rules. Capitalised terms in this Request to Vest Performance Rights have the same meaning as in the Terms & Conditions.

I, [ ] (name),

of [ ] (address),

in accordance with Rules 5.1 and 5.2 of the 2004/05 Performance Rights Plan Rules, **request that the following number of my Performance Rights vest:**

……………… or **ALL** **(please circle)**

The number of Performance Rights you were awarded under the 2004/05 Performance Rights Plan is shown on your updated Holding Statement. The number of your Performance Rights in respect of which the Performance Hurdle has been tested and achieved (if any) in accordance with Rule 4 is also shown on your updated Holding Statement.

Note: If the number of Performance Rights exceed those available to you, it will be deemed that the all your available Performance Rights will be vested.

Your Request to Vest Performance Rights will only be deemed valid if, under the 2004/05 Performance Rights Plan Rules, the Performance Hurdle has been tested and achieved (if any) in accordance with Rule 4.

IMPORTANT INFORMATION ALSO CONTAINED OVERLEAF. YOU MUST READ THIS PRIOR TO SIGNING AND RETURNING THIS FORM.

I acknowledge my participation in the Deferred Share Plan remains subject to the Qantas Employee Trading Policy (Insider Trading) included in the Qantas Code of Conduct.

(signed) [ ] (date) [ ]

Approved by Qantas Chairman (under Board delegation) – 16 February 2005

IMPORTANT INFORMATION

As set out in Rules 3 and 5 of the 2004/05 Performance Share Plan Rules, Performance Rights cannot vest until after the Performance Hurdles have been tested and achieved (if any) in accordance with Rule 4. Any Requests to Vest Performance Rights received before this will not be processed until the Performance Hurdles have been achieved.

For the purposes of administering the Plan, any Requests to Vest Performance Rights which are received will be converted into shares at points in time when the Company Secretary deems that Qantas is not in possession of any material non-public information which would otherwise breach the "Inside Information" provisions of the Corporations Act. Subject to the "Inside Information" provisions of the Corporation Act, Performance Rights will be periodically converted into shares within a reasonable period of time.

After conversion, the Qantas Share Registry will send you written confirmation.

Performance Rights Plan General Information

Published : February 2005

Performance Equity Plan

The Performance Equity Plan comprises the Performance Share Plan (medium-term) and the Performance Rights Plan (long-term incentive). Both elements are designed to strengthen the alignment of the interests of the Participants with shareholders.

Performance Rights Plan

The aims of the Performance Rights Plan as the long-term incentive component are to:

- align the interests of eligible Participants and shareholders;
- provide a long-term incentive for the retention of key Executives; and
- support a culture of employee share ownership.

As a retention tool, the program is specifically targeted to Executives in senior/key roles or identified as high potential developing Executives.

Subject to achievement of a Board set Performance Hurdle, Rights may be converted (on a one-for-one basis) to ordinary Qantas shares up to ten years after award at no cost to the individual. Once the Performance Hurdle is satisfied, executives can "call" for the Rights to be converted.

The Performance Hurdle set by the Board for the 2004/05 grant of Rights is the Total Shareholder Return (TSR) of Qantas in comparison to:

- companies with ordinary shares included in the S&P/ASX100 Index in relation to 50% of the Rights; and
- a basket of global listed airlines in relation to the other 50% of the Rights.

The TSR will be first tested as at 30 June 2007 and, if required, re-tested every three months over the subsequent two years.

The Performance Hurdle will be considered satisfied in accordance with the following table:

Qantas TSR Performance Compared to the Relevant Target	Satisfaction of Performance Hurdle
0 to 25th percentile	Nil
25th to 49th percentile	Default nil, but subject to Board discretion
50th to 74th percentile	50% to 99% satisfied
75th to 100th percentile	100% satisfied

Generally, any Rights which have not vested will lapse if the relevant Executive ceases employment with the Qantas Group. Rights will also lapse if the Executive is guilty of gross misconduct in relation to the Qantas Group.

Once Rights vest, Qantas shares will be purchased on-market on a one-for-one basis and registered in the name of the relevant Executive.

This information is an addendum to the Executive Performance Plan General Information Booklet (Booklet) and must be read in conjunction with the Booklet. This is an overview only and detailed information is contained in the Plan Rules.

Qantas Airways Limite
ABN 16 009 661 90
Qantas Share Registr
Level 8, 580 George Street, Sydney, NSW, 200
Locked Bag A14, Sydney South, NSW, 123
Telephone: 1800 177 74
International: 61 2 8280 739
Facsimile: 02 9287 030
ASX Code: QAI
Email: registry@qantas.cor
Website: www.qantas.cor

[NAME]
[ADDRESS]
[ADDRESS]
[ADDRESS]

ASX CODE: QAI
SRN: [SRN
TFN: [QUOTED Y/N

STATEMENT DATE: 21 FEBRUARY 200

SUMMARY OF HOLDINGS AS AT 21 FEBRUARY 2005

Tradable Securities	Non-tradable Balance	Tradable Balance
Qantas fully paid ordinary shares	0	[NUMBER]
Employee Securities	**Non-tradable Balance**	**Tradable Balance**
Qantas Deferred Share Plan 2003 / 2004 Performance Share Plan (shares held by the Deferred Share Plan Trustee)	[NUMBER] Shares	N/A[1]
Qantas Deferred Share Plan Qantas Senior Manager Long-Term Incentive Plan (shares held by the Deferred Share Plan Trustee)	[NUMBER] Shares	N/A[1]
Qantas Deferred Share Plan 2004 / 2005 Performance Rights Plan	[NUMBER] Rights[2]	0[2]
Qantas Deferred Share Plan 2003 / 2004 Performance Rights Plan	[NUMBER] Rights[2]	0[2]
Qantas Deferred Share Plan 2002 Performance Rights Plan	[NUMBER] Rights[2]	0[2]
Qantas Long-Term Executive Incentive Plan 1999 Award	0[2,3]	[NUMBER] Entitlements[2,
Qantas Long-Term Executive Incentive Plan 2000 Award	[NUMBER] Entitlements[2,3]	[NUMBER] Entitlements[2,
Qantas Long-Term Executive Incentive Plan 2000 Supplementary Award	[NUMBER] Entitlements[2,3]	[NUMBER] Entitlements[2,

1. Any vested shares are transferred from the Trustee and registered in your name. As such, these shares appear above under "Tradable Securities".
2. Any Rights or Entitlements that have been converted to Qantas shares appear above under "Tradable Securities".
3. Please note that these Entitlements <u>do not</u> convert on a one–for-one basis to Qantas shares.

Assistant Company Secretary
Janine Smith

QANTAS

4 April 2005

Australian Securities & Investments Commission
PO Box 4000
Gippsland Mail Centre VIC 3841

Dear Sir/Madam

Form 484 – Section B1 – Cease Company Officeholder

Attached for filing is a Form 484 for Qantas Airways Limited pertaining to the resignation of Trevor Eastwood as Qantas Director.

Could you please acknowledge receipt of this document by signing and returning the duplicate copy of this letter to me.

Yours faithfully

per: Melissa Jones

Janine L. Smith
Manager Public Company

Receipt Acknowledged

for Australian Securities and Investments Commission

SENDER TO KEEP
LIFT & PEEL
CN9201602

oneworld

Assistant Company Secretary
Janine Smith

QANTAS

4 April 2005

Australian Securities & Investments Commission
PO Box 4000
Gippsland Mail Centre VIC 3841

Dear Sir/Madam

Form 484 – Section B1 – Cease Company Officeholder

Attached for filing is a Form 484 for Qantas Airways Limited pertaining to the resignation of Trevor Eastwood as Qantas Director.

Could you please acknowledge receipt of this document by signing and returning the duplicate copy of this letter to me.

Yours faithfully

per: Melissa Jones

Janine L. Smith
Manager Public Company

Receipt Acknowledged

for Australian Securities and Investments Commission

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Qantas Airways Limited

ACN/ABN
16 009 661 901

Corporate key
20401595

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Janine Louise Smith

ASIC registered agent number (if applicable)
115

Telephone number
02 9691 4262

Postal address
Qantas Centre, Building A, Level 9, 203 Coward Street, Mascot
NSW, 2020

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Brett Stuart Johnson

Capacity
☐ Director
☒ Company secretary

Signature
[signature]

Date signed
01/04/05
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

B1 Cease company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder.

Role of ceased officeholder
Select one or more boxes

- [x] Director
- [ ] Secretary
- [ ] Alternate director —— Person alternate for:

Date officeholder ceased

Date of change
31/03/05
[D D] [M M] [Y Y]

Name

The name of the ceased officeholder is

Family name: Eastwood

Given names: Trevor Raymond

Date of birth
29/03/42
[D D] [M M] [Y Y]

Place of birth (town/city): Adelaide

(state/country): South Australia

B1 Continued... Cease another company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder.

Role of ceased officeholder
Select one or more boxes

- [ ] Director
- [ ] Secretary
- [ ] Alternate director —— Person alternate for:

Date officeholder ceased

Date of change
__ __ / __ __ / __ __
[D D] [M M] [Y Y]

Name

The name of the ceased officeholder is

Family name:

Given names:

Date of birth
__ __ / __ __ / __ __
[D D] [M M] [Y Y]

Place of birth (town/city):

(state/country):

B2 Appoint company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officeholder
Select one or more boxes

☐ Director

☐ Secretary

☐ Alternate director

Date of appointment

Date of appointment

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

Name

The name of the appointed officeholder is (provide full given names, not initials)

Family name | Given names

Date of birth

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

Place of birth (town/city) | (state/country)

mer name
change by deed poll or marriage

Their previous name was (provide full given names, not initials)

Family name | Given names

Residential address

The residential address of the appointed officeholder is

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

If an 'Alternate director', for whom

Note:
Where an Alternate director is appointed, please attach the terms of appointment to this change form. (Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name | Given names

Expiry date (if applicable)

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

☐ Alternate director terms of appointment attached

B2 Continued... Appoint another company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officeholder
Select one or more boxes

☐ Director
☐ Secretary
☐ Alternate director

Date of appointment

Date of appointment
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

Name

The name of the appointed officeholder is (provide full given names, not initials)

Family name | Given names

Date of birth
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

Place of birth (town/city) | (state/country)

Former name
Eg change by deed poll or marriage

Their previous name was (provide full given names, not initials)

Family name | *Given names*

Residential address

The residential address of the appointed officeholder is

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

If an 'Alternate director', for whom

Note:
Where an Alternate director is appointed, please attach the terms of appointment to this change form. *(Refer to the guide for annexure requirements)*

The appointed 'Alternate director' is alternate for (person alternate for)

Family name | Given names

Expiry date (if applicable)
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

☐ Alternate director terms of appointment attached

B3 Special purpose company

Use this section to notify if the company has commenced or ceased status as one of the special purpose company designations below.
Note: If you indicate that your company has commenced status as one of the special purpose company designations listed below, ASIC will send a declaration for you to complete and return. Special purpose company designations are defined under Regulation 3 of the Corporations (Review Fees) Regulations 2003.

The change is

Commence
- ☐ Home unit company
- ☐ Superannuation trustee company
- ☐ For charitable purposes only

☐ Cease

For new registrations, use the date of registration as the 'date of change'

Date of change
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

Assistant Company Secretary
Janine Smith

QANTAS

27 April 2005

Australian Securities & Investments Commission
PO Box 4000
Gippsland Mail Centre VIC 3841

Re: Form 379 – Residential address or change in residential address for persons entitled to use an alternative address

Dear Sir/Madam

Attached for filing is a Form 379 to reflect the change of residential address for the Chairman of Qantas Airways Limited.

Could you please acknowledge receipt of this letter by signing and returning the duplicate to me.

If you require further information please do not hesitate to contact me on 02 9691 4262 during business hours.

Yours faithfully

Janine L. Smith
Assistant Company Secretary

Receipt Acknowledged

for Australian Securities and Investments Commission

ASIC registered agent number 115
lodging party or agent name Janine Louise Smith
office, level, building name or PO Box no. Qantas Centre, Building A, Level 9
street number & name 203 Coward Street
suburb/city Mascot state/territory NSW postcode 2020
telephone (02) 9691 4262
facsimile (02) 9691 3339
DX number suburb/city

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

Notification of

residential address or change in residential address for persons entitled to use an alternative address

form **379**

Corporations Act 2001
205D(3)

Personal details

family name Donazzan **given names** Margaret Anne
former family & given names (if any) Jackson
date of birth (d/m/y) 17 / 03 / 1953
place of birth (town/city) Warragul (state/country) Victoria

(tick the appropriate box)

☐ I am entitled to have an alternative address included in notices under subsections 205B(1), (2) or (4) or applications under subsections 5H(2), 117(2) or 601BC(2) because my name, but not my residential address, is on an electoral roll under the Commonwealth Electoral Act 1918 because of section 104 of that Act.

or

☒ ASIC has determined in writing under paragraph 205D(1)(b) that I am entitled to have an alternative address included in notices under subsections 205B(1), (2) or (4) or applications under subsections 5H(2), 117(2) or 601BC(2).

ASIC approval number (if issued) 58

Usual residential address or change to usual residential address

unit, floor, building name
street number and name 9 Avalon Road
suburb / city Armadale state/territory VIC postcode 3143

date of change (if applicable) 15 / 04 / 2005

Signature

I certify that the information in this form is true and correct.

print name Brett Stuart Johnson

sign here [signature] date 26 / 04 / 2005

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Assistant Company Secretary
Janine Smith

QANTAS

6 June 2005

Australian Securities & Investments Commission
PO Box 4000
Gippsland Mail Centre VIC 3841

Re: Form 379 Application for suppression of residential address

Dear Sir/Madam

I refer to a recent discussion with Elly Vandrehulst of your Client Contact Centre regarding the Form 379 – Applications for suppression of residential address for Margaret Anne Jackson, Chairman of Qantas Airways Limited.

Please note that Margaret Jackson has previously been granted "Silent Enrolment" under section 104 of the Commonwealth Electoral Act 1918. As a result, on 9 September 1997, ASIC approved Margaret Jackson's application to use an alternative address (number 58).

However, given Ms Jackson has changed electorates (from Kooyong to Higgins), she has to have a new "Silent Enrolment" approved by the Australian Electoral Commission (AEC). While I realise that pursuant to section 205D(3) of the Corporations Act, we are required to lodge with ASIC any change in a person's usual residential address, we are at this stage unable to complete the requisite form as we cannot attach "a [current] copy of the AEC's letter confirming silent enrolment status". As soon as we have confirmation from the AEC of this approval, we will lodge the necessary Form 379.

I ask for your understanding in this matter.

Could you please acknowledge receipt of this letter by signing and returning the duplicate to me.

If you require further information please do not hesitate to contact me on 02 9691 4262 during business hours.

Yours faithfully

Janine L. Smith
Assistant Company Secretary

Receipt Acknowledged

oneworld

for Australian Securities and Investments Commission

ASIC registered agent number:
lodging party or agent name:
address:
telephone:
facsimile:
DX number:
suburb/city:
reference:

	ASS.		REQ-A	
	CASH.		REQ-P	
	PROC.			

Australian Securities and Investments Commission

form **309**

Notification of
details of a charge

Corporations Act 2001
263, 264

This form must be lodged where: **any Australian company or registered body creates a charge or acquires property subject to a charge**
(lodge within 45 days after the charge was created or the property was acquired)

or ***any foreign company or registrable Australian body has an existing charge on its property and is applying for registration***
(lodge with appropriate registration form).

Corporation name (chargor) QANTAS AIRWAYS LIMITED
ACN or ARBN 009 661 901

Details of the charge

Date charge was created 16 JUNE 2005 or date property was acquired

How was the charge created? ☐ by resolution ☒ by instrument ☐ by deposit ☒ by other conduct, specify below
As set out in the charge

Type of charge ☒ Fixed ☐ floating ☐ fixed and floating
If the charge is a floating charge, or a fixed and floating charge, is the creation of subsequent charges restricted or prohibited? yes ☐ no ☐

Briefly describe the liability (whether present or prospective) secured by the charge
At any time, all amounts then due for payment or which will or may become due for payment or which remain unpaid, by the chargor to a Beneficiary in respect of the Principal Outstanding under the Transaction Documents (capitalised terms have the meaning given in the charge).

Maximum prospective liability(if applicable see section 282): US$750,000,000

Briefly describe the property charged
All present and future right, title and interest of the chargor in and to the Airbus model A330-300 airframe manufacturer's serial number 574 together with the four General Electric Model GE CF6-80E1A3 engines with manufacturer's serial numbers 811241 and 811243 and the Technical Records, Manufacturer's Warranties and Insurances (each such term as defined in the charge) and other property as more specifically described in the charge.

☒ details of the chargee ☐ details of the trustee for the debenture holders

Name (family & given names or corporation name, if a corporation give A.C.N. or A.R.B.N. if applicable)
Commerzbank Aktiengesellschaft

office, floor, building name
street number & name Kaiserstr. 16
suburb/city state/territory postcode 60311 Frankfurt am Main
country (if not Australia) Germany
financial benefit

Nominate any financial benefit (such as an amount or rate percent of commission, allowance or discount) given to someone who, absolutely or conditionally, subscribes to or agrees to subscribe to, or procures or agrees to procure, subscriptions for any debentures included in this notice.

Signature

This form must be signed by, or on behalf of, the Australian company, the registrable Australian body or the foreign company or by an interested person

Print name of person signing X JANINE SMITH

Capacity or nature of interest of person signing(including details of the authority you have, if signing on behalf of a corporation)
ASSISTANT COMPANY SECRETARY

if signing on behalf of a corporation, print name of corporation & ACN or ARBN
QANTAS AIRWAYS LIMITED ACN 009 661 901

date 23/6/2005

Documents

I declare that the statements below are correct. (tick boxes which apply)

charge created by issue of debentures

I verify ☐ *the annexure marked ( ) of ( ) pages is a true copy of the resolution(s) passed by the corporation authorising the issue of a series of debentures constituting the charge.*

and ☐ *I witnessed the execution of the first debenture in the series.*

and ☐ *the annexure marked ( ) is a true copy of the first debenture in the series.*

charge created by an instrument

☒ *The original of the instrument(s) creating or evidencing the charge is attached.*

OR

I verify ☐ *the annexure marked ( ) of ( ) pages is a true copy of the instrument(s) creating or evidencing the charge and I witnessed the execution by the chargor of the instrument(s).*

charge existing on the property acquired

I verify ☐ *the annexure marked ( ) of ( ) pages is a true copy of the instrument(s) creating or evidencing the charge.*

***Annexures must conform to the requirements shown at the end of this form.**

Signature

This form must be signed by, or on behalf of, the Australian company, the registrable Australian body or the foreign company or by an interested person

Print name of person signing X JANINE SMITH

Capacity or nature of interest of person signing(including details of the authority you have, if signing on behalf of a corporation)

ASSISTANT COMPANY SECRETARY

if signing on behalf of a corporation, print name of corporation & ACN or ARBN

QANTAS AIRWAYS LIMITED ACN 009 661 901

sign here X [signature] date 23 / 6 / 2005

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form.

Include:

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information.

hrs mins

Compliance with stamp duty law

A duly completed certification of compliance with stamp duties law (form 350):

☒ accompanies this form.

☐ does not accompany this form.

If all the documents accompanying this form required by section 263(1) have been stamped in accordance with the law relating to stamp duty, complete and attach the **form 350 "Certification of compliance with stamp duties law"**.

Provisional registration

If any document accompanying this form has not been stamped as required by any law relating to stamp duty,

or

if this form contains the company name and the name of the trustee or chargee but not all other details,

the Commission will mark the entry in the Register as "provisional" and ask you to complete the requirements.

If the requirements have not been completed by a specified time, the Commission will delete all particulars of the charge from the register.

Send to

Australian Securities and Investments Commission

PO Box 4000

Gippsland Mail Centre VIC 3841

Annexures

To make any annexure conform to the regulations, you must

1. use A4 size paper of white or light pastel colour with a margin of at least 10mm on all sides
2. show the corporation name and A.C.N. or A.R.B.N.
3. number the pages consecutively
4. print or type in dark blue or black ink so that the document is clearly legible when photocopied
5. identify the annexure with a mark such as A, B, C, etc
6. endorse the annexure with the words:
   This is annexure (mark) of (number) pages referred to in form (form number and title)
7. sign and date the annexure
   The annexure must be signed by the same person(s) who signed the form.

ASIC registered agent number:
lodging party or agent name:
address:
telephone:
facsimile:
DX number:
suburb/city:
reference:

A BARCODE IS NOT REQUIRED ON THIS DOCUMENT

	ASS.		REQ-A	
	CASH.		REQ-P	
	PROC.			

Australian Securities and Investments Commission

form **350**

Certification of
compliance with stamp duties law

Corporations Act 2001
265(4)(b)

corporation name QANTAS AIRWAYS LIMITED

ACN or ARBN 009 661 901

Details of the charge

date charge was created 16 JUNE 2005

name of chargee(s) or trustee(s) COMMERZBANK AKTIENGESELLSCHAFT

Certification

I certify that all the documents accompanying the notification of details of this charge, in accordance with section 263(1), have been duly stamped if so required and as required by any law of the Australian Capital Territory, New South Wales, the Northern Territory, Queensland, South Australia, Tasmania, Victoria and Western Australia relating to stamp duty on any such document.

print name of person signing X JANINE SMITH

capacity or nature of interest of person signing (including details of the authority you have, if signing on behalf of a corporation)
ASSISTANT COMPANY SECRETARY

if signing on behalf of a corporation, print name of corporation & ACN or ARBN
QANTAS AIRWAYS LIMITED ACN 009 661 901

sign here X [signature] date 23/6/2005

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form.
Include:
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information.

hrs mins

Assistant Company Secretary
Janine Smith

QANTAS

15 July 2005

Australian Securities & Investments Commission
PO Box 4000
Gippsland Mail Centre VIC 3841

Dear Sir/Madam

Re: Form 484 – Section B2 – Appoint company officeholder

Attached for filing is Form 484 for Qantas Airways Limited pertaining to the appointment of Peter Cosgrove to the Qantas Board.

Could you please acknowledge receipt of this document by signing and returning the duplicate copy of this letter to me.

If you require further information please do not hesitate to contact me on 02 9691 4262 during business hours.

Yours faithfully

Janine L. Smith
Assistant Company Secretary

Receipt Acknowledged

for Australian Securities and Investments Commission

LIFT & PEEL

SENDER TO KEEP
CN9236786

oneworld

Assistant Company Secretary
Janine Smith

QANTAS

15 July 2005

Australian Securities & Investments Commission
PO Box 4000
Gippsland Mail Centre VIC 3841

Dear Sir/Madam

Re: Form 484 – Section B2 – Appoint company officeholder

Attached for filing is Form 484 for Qantas Airways Limited pertaining to the appointment of Peter Cosgrove to the Qantas Board.

Could you please acknowledge receipt of this document by signing and returning the duplicate copy of this letter to me.

If you require further information please do not hesitate to contact me on 02 9691 4262 during business hours.

Yours faithfully

Janine L. Smith
Assistant Company Secretary

Receipt Acknowledged

for Australian Securities and Investments Commission

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Qantas Airways Limited

ACN/ABN
16 009 661 901

Corporate key
88952968

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Janine Louise Smith

ASIC registered agent number (if applicable)
115

Telephone number
02 9691 4262

Postal address
Qantas Centre, Building A, Level 9, 203 Coward Street
Mascot, New South Wales, 2020

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Brett Stuart Johnson

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
12/07/05
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au

B1 Cease company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder.

Role of ceased officeholder
Select one or more boxes

☐ Director
☐ Secretary
☐ Alternate director —— Person alternate for

Date officeholder ceased

Date of change
[D D] / [M M] / [Y Y]

Name

The name of the ceased officeholder is

Family name | *Given names*

Date of birth
[D D] / [M M] / [Y Y]

Place of birth (town/city) | (state/country)

B1 Continued... **Cease another company officeholder**

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder.

Role of ceased officeholder
Select one or more boxes

☐ Director
☐ Secretary
☐ Alternate director —— Person alternate for

Date officeholder ceased

Date of change
[D D] / [M M] / [Y Y]

Name

The name of the ceased officeholder is

Family name | Given names

Date of birth
[D D] / [M M] / [Y Y]

Place of birth (town/city) | (state/country)

B2 Appoint company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officeholder
Select one or more boxes

- [x] Director
- [ ] Secretary
- [ ] Alternate director

Date of appointment

Date of appointment
0 6 / 0 7 / 0 5
[D D] [M M] [Y Y]

Name

The name of the appointed officeholder is (provide full given names, not initials)

Family name	Given names
Cosgrove	Peter John

Date of birth
2 8 / 0 7 / 4 7
[D D] [M M] [Y Y]

Place of birth (town/city)	(state/country)
Sydney	New South Wales

mer name
Eg change by deed poll or marriage

Their previous name was (provide full given names, not initials)

Family name	Given names

Residential address

The residential address of the appointed officeholder is

Street number and Street name
10 Garsia Street

Suburb/City	State/Territory
Campbell	ACT

Postcode	Country (if not Australia)
2612	

If an 'Alternate director', for whom

Note:
Where an Alternate director is appointed, please attach the terms of appointment to this change form. (Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name	Given names

Expiry date (if applicable)
    /   /
[D D] [M M] [Y Y]

- [ ] Alternate director terms of appointment attached

Continued... Appoint another company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officeholder
Select one or more boxes

☐ Director

☐ Secretary

☐ Alternate director

Date of appointment

Date of appointment
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

Name

The name of the appointed officeholder is (provide full given names, not initials)

Family name ______ Given names ______

Date of birth
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

Place of birth (town/city) ______ (state/country) ______

Former name
Eg change by deed poll or marriage

Their previous name was (provide full given names, not initials)

Family name ______ Given names ______

Residential address

The residential address of the appointed officeholder is

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

If an 'Alternate director', for whom

Note:
Where an Alternate director is appointed, please attach the terms of appointment to this change form. (Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name ______ *Given names* ______

Expiry date (if applicable)
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

☐ Alternate director terms of appointment attached

B3 Special purpose company

Use this section to notify if the company has commenced or ceased status as one of the special purpose company designations below.
Note: *If you indicate that your company has commenced status as one of the special purpose company designations listed below, ASIC will send a declaration for you to complete and return.* Special purpose company designations are defined under Regulation 3 of the Corporations (Review Fees) Regulations 2003.

The change is

Commence
- ☐ Home unit company
- ☐ Superannuation trustee company
- ☐ For charitable purposes only

☐ Cease

For new registrations, use the date of registration as the 'date of

Date of change
☐☐/☐☐/☐☐